06016715

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME WorleyParsons Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 14 2006
THOMSON FINANCIAL

FILE NO. 82- 34858 FISCAL YEAR 6-30-06

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE: 9/11/06

WorleyParsons

resources & energy

WORLEYPARSONS LIMITED

ACN 096 090 158

FINANCIAL REPORT

FINANCIAL YEAR ENDED 30 JUNE 2006

CONTENTS

DIRECTORS' REPORT

The directors present their report on the consolidated entity consisting of WorleyParsons Limited ("WorleyParsons", "parent entity" or "Company") and the entities it controlled ("consolidated entity" or "Group") at the end of, or during the financial year ended 30 June 2006.

DIRECTORS

The following persons were directors of WorleyParsons Limited during the financial year and until the date of this report:

Ron McNeilly (Chairman)

Grahame Campbell

Erich Fraunschiel

John Green

John Grill (Chief Executive Officer)

Eric Gwee

William Hall

David Housego

PRINCIPAL ACTIVITIES

During the financial year, the principal activities of the consolidated entity consisted of:

(a) provision of engineering design and project services to the following sectors:
- Hydrocarbons
- Power
- Minerals & Metals
- Infrastructure;

(b) provision of maintenance and reliability support services to these sectors; and

(c) infrastructure developments.

DIVIDENDS – WORLEYPARSONS LIMITED

Details of dividends in respect of the financial year are as follows:

	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
Final ordinary dividend for the financial year ended 30 June 2004 of 6.5 cents per ordinary share paid on 30 September 2004*	-	9,708
Interim ordinary dividend for the financial year ended 30 June 2005 of 7.5 cents per ordinary share paid on 6 April 2005*	-	15,372
Final ordinary dividend for the financial year ended 30 June 2005 of 12.5 cents per ordinary share paid on 30 September 2005 *	25,619	-
Interim ordinary dividend for the financial year ended 30 June 2006 of 18.5 cents per ordinary share paid on 7 April 2006 #	37,916	-
Total dividends paid	63,535	25,080

* Fully franked dividend

\# Partly franked dividend

Since the end of the financial year, the directors have declared a final dividend of 22.5 cents per fully paid ordinary share, partly franked based on tax paid at 30%. In accordance with Accounting Standard AASB 137 "Provisions, Contingent Liabilities and Contingent Assets", the aggregate amount of the proposed final dividend of $46.1 million is not recognised as a liability as at 30 June 2006.

REVIEW OF OPERATIONS

A summary of the consolidated revenues and results is as follows:

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
Revenue from continuing operations	2,404,512	1,252,020
EBITDA margin on statutory revenue	9.1%	9.3%
EBITDA	219,905	117,035
Depreciation and asset impairment	(14,591)	(8,387)
Amortisation	(5,771)	(6,339)
EBIT	199,543	102,309
Net interest expense	(2,658)	(3,761)
Profit before income tax expense	196,885	98,548
Income tax expense	(55,143)	(29,843)
Profit after income tax expense	141,742	68,705
Profit attributable to minority interests	(2,636)	(2,253)
Profit attributable to members of WorleyParsons Limited	139,106	66,452

Revenue from continuing operations	2,404,512	1,252,020
Less: procurement services revenue	(299,857)	(113,839)
Revenue from continuing operations excluding procurement services revenue	2,104,655	1,138,181
Add: share of revenue from associates	786,328	708,095
Less: procurement services revenue of associates	(426,601)	(466,745)
Net revenue from associates	359,727	241,350
Aggregated revenue [1]	2,464,382	1,379,531
EBITDA margin on aggregated revenue	8.9%	8.5%

1 Aggregated revenue is defined as statutory revenue plus share of revenue from associates less procurement services revenue at nil margin. The directors believe the disclosure of revenue attributable to associates provides additional information in relation to the financial performance of WorleyParsons.

	AGGREGATED REVENUE		EBIT		EBIT MARGIN	
	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 %	12 MONTHS TO 30 JUNE 2005 %
Hydrocarbons	1,777,723	988,435	158,687	81,303	8.9	8.2
Power	367,766	172,431	47,817	21,813	13.0	12.7
Minerals & Metals	202,176	159,819	27,681	22,664	13.7	14.2
Infrastructure	126,757	59,185	9,703	6,750	7.7	11.4
Other	5,311	4,305	-	-	-	-
Unallocated/eliminations	(15,351)	(4,644)	(44,345)	(30,221)	-	-
	2,464,382	1,379,531	199,543	102,309	8.1	7.4

Aggregated revenue was $2,464.4 million, an increase of 78.6% on the prior year and a record result for the Group. EBIT of $199.5 million was up 95.0% from the prior year result of $102.3 million.

Basic Earnings per Share were 68.0 cents per share, an increase of 88.9% from the previous financial year result of 36.0 cents per share.

The EBIT margin for the group increased to 8.1% compared to 7.4% in 2005. After tax the Company earned a net margin on aggregated revenue of 5.6%, compared to the 2005 net margin of 4.8%. The corporate tax rate was 28.0% compared with 30.3% in 2005.

Included in the full year result is a contribution to pre tax earnings of US $4.1m relating to settlement of outstanding claims in the US power business that were outstanding at the time of the Parsons E&C acquisition.

The Company retains a strong cash position and low level of gearing with Net debt to Net debt + Equity at year end of 10.2%. Cash as at 30 June 2006 was $78.2 million. EBITDA Interest cover for 2006 was 27.6 times.

Operating cash flow for the period was $115.7 million, compared to $91.1 million in 2005. During the year the first tranche of the Company's Long Term Incentive plan vested. The performance rights exercisable under the plan were purchased on market by the Company at a cost of $7.6 million, which is included in operating cash flow.

Cash outflow from investing activities was $102.4 million. This includes $35.2 million paid for the acquisition of Komex Environmental and $26.3 million paid for the acquisition of the remaining 50% of WorleyParsons MEG Ltd, the remaining 49% of Jones & Jones, 100% of HGE Limited and others.

The Company also committed $20.9 million in 2006 on the development of the Exmouth Energy Project in Western Australia as part of its infrastructure development strategy.

HYDROCARBONS

Aggregated revenue for the Hydrocarbons group in the year was $1,777.7 million representing approximately 72% of WorleyParsons revenue and an increase of 79.9% from the prior year. Segment EBIT was $158.7 million with a reported segment margin of 8.9%. (2005: EBIT $81.3 million margin 8.2%).

Operational highlights include significant improvement in operational performance in the Middle East, a strong performance in the second half from the US operations and a continuation of historically high level of activity across WorleyParsons' global hydrocarbons operations.

Major activities in the period for the Australasian region included the successful conclusion of the front end study for Woodside Energy's Angel gas development and subsequent award of the EPCM contract to Eos, a joint venture of Worley Parsons and KBR. Eos also completed the front end design for the PNG Gas project (PNG facilities and pipeline) during the year.

Other major projects include the commencement of the design and project services for the new LNG V train for the North West Shelf venture being undertaken by a joint venture between WorleyParsons and Foster Wheeler (FWWP) and the award by Woodside Energy of a $700 million integrated services contract to the Transfield Worley joint venture.

Highlights in the Asian operations of WorleyParsons include strong performance in Indonesia on a series of projects for ConocoPhillips, the retention of the contract to support operations for Brunei Shell Petroleum and the expansion of the Company's operations in Thailand to service the downsteam market. WorleyParsons' Malaysian venture, Ranhill WorleyParsons, performed projects for a range of regional clients including Petronas, Sarawak Shell, BG India, BP Vietnam, and NIOC/Petropars.

The Middle East region has delivered its strongest operating performance with improved results across the region, particularly in Oman and Saudi Arabia. Work has commenced on the Al-Khafji joint operations engineering services contract. Activity levels in Saudi Arabia are at their highest level in recent years. The growth of the Abu Dhabi hub continues with several Engineering and PMC projects being awarded in the period by the ADNOC group of companies.

The Company was also awarded an EPCM contract for the Kuwait Oil company for a pipeline project at the Al Ahmadi refinery.

The African operations continue to grow with a focus on supporting local operations in Nigeria and the recent opening of an office in Angola to provide in country project and asset support to the hydrocarbons industry.

Activity levels in the Americas remain high with a strong second half performance from the US operations. The US operations executed major projects for ExxonMobil in Venezuela, for ExxonMobil and ChevronTexaco in Nigeria and for Unocal in Bangladesh.

The downstream market in the United States continues to expand with WorleyParsons' operations awarded a major FEED contract for the clean fuels upgrade for the New Zealand Refining Company (NZRC), a three year services contract for ExxonMobil Chemical Company at Beaumont, Texas, and the FEED for the NCP petrochemical complex in Saudi Arabia.

The Canadian operating result has benefited from the continuing high level of activity in the development of oil sands projects. The Company is currently executing projects for ConocoPhillips, Canadian Natural Resources Limited, North American Oil Sands, Nexen, Husky and others while providing environmental services and asset services support to the existing facilities for Suncor, Imperial Oil (ExxonMobil), Shell and Petro-Canada.

A substantial effort is being undertaken in the integration of the Canadian operations to ensure that the benefits from the Company's acquisition of Komex Environmental, the remaining 50% of WorleyParsons MEG and HGE Limited are realised so that the Canadian operations can service all of WorleyParsons customer segments.

An early indication of the opportunities available in the Canadian market can be seen in the recent award by Shell's Albian oil sands operation which involves WorleyParsons Komex providing environmental services, HGE providing materials handling and primary material process expertise and WorleyParsons MEG providing oil process and facilities support services.

The European operations continue to support major project activity in Kazakhstan and Russia. Progress was made in the year in the development of local operations in Kazakhstan, enhancing WorleyParsons ability to perform additional services in country. In addition the London office is providing major project support in conjunction with other WorleyParsons offices to projects in the Middle East and Africa and is developing a regional asset services capability to provide asset support for global and regional customers.

POWER

WorleyParsons Power business experienced strong growth in 2006. Aggregated revenue grew 113.3% to $367.8 million. Segment EBIT was $47.8 million with a reported segment margin of 13.0%. (2005: EBIT $21.8 million margin 12.7%).

Included in the Power result is a contribution to pre tax earnings of US $4.1 million relating to settlement of outstanding claims in the US power business that were outstanding at the time of the Parsons E&C acquisition.

Major activity in the Power sector in the year included significant project activity in Bulgaria on the Belene nuclear facility and the Maritza coal station. The US market saw a continuation of high levels of activity particularly for flue gas desulphurisation projects, support of the Tennessee Valley Authority contract and feasibility and siting studies for new coal and nuclear facilities.

Subsequent to year end the Company was awarded a services contract for Santee Cooper's 600-megawatt coal-fired generation facility near Kingsburg in Florence County, South Carolina. This power facility is scheduled to be operational in early 2012. The project has a total estimated constructed cost of US $998 million and continues the successful relationship between WorleyParsons and Santee Cooper, South Carolina's state-owned electric and water utility.

The expansion of the Singapore power business acquired in 2004 continues to develop its operations in Singapore and across the region including support for a supercritical coal study in China

MINERALS & METALS

The Minerals & Metals group performed ahead of expectations with aggregated revenue for the year of $202.2m, an increase of 26.5% from the $159.8 million reported in 2005. EBIT for the year was $27.7 million with a margin of 13.7% (2005: EBIT $22.7 million margin 14.2%).

Major project activity in the period included work for the BHP Billiton Worsley facility, projects for BeMax and the Yarwun facility for Orica. The recently acquired HGE Limited continues to perform well and will assist in the international expansion of the Minerals & Metals business.

In 2006 the Company was awarded a contract to provide program management services for the Ma'aden phosphate project in Saudi Arabia. When completed the phosphate project will be the largest integrated fertilizer plant in the world and represents the largest contract secured by WorleyParsons in its Minerals & Metals and Infrastructure businesses to date.

Zinifex awarded WorleyParsons a three year Projects Alliance to manage sustaining capital projects for the Port Pirie Smelter. This award further extended the already broad base of project alliances that the Minerals & Metals group have in the industry.

Reflecting the increasing depth and breadth of technical capability within the Minerals and Metals business, feasibility studies are being performed for clients in the alumina, aluminium and base metals sectors including the recent award by BHP Billiton to a WorleyParsons and SNC Lavalin joint venture for involvement in studies for the expansion of the Olympic Dam facility.

INFRASTRUCTURE

The Infrastructure business reported aggregated revenue of $126.8 million, an increase of 114.2% on the prior year. EBIT of $9.7 million was 43.7% ahead of the 2005 result of $6.8 million. Margins in Infrastructure in 2006 were 7.7%, lower than the 11.4% margin achieved in 2005 reflecting additional costs in developing the international operations and costs associated with the exit of an underperforming business unit.

In addition to providing services to private and public infrastructure projects, the Infrastructure business continues to support other parts of the WorleyParsons' operations by undertaking the siting and feasibility studies for the infrastructure component of resource and energy developments.

2006 has seen the group commence work on two world scale resource infrastructure projects; the Ma'aden phosphate project and the Pilbara Infrastructure project.

The acquisition of the Calgary based Komex Environmental business in January 2006 has provided a significant increase in the scale and capability of the infrastructure business and good progress has been made in a limited time in the integration of the Komex operations.

DEVELOPMENTS

The second development project the Company is undertaking, the $31.4 million Exmouth Energy Project, has been affected by cost overruns resulting in an impairment charge of $1.9 million being recorded against the carrying value of the project. It is expected that the project will be operational in the 1st quarter of the 2007 financial year with the Company contributing approximately $6.3m in equity to the project with the balance being project financed.

EARNINGS PER SHARE

	2006 CENTS	2005 CENTS
Basic earnings per share	68.0	36.0
Diluted earnings per share	67.9	35.9

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Effective 1 August 2005, a wholly owned subsidiary of WorleyParsons Limited, acquired the remaining 50% interest of WorleyParsons MEG Limited ("MEG") for a total consideration of $17.8 million and gained effective control at that date. From the date of acquisition to 30 June 2006, the incremental net profit after tax to the Group resulting from the increase in ownership percentage was $1.6 million. The deferred consideration of $7.7 million is payable in two equal cash instalments due on the first and second anniversaries of the acquisition.

Effective 1 September 2005, wholly owned subsidiaries of WorleyParsons Limited, acquired 100% of Canadian minerals and metals company HG Engineering Limited ("HGE") for a total consideration of $16.2 million. HGE is an engineering and project management business with operations in Toronto, Canada and Dallas, Texas. HGE reported revenues of approximately C$14.2 million in the previous year and has around 140 employees. From the date of acquisition to 30 June 2006, HGE contributed $2.3 million to the net profit after tax of the Group. The deferred consideration of $6.1 million is payable in two equal cash instalments due on the first and second anniversaries of the acquisition.

On 1 January 2006, WorleyParsons (Canada) Limited, a wholly owned subsidiary of WorleyParsons Limited, acquired 100% of Komex Environmental Limited ("Komex") for a total consideration of $35.2 million. Komex is a Calgary based group that provides a range of services including water resource engineering and specialist geotechnical and environmental consulting and engineering to the resources and energy sector. From the date of acquisition to 30 June 2006, Komex has contributed $2.7 million to the net profit after tax of the Group. Komex employs approximately 420 staff and has operations in Canada, the USA and Europe.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

On 1 July 2006, WorleyParsons Infrastructure Holdings Pty Limited, a wholly owned subsidiary of WorleyParsons Limited acquired 100% of TMG International Holdings Pty Limited ("TMG") for $3.6 million. TMG is an Australian based company that provides specialist consulting and technological solutions to the rail and associated industries. TMG had estimated revenue of $5.5 million for the year ended 30 June 2006 and employs around 35 staff.

Subsequent to 30 June 2006, WorleyParsons Financial Services Pty Limited has agreed to provide financial support to Burns & Roe Worley Pty Limited, an associate entity in which the consolidated entity has a 50% beneficial interest. It is not expected that the provision of this financial support will result in a material impact to the profit attributable to members of WorleyParsons Limited.

No other matter or circumstance has arisen since 30 June 2006 that has significantly affected, or may significantly affect:

(a) the consolidated entity's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) the consolidated entity's state of affairs in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

We expect the market for WorleyParsons' services will continue to be strong. Our key markets and sectors continue to experience positive conditions, in particular Hydrocarbons and Power. We are well positioned throughout the business to respond to these opportunities.

Further information on likely developments in the operations of the consolidated entity and the expected results of the operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

ENVIRONMENTAL REGULATION

In the majority of WorleyParsons' business situations, WorleyParsons is not the owner or operator of plant and equipment requiring environmental approvals. WorleyParsons would typically be assisting its customers with the management of their environmental responsibilities, rather than holding those responsibilities directly. However, WorleyParsons has environmental responsibilities in terms of compliance with environmental controls and in exercising reasonable care and skill in its design, construction management and supervision activities. The risks associated with environmental issues are managed through WorleyParsons' risk management and quality assurance systems.

During the year, WorleyParsons acquired Komex Environmental Limited ("WorleyParsons Komex"), an international environmental and water resources consulting and engineering company. WorleyParsons Komex provides environmental consulting and monitoring services to industrial clients. WorleyParsons Komex is also involved in remediation of contaminated sites for its clients and in the past acquired and remediated its own brownfields sites. WorleyParsons Komex still owns one remediated property.

WorleyParsons has ownership interests in pipeline and power station assets projects that hold appropriate environmental approvals. Compliance with these approvals is managed through the operational systems which control and monitor the operation and maintenance of these assets.

The Company is not aware of any breaches by a WorleyParsons controlled entity of any environmental rule or regulation.

NON AUDIT SERVICES

Non audit services provided by the external auditor (Ernst & Young) during the financial year to the Company and entities in its consolidated group are set out below.

Independent Accountant's Report and Financial Information	$61,964
Tax services	$121,477
Group treasury review	$21,000
Other acquisition related assurance services	$85,000
Total non audit services provided by the external auditor:	$289,441

The Board has considered the position and, in accordance with the advice received from the Audit and Risk Committee is satisfied that the provision of the non audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non audit services by the auditor, as set out above, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- All non audit services have been reviewed by the Audit and Risk Committee to ensure they do not impact the integrity and objectivity of the auditor; and
- *None of the services undermine the general principles relating to auditor independence as set out in professional* statement F1, including reviewing and auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

Auditor's Independence Declaration to the Directors of WorleyParsons Limited

In relation to our audit of the financial report of WorleyParsons Limited for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Michael Elliott
Partner
28 August 2006

MEETINGS OF DIRECTORS

The number of meetings of directors (including meetings of committees of directors) held during the financial year and the number of meetings attended by each director was as follows:

	BOARD MEETINGS		AUDIT AND RISK COMMITTEE		NOMINATIONS AND REMUNERATION COMMITTEE	
DIRECTOR	MEETINGS HELD WHILE A DIRECTOR	NUMBER ATTENDED	MEETINGS HELD WHILE A MEMBER	NUMBER ATTENDED	MEETINGS HELD WHILE A MEMBER	NUMBER ATTENDED
Ron McNeilly	8	8	-	-	6	6
Grahame Campbell	8	8	6	6	6	6
Erich Fraunschiel	8	8	6	6	-	-
John Green	8	8	6	6	6	5
John Grill	8	8	-	-	-	-
Eric Gwee	8	8	-	-	6	6
William Hall	8	8	-	-	-	-
David Housego	8	8	-	-	-	-

INFORMATION ON DIRECTORS

RON MCNEILLY

CHAIRMAN AND NON EXECUTIVE DIRECTOR

Ron is Chairman of the Board and a member of the Nominations and Remuneration Committee. Ron is currently the Deputy Chairman of BlueScope Steel Limited (previously BHP Steel) and has over 30 years' experience in the steel industry. Ron joined BHP Billiton in 1962 and has held positions with BHP Billiton including Executive Director and President BHP Minerals, Chief Operating Officer, Executive General Manager and Chief Executive Officer BHP Steel, General Manager Transport, General Manager Long Products Division and General Manager Whyalla Works. Ron is the Chairman of the Melbourne Business School Limited and a director of Alumina Limited. He is a former Chairman of Ausmelt Limited and a former director of GH Michell Holdings Pty Limited, QCT Resources and Tubemakers of Australia.

Australian listed company directorships

LISTED COMPANY NAME	NATURE OF DIRECTORSHIP	DATE OF COMMENCEMENT	DATE OF CESSATION
Alumina Limited	Non executive director	11 December 2002	n/a
BlueScope Steel Limited	Deputy Chairman	10 May 2002	n/a
Ausmelt Limited	Chairman	21 October 2002	19 November 2004

GRAHAME CAMPBELL

NON EXECUTIVE DIRECTOR

Grahame is a member of the Audit and Risk Committee and the Nominations and Remuneration Committee. Grahame was Managing Director of CMPS&F from 1987 to 1995, at the time one of the largest engineering and project management groups in Australia. Grahame has over 30 years' experience in the management of major Australian and offshore infrastructure projects including oil, gas, road, rail, mining and minerals projects. Grahame is currently a director of Iluka Resources Limited and the Macro Engineering Council (University of Sydney). Grahame is a past President of the Association of Consulting Engineers Australia and the Australian Pipeline Industry Association. Prior to his appointment as non executive director of the Company on listing in 2002, Grahame was a member of the advisory board for four years.

Australian listed company directorships

LISTED COMPANY NAME	NATURE OF DIRECTORSHIP	DATE OF COMMENCEMENT	DATE OF CESSATION
Iluka Resources Limited	Non executive director	17 December 1998	n/a

ERICH FRAUNSCHIEL
NON EXECUTIVE DIRECTOR

Erich is the Chairman of the Audit and Risk Committee. Erich is a director of Woodside Petroleum Limited, West Australian Newspapers Holdings Limited, Rabobank Australia Limited, the WCM Group Limited and the West Australia Opera Inc. He is Chairman of Wesfarmers Federation Insurance Limited and Lumley General Insurance Limited. Erich's early business career was in the petroleum marketing and management consulting industries. In 1981, he joined the Australian Industry Development Corporation where he was involved in project lending, investment banking and venture capital investment. In 1984, he joined Wesfarmers Limited to start the company's projects and business development function. In 1988, he became General Manager of the group's commercial division and from 1992 until his retirement in July 2002 was an executive director and Chief Financial Officer of the group.

Australian listed company directorships

LISTED COMPANY NAME	NATURE OF DIRECTORSHIP	DATE OF COMMENCEMENT	DATE OF CESSATION
West Australian Newspapers Holdings Limited	Non executive director	2 May 2002	n/a
Woodside Petroleum Limited	Non executive director	1 December 2002	n/a
Foodland Associated Limited	Non executive director	2 October 2002	8 December 2004

JOHN GREEN
NON EXECUTIVE DIRECTOR

John is a member of the Audit and Risk Committee and the Nominations and Remuneration Committee. John is a company director, investor and writer. Until August 2006, he was an investment banker at Macquarie Bank, where he was an executive director for 13 years. His professional career before investment banking was 17 years in law, including as a partner in law firms Freehills and Dawson Waldron. John is director of three not-for-profits: Macquarie Bank Foundation, the General Sir John Monash Foundation and The Centre for Independent Studies. In past years, he was a member of the ASX National Listings Committee and held a number of posts in the Securities Institute of Australia (now Finsia). Prior to his appointment as a non executive director of the Company on listing in 2002, John was a member of the advisory board for nine years, including a period as its Chairman.

JOHN GRILL
CHIEF EXECUTIVE OFFICER

John joined ESSO Australia in 1968 and in 1971 became Chief Executive of the entity that ultimately became WorleyParsons Limited, Wholohan Grill and Partners. This specialised consulting practice acquired the business of Worley Engineering Pty Limited in Australia in 1987. Following group restructuring, in 2002 Worley Group Limited listed on the Australian Stock Exchange. In 2004, Worley Group Limited acquired Parsons E&C Corporation, a US-based global project services company, and changed its name to WorleyParsons Limited. John has personal expertise in every aspect of project delivery for projects in the resources and energy industries. He has been directly involved with most of WorleyParsons' major clients and remains closely involved at Board level with WorleyParsons' joint ventures.

ERIC GWEE
NON EXECUTIVE DIRECTOR

Eric joined the Board in February 2005 and is the Chairman of the Nominations and Remuneration Committee. Eric is a Singaporean national with extensive international experience in the hydrocarbons and power industries, including a career spanning more than 31 years with the ExxonMobil group. Eric is currently a non executive director of Singapore Power Limited and Chairman of SP Services Limited, he is a non executive director of SP Australia (Distribution) Limited, SP Australia (Transmission) Limited and SP Australia Networks (RE) Limited. Eric is a director of the Melbourne Business School Limited. Previously, he was the Chairman of CPG Corporation Pte Limited and was a director of ExxonMobil Singapore Pte Limited.

Australian listed company directorships

LISTED COMPANY NAME	NATURE OF DIRECTORSHIP	DATE OF COMMENCEMENT	DATE OF CESSATION
SP Australia Networks (Distribution) Ltd	Director	31 May 2005	n/a
SP Australia Networks (Transmission) Ltd	Director	26 October 2005	n/a

WILLIAM HALL
EXECUTIVE DIRECTOR

William (Bill) joined the Board in 2004 following the Company's acquisition of Parsons E&C Corporation. Bill was with the Parsons Group for 25 years. He became Chairman and CEO of Parsons Energy & Chemicals Group Inc in 2002. Prior to this position he served as President of Parsons Energy & Chemicals Group Inc (1997-2001), President of The Ralph M Parsons Company (1992-1995), and Senior Vice President and Manager of the Petroleum & Chemical (P&C) Division with the company (1989-1991). Bill has 39 years experience in the global engineering field, holding a number of key project and other US and international management positions with Parsons. Bill has bachelor and master's degrees in Chemical Engineering at Virginia Polytechnic Institute and has completed the Executive Program at Stanford University. He is also on the Board of Directors of the US-Saudi Arabian Business Council.

DAVID HOUSEGO
CHIEF FINANCIAL OFFICER

David joined the Company in July 1999. He led the corporate reorganisation and subsequent Initial Public Offering and listing on the ASX of Worley Group Limited (now WorleyParsons Limited) in 2002 and the acquisition of Parsons E&C. He also represents WorleyParsons on a number of its joint venture companies. David's finance experience covers business development, corporate strategic planning, investment evaluation, investor relations and management accounting systems development. Prior to joining the group, David held senior finance roles with Coca-Cola Amatil. Previously, he worked for a number of firms in the UK and held a variety of accounting positions with AAP Reuters and IBM Australia.

SHARON SILLS
COMPANY SECRETARY & GROUP TAX MANAGER

Sharon Sills is a member of the Institute of Chartered Accountants of Australia, the Institute of Chartered Secretaries and Administrators, Chartered Secretaries Australia Ltd and the Taxation Institute of Australia. In 2004 Sharon completed the Graduate Diploma in Company Secretarial Practice and is currently enrolled in the Master of Laws program at the University of Sydney. Sharon's background is in taxation, both in the profession and in commerce. Sharon joined WorleyParsons in May 2000 as Group Taxation Manager and was appointed Company Secretary in 2003. Special projects include group restructuring pre-and post-IPO, the listing of the Company in 2002 and the acquisition of Parsons E&C Corporation in 2004.

INSURANCE OF OFFICERS

During the financial year WorleyParsons Limited paid insurance premiums to insure the directors, secretaries and executive officers of the Company and its subsidiary companies. The contracts of insurance prohibit the disclosure of the amounts of premiums paid.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the directors and officers in their capacity as directors and officers of WorleyParsons Limited and its subsidiary companies, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report and financial statements. Amounts have been rounded off to the nearest thousand dollars in accordance with that Class Order.

REMUNERATION REPORT

The directors present the Remuneration Report for the Company and the consolidated entity prepared in accordance with section 300A of the *Corporations Act 2001* for the financial year ended 30 June 2006. This Remuneration Report forms part of the Directors' Report.

COMPANY PERFORMANCE

WorleyParsons listed on the Australian Stock Exchange ("ASX") in November 2002. The graphs below illustrate the performance of the Company's shares and its key ratios since it began trading as a listed Company and as such cover the previous three financial years and the current year.

The Company has experienced strong growth in earnings of approximately 67% per year compound growth over the period since it became a listed Company, resulting in:

- A 1,118% increase in the Company's share price;
- Earnings per Share growth ("EPS") of approximately 43% on an annualised basis;
- Total Shareholder Return ("TSR") of approximately 1,133%.

The EPS and TSR measures are discussed in more detail on pages 19 to 21.

Since listing in November 2002, the Company has paid/declared the following dividends

Final dividend 2003	5.0 cps
Interim dividend 2004	5.5 cps
Final dividend 2004	6.5 cps
Interim dividend 2005	7.5 cps
Final dividend 2005	12.5 cps
Interim dividend 2006	18.5 cps *
Final dividend 2006 (declared)	22.5 cps *

* Partly franked dividend

The following graphs and tables illustrate the impact of the Company's performance on shareholder wealth.

The first graph below shows WorleyParsons' share price performance against the ASX 200 and ASX 100 indices since the Initial Public Offer ("IPO"). The second graph shows WorleyParsons' full year profit from continuing operations before income tax.


WorleyParsons share price vs ASX200 & ASX100
$25
$20
$15
$10
$5
$0
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
WOR
ASX200
ASX100


EBIT & Profit after tax
250
200
150
$Mil
100
50
-
2003
2004
2005
2006
EBIT
PAT


EPS Before Trade Name and Goodwill Amortisation
2006
68.6
2005
36.7
2004
22.9
2003
20.4
-
10.0
20.0
30.0
40.0
50.0
60.0
70.0
80.0
Cents per share

Earnings per share before trade name and goodwill amortisation is calculated by taking the profit attributable to members of WorleyParsons after income tax excluding the amortisation of goodwill and trade name, divided by the weighted average number of shares in the financial year.


TSR to ASX200 and ASX100
1400%
1200%
1000%
800%
600%
400%
200%
0%
Nov-02
May-03
Nov-03
May-04
Nov-04
May-05
Nov-05
May-06
WOR
ASX 200
ASX 100

The two graphs above show the Company's EPS before trade name and goodwill amortisation and TSR results over the same period.

As explained in greater detail below, the fixed component of an executive's remuneration is set with reference to market data and is not related to the Company's financial performance per se. However, the Short Term Incentive Plan is related in part to WorleyParsons' financial results. The Long Term Incentive Plan is also related to financial performance, in particular to those drivers which the Board believes will underpin sustainable long term growth in shareholder value.

NOMINATIONS AND REMUNERATION COMMITTEE

The Nominations and Remuneration Committee ("Committee") was established as a sub committee of the Board in December 2002, shortly after the Company listed. Information regarding the objectives and role of the Committee is set out in its Charter, which is available in the Investor Relations section of the Company's website www.worleyparsons.com.

The Committee met six times during the financial year. Attendance at those meetings is detailed in the Directors' Report. The following directors were members of the Committee during the year:

NAME	POSITION	DURATION
Grahame Campbell	Chairman	From August 2005
Ron McNeilly	Chairman	To August 2005
	Member	From August 2005
John Green	Member	Whole year
Eric Gwee	Member	Whole year

Mr Eric Gwee has been appointed the Chairman of the Committee with effect from 1 July 2006.

The Chief Executive Officer, the Managing Director Americas and Europe and the Chief Financial Officer attend Committee meetings by invitation. The Executive Director Human Resources is the secretary of the Committee.

The Committee is advised by a number of independent external advisers. These external advisers are listed below, together with a brief description of the area in which they advise:

NAME OF ADVISER/INFORMATION PROVIDER	REGION COVERED	AREA OF COVERAGE
PricewaterhouseCoopers	Global	External adviser from time to time to the Committee on global remuneration policy and special projects at the request of the Company Specific advice in relation to non executive director remuneration
The Hay Group	Australia and expatriate roles ex-Australia	Remuneration review data
Egan Associates	Global	Non executive director and senior executive remuneration advice
The Analytical Consulting Company	United States	Remuneration review data
Mercer Human Resources Consulting	Global	Remuneration information

REMUNERATION POLICY AND STRUCTURE

The Committee is responsible for ensuring that the Company has coherent remuneration policies and practices which enable it to attract and retain executives, directors and employees who will generate sustained business performance, create value for shareholders and support WorleyParsons' goals and values.

The Committee has recommended, and the Board has adopted, remuneration policies that are designed to:

(a) ensure that the best interests of shareholders are served by linking the rewards that accrue to management to the creation of value for shareholders;

(b) reinforce the short and long term objectives of the Company as set out in the strategic plan approved by the Board; and

(c) be competitive in the markets in which the Company operates in order to attract, motivate and retain high calibre employees.

The remuneration structure for non executive directors is necessarily different to the structure employed for key management personnel. The remuneration arrangements for each of these groups are discussed separately in this report.

EXECUTIVE DIRECTOR AND KEY MANAGEMENT PERSONNEL REMUNERATION

In this report, a reference to "key management personnel" is as defined in AASB 124 "Related party disclosures" and includes the "five named executives" for the purposes of section 300A of the *Corporations Act 2001* (who, in this reporting period, comprise the same individuals). For clarity, a reference to "key management personnel" will include a reference to any or all of the executive directors, but does not include non executive directors.

The Board has determined that "key management personnel" for the purposes of disclosure in this report comprise the nine members of the Chief Executive Officer's ("CEO's") Committee. The CEO's Committee is a management committee whose role is outlined in the Corporate Governance Statement. The Board believes that this group comprises the individuals who have the requisite authority and responsibility for planning, directing and controlling the activities of the Company.

The members of the CEO's Committee did not change during the year. Messrs Stuart Bradie, Robert Edwardes, Mark Southey, David Steele and Harold Sauer joined the CEO's Committee with effect from 1 July 2006.

The remuneration arrangements discussed in this report apply to the CEO, the Chief Financial Officer and their respective direct reports, thus covering directors, secretaries and senior managers of the consolidated entity as required under section 300A of the *Corporations Act 2001*.

EXECUTIVE REMUNERATION POLICY

The key principles of the Company's executive remuneration policy are to:

- ensure a direct link between Company performance and executive remuneration;
- provide competitive rewards to attract and retain executive talent on a global, regional and local basis;
- apply quantifiable and measurable performance targets for executives that are aligned to the Company's strategic plan;
- measure and reward executive performance using financial and non-financial key performance indicators which are structured to include both lead and lag indicators of performance.

The remuneration of key management personnel is set to attract, retain and motivate appropriately qualified and experienced key management personnel. The Board recognises that it is necessary for remuneration packages of key management personnel to include both a fixed component and an incentive or performance related component.

The relative proportion of total remuneration packages that is performance based is set out in the table below:

	% OF TOTAL TARGET ANNUAL REMUNERATION		
	FIXED REMUNERATION	PERFORMANCE-BASED REMUNERATION	
	FAR (FIXED ANNUAL REMUNERATION)	STI (SHORT TERM INCENTIVE)	LTI (LONG TERM INCENTIVE) [2]
CEO	38%	29%	33%
Direct reports to the CEO including Chief Financial Officer	45%	20%	35%
Other key management personnel:			
William Hall 1	36%	36%	28%
Jeffrey Osborne 1	43%	32%	25%

1 In line with obligations from the Parsons E&C acquisition completed in FY2005, the maximum STI component of the remuneration packages of two senior US-based executives Messrs Hall and Osborne exceed the maximum under the Executive Remuneration Policy for the period of their current Executive Services Agreements (three years ending November 2007). The STI grants to these individuals are outlined further on page 17 and 26 below.

2 These amounts represent the portion of remuneration that is made up of performance rights valued at the average share price for the 10 trading days immediately following the announcement of the annual results.

FIXED REMUNERATION

The total remuneration packages of key management personnel contain a fixed component. This is expressed as a specific amount that the executive may take in a form agreed with the Company and is determined based on the scope and nature of the individual's role, their performance and experience. The fixed component of remuneration is set at a level to reflect the market range for a comparable role. In addition, the past performance of the executive is assessed, as are the performance of business units within his or her control and the contribution of the executive to the overall performance of the Company.

With the expansion into North America and Europe, the Company has given consideration to competitive global remuneration levels and alignment of remuneration strategies across the expanded geographic reach of the Company.

Key management personnel may choose to receive benefits which may include health insurance, company cars or car allowances, tax advisory services, life insurance and certain retirement benefits. All benefits received by key management personnel are disclosed below. In addition, the Company provides superannuation, pension scheme and like benefits and payments in accordance with its legal obligations in the relevant global jurisdictions.

SHORT TERM INCENTIVE ("STI") PLAN

The terms of employment for key management personnel contain a short term annual performance based component. The STI plan involves linking specific targets or key performance indicators ("KPIs") with the opportunity to earn cash incentives based on a percentage of fixed salary. For key management personnel, the portion of total remuneration which typically comprises STI is set out in the table above.

Any portion of the STI that is not achieved in any financial year is generally not capable of deferral to future financial years.

Currently, 60% of the KPIs for the STI plan relate to financial performance. In general, the performance conditions are related to the overall profitability of WorleyParsons and the financial performance of the Group when measured against the annual business plan.

40% of the KPIs for the STI program relate to non-financial performance. These non-financial indicators include both lead and lag indicators and are directly linked to the KPIs included in the Company's strategic plan. The non-financial KPIs are linked to outstanding performance in the following areas:

- health, safety and the environment in support of the Company's objective of Zero Harm;
- people management and development;
- implementation of the business plan for the business unit, location or function.

The Board considers these performance conditions to be appropriate because they directly link remuneration to the strategic objectives and direction of the Company, achievement of financial and non financial targets and identification of new growth opportunities that are important for the Company's future success.

The basis for determining whether the performance criteria for the financial KPIs are met is an objective measurement against the audited financial statements for the financial year. The non-financial KPIs are assessed and measured against relevant criteria which take into account the Company's safety performance, human resources measures including retention, training and development, and specific actions required to implement the business plan. Measurement of the non-financial KPIs involves the assessment of a combination of objective measures, eg. safety performance as measured by Lost Time Injury Frequency Rate ("LTIFR"). KPIs are generally chosen because they focus on the key behaviours or results the Company seeks to attain, are capable of measurement and can be readily audited.

In addition to the annual targets described above, significant projects are from time to time assigned their own KPIs. These KPIs are tailored to deliver specific project outcomes. There were no special projects of this kind during the 2006 financial year.

SHORT TERM INCENTIVE GRANTS MADE TO KEY MANAGEMENT PERSONNEL IN RELATION TO THE FINANCIAL YEAR				
	NATURE OF COMPENSATION GRANT	DATE OF GRANT	PERCENTAGE OF GRANT AWARDED	PERCENTAGE OF GRANT FORFEITED
John Grill CEO	Annual STI Plan Grant FY2006	28 July 2006	86%	14%
David Housego Chief Financial Officer	Annual STI Plan Grant FY2006	28 July 2006	85%	15%
William Hall Managing Director	Annual STI Plan Grant FY2006	28 July 2006	87%	13%
David Baughen Managing Director	Annual STI Plan Grant FY2006	28 July 2006	68%	32%
Peter Meurs Managing Director	Annual STI Plan Grant FY2006	28 July 2006	80%	20%
Jeffrey Osborne Senior Vice President	Annual STI Plan Grant FY2006	28 July 2006	92%	8%
Edward Pagano President	Annual STI Plan Grant FY2006	28 July 2006	92%	8%
Iain Ross Managing Director	Annual STI Plan Grant FY2006	28 July 2006	90%	10%
Andrew Wood Managing Director	Annual STI Plan Grant FY2006	28 July 2006	84%	16%

LONG TERM INCENTIVE PLAN ("LTI")

The Company's LTI plan is designed to link executive reward with the key performance drivers which underpin sustainable long term growth in total shareholder return, comprising earnings growth, share price appreciation, dividends and capital returns to shareholders.

The Board determines on an annual basis whether the LTI plan will operate in the year. Participation in the LTI plan is offered at the discretion of the Board to eligible executives who are able to influence the generation of shareholder wealth over the long term.

Equity Compensation Program

The WorleyParsons Performance Rights Plan ("Plan") was established in the 2002 calendar year as the Company's LTI plan and provides for performance rights to be issued to eligible employees. Under the Plan, eligible employees are invited to apply for performance rights, each of which entitle the holder to subscribe for one fully paid ordinary share in WorleyParsons Limited at a nil exercise price (i.e. zero priced options).

The rights granted may generally only be exercised after a three year period when fully vested, subject to the relevant performance hurdles being satisfied, and expire 10 years from the date of the award.

Where a participant leaves the Company, the terms of the Plan prescribe that the Board may exercise its discretion to allow a proportion (if any) of performance rights to vest and be exercised. The Board may deem any performance rights to have lapsed if, in the opinion of the Board, the executive acts fraudulently or dishonestly or is in breach of any of their obligations to the Company.

In the event of a change of control of the Company (which is defined as a third party acquiring unconditionally more than 50% of the shares in the Company), the directors will exercise their discretion to determine that all unvested performance rights vest, provided that the appropriate performance hurdles in respect of those rights have been met at the date of change of control.

Since 2005, the Company has used dual measures of EPS growth and TSR. In 2003 and 2004, the Company applied EPS as a single measure. The Board believes that the combination of EPS growth and TSR is the most appropriate measure for the Company at its current stage of development and best reflects current market practice.

Cash Compensation Program

The Plan has additional rules for executives located in certain overseas jurisdictions. These rules ensure the executive is rewarded for their contribution, at the same time catering for restrictions on issue of securities in some jurisdictions. The cash settled rights carry an entitlement to the cash value of one fully paid ordinary share in WorleyParsons Limited at a nil exercise price.

During the 2006 financial year, no cash settled rights were issued to key management personnel.

The performance criteria and vesting conditions for these rights are the same as for the Equity Compensation Program described above.

The proportion of performance rights which vest and may be exercised depend on achievement of performance hurdles are described below.

Performance rights hurdles – 2005 and onwards

In order to better align the Long Term Incentive plan with shareholder interests and to reflect emerging market practice, the Plan applies the dual measures of EPS growth and TSR.

Basic earnings per share is determined by dividing the operating profit attributable to members of WorleyParsons by the weighted average number of ordinary shares outstanding during the financial year, as required under AASB 133 "Earnings per Share". Growth in EPS will be measured by comparing the EPS in the base year and the measurement years calculated on a normalised basis. That is, EPS growth will be adjusted to ensure consistency across years where the Company transitioned from AGAAP to AIFRS.

40% of each executive's performance rights are exercisable subject to EPS measurement in accordance with the following table:

EPS MEASUREMENT TABLE 2005 AND 2006

AVERAGE COMPOUND GROWTH IN EPS OF WORLEYPARSONS OVER A THREE YEAR PERFORMANCE PERIOD	PROPORTION OF PERFORMANCE RIGHTS THAT MAY BE EXERCISED IF THE EPS PERFORMANCE HURDLE IS MET
Less than 4% p.a. above increase in CPI	0%
4% p.a. above increase in CPI	20%
More than 4% p.a. above increase in CPI, *but less than 8% p.a. plus* increase in CPI	An additional 5% of performance *rights will vest for each additional* 1% p.a. plus CPI increase
8% p.a. above increase in CPI	40% (i.e. maximum of award)

40% of the performance rights will lapse if compound EPS is less than 4% above CPI.

The TSR measure represents the change in the capital value of a listed entity's share price over a period, plus dividends, expressed as a percentage of the opening value. The TSR hurdle is regarded as a more challenging performance hurdle to reach.

TSR performance for each year will be measured against an ASX index determined by the Nominations and Remuneration Committee to apply to that grant (i.e. 2006: the ASX 200 Industrials Index; 2005: the ASX Small Ordinaries Index). TSR performance for rights granted in the 2005 year will be calculated over a three to four year period from the date of grant. TSR performance for rights granted in the 2004 year will be calculated over a three to five year period from the date of grant. The Company reduced but retained the retesting option in order to fulfil its objectives of attracting and retaining executives, and reflects the high level of competition for resources in the various sectors in which the Company operates.

For 2006 onwards, the retesting means that the TSR measure will initially be assessed at the end of the three year performance period and if the hurdle is not met in year three, the TSR hurdle may be retested at the end of year four, at the executive's irrevocable election. 60% of each executive's performance rights are subject to the TSR measurement in accordance with the following table:

TSR MEASUREMENT TABLE 2005 AND 2006

PERFORMANCE AGAINST ASX INDEX	PROPORTION OF PERFORMANCE RIGHTS THAT MAY BE EXERCISED IF THE TSR PERFORMANCE HURDLE IS MET
Less than 50th percentile	0%
At 50th *percentile*	30%
More than 50th and up to 75th percentile	From the 51st to 75th percentiles, an additional 1% of performance rights will vest for every percentile increase in TSR
More than 75th percentile	60% (i.e. maximum of award)

The Company's actual EPS and TSR performance for 2005 and 2006 is set out in the table below.

	2006	2005
EPS (cents per share)	68.0	36.0
TSR (%)	159.0	177.0

Performance rights hurdles – 2003 and 2004

The hurdles for performance rights issued in 2003 and 2004 were based on EPS growth. Basic earnings per share is determined by dividing the operating profit attributable to members of WorleyParsons by the weighted average number of ordinary shares outstanding during the financial year, as required under AASB 133 "Earnings per Share".

Growth in EPS will be measured by comparing EPS for the financial years ended 30 June 2005 and 2006 with fully diluted EPS for the financial years ended 30 June 2003 and 2004 respectively, adjusted to take account of the additional shares issued by the Company in its IPO in November 2002.

The performance rights may only be exercised to the extent that the EPS growth targets outlined in the table below are satisfied in relation to a three year performance period:

EPS MEASUREMENT TABLE 2003 AND 2004

AVERAGE COMPOUND GROWTH IN EPS OVER A THREE YEAR PERFORMANCE PERIOD 1 JULY 2002 – 30 JUNE 2005 AND 1 JULY 2003 – 30 JUNE 2006	PROPORTION OF VESTED PERFORMANCE RIGHTS THAT MAY BE EXERCISED
Less than 4% p.a. plus increase in CPI	Zero
4% p.a. above increase in CPI	50%
6% p.a. above increase in CPI	75%
9% p.a. above increase in CPI	100%

Once EPS performance has been measured, to the extent the performance criteria have not been satisfied, the performance rights will lapse.

On 30 September 2005, the performance rights granted in 2003 which were subject to the hurdles outlined above became fully vested and were exercised. Shares were purchased on market during trading windows to satisfy the exercise of the rights into shares. Further information regarding the maturation of the 2003 performance rights held by key management personnel is outlined below.

Accounting for Equity Based Compensation Arrangements

The Company implemented a policy of recognising the Long Term Incentive (equity and cash compensation) arrangements as an expense in the income statement since inception of the Plan in 2003, in accordance with AIFRS relating to the accounting treatment of equity based compensation arrangements.

RIGHTS GRANTED AS REMUNERATION

During the year, the Company granted rights to the key management personnel set out in the table below. Under the Plan, eligible employees are invited to apply for performance rights, each of which entitles the holder to subscribe for one fully paid ordinary share in WorleyParsons Limited at a nil exercise price. The rights granted vest at the end of a three year period and are exercisable on satisfaction of the prescribed performance conditions, subject to an overriding service condition. In relation to the TSR measure, if the hurdle is not met in year three, the TSR hurdle will be retested at the end of year four.

The following tables set out details of the movement in performance rights on issue to key management personnel during the reporting period. The table shows the number of performance rights which vested and became exercisable on 30 September 2005. These rights were issued in the 2003 financial year. Shares were acquired on market during a trading window to satisfy the maturity of these rights. Rights issued in the 2004 financial year are not shown in the table below as vested and exercisable as final vesting is subject to Board processes which have not yet taken place. The exercise date for these rights commences on 30 September 2006.

Equity Compensation Program

	OPENING BALANCE AS AT 1 JULY 2005	GRANTED [1]	EXERCISED [2],[3]	CLOSING BALANCE AS AT 30 JUNE 2006	RIGHTS DUE TO EXERCISE 30 SEPT 06 [4]
EXECUTIVE DIRECTORS					
John Grill [5]					
Number	343,011	78,657	113,343	308,325	66,117
Value per share ($)	-	9.32	10.24	-	-
William Hall [5]					
Number	-	47,788	-	47,788	-
Value per share ($)	-	9.32	-	-	-
David Housego [5]					
Number	144,416	35,075	44,515	134,976	29,808
Value per share ($)	-	9.32	9.61	-	-
Total number	487,427	161,520	157,858	491,089	95,925
KEY MANAGEMENT PERSONNEL					
Andrew Wood					
Number	139,955	29,851	38,875	130,931	30,987
Value per share ($)	-	9.32	9.75	-	-
Iain Ross					
Number	138,647	30,721	37,567	131,801	30,987
Value per share ($)	-	9.32	9.87	-	-
Peter Meurs					
Number	140,387	30,746	44,515	126,618	25,779
Value per share ($)	-	9.32	9.99	-	-
David Baughen					
Number	19,118	31,700	-	50,818	-
Value per share ($)	-	9.32	-	-	-
Jeffrey Osborne					
Number	-	21,713	-	21,713	-
Value per share ($)	-	9.32	-	-	-
Edward Pagano					
Number	-	31,700	-	31,700	-
Value per share ($)	-	9.32	-	-	-
Total number	438,107	176,431	120,957	493,581	87,753
GRAND TOTALS					
Number	925,534	337,951	278,815	984,670	183,678

(1) The first exercise date for grants made on 16 February 2006 (grant dated 29 September 2005) is 30 September 2008. The last exercise date for these performance rights is 30 September 2012. The minimum value of this grant is nil. The maximum value of the grant is the value per share multiplied by the number of rights granted.

(2) *During the financial year, the rights granted in the 2003 financial year vested and were exercised.*

(3) The value of the performance rights calculated at the date of exercise is equivalent to the share price on the date of exercise.

(4) The rights granted in the 2004 financial year become exercisable on 30 September 2006.

(5) The service and performance criteria for award of the performance rights are discussed above. Shareholders approved the grant of performance rights to Messrs Grill, Hall and Housego at the 2005 Annual General Meeting, even though grants of performance rights to Messrs Grill and Housego are the subject of an ASX waiver which applies while shares are purchased on market to satisfy performance rights which are exercised. The Board has determined to seek shareholder approval for annual grants of performance rights to all executive directors. The Board may determine that restrictions on transfer apply to the shares allocated on exercise of these performance rights.

(a) No rights lapsed or were forfeited during the financial year.

(b) The amounts disclosed as remuneration relating to equity rights is the assessed fair value at the date the rights were granted to executive directors and other key management personnel, allocated equally over the period from grant date to vesting date. Fair values at grant date are independently determined using an appropriate option pricing model in accordance with AASB 2 "Share Based Payments" that takes into account the exercise price, the term of the right, the vesting and performance criteria, the impact of dilution, the non tradable nature of the right, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the right.

Cash Compensation Program

	OPENING BALANCE AS AT 1 JULY 2005	CLOSING BALANCE AS AT 30 JUNE 2006
EXECUTIVE DIRECTORS		
William Hall		
Number	41,756	41,756
Value	$260,825	$839,296
KEY MANAGEMENT PERSONNEL		
Jeffrey Osborne		
Number	20,619	20,619
Value	$128,794	$414,442
Edward Pagano		
Number	16,210	16,210
Value	$101,254	$325,821
TOTAL NUMBER	78,585	78,585
TOTAL VALUE	$490,873	$1,579,559

(a) No cash was paid to any of the above personnel during the 2006 financial year and no cash entitlement was forfeited during the financial year.

(b) The cash rights are due to be settled on 30 September 2007.

(c) The amounts disclosed as remuneration relating to cash-settled performance rights granted to executive directors and other key management personnel is the fair value. The fair value of the liability is calculated initially at the grant date and is re-measured at each reporting date and at the date of each settlement until the liability is fully settled. Fair values at reporting date are independently determined using an appropriate pricing model for cash settled equity rights in accordance with AASB 2 "Share Based Payments" that takes into account the factors listed in footnote (b) to the table above for equity-based rights.

EXECUTIVE SERVICE AGREEMENTS

The remuneration and other terms of employment for key management personnel are formalised in Executive Service Agreements. These agreements provide for the executive's remuneration, including fixed annual remuneration, performance-related STI plan (cash bonuses, as disclosed above) and may include participation in the LTI plan. As part of their fixed annual remuneration, some key management personnel receive benefits which may include health insurance, company cars or car allowances, tax advisory services, life insurance and certain retirement benefits. In addition, fixed annual remuneration will include provision for superannuation, pension scheme and like benefits or payments which the Company is required to provide in respect of its employees.

General information regarding the Executive Service Agreements is summarised below:

Duration of contract

The key management personnel of the Company are employed under open term employment contracts (Executive Service Agreements), with the exception of Messrs Hall and Osborne. Under the terms of the Executive Service Agreements, each executive's employment will terminate on provision of notice by the executive or the Company.

Notice periods and payments on termination

The Executive Service Agreements allow the Company to terminate the employment of Mr Grill with 12 months' notice and Mr Housego and other key management personnel on giving six months notice. Mr Hall's and Mr Osborne's termination arrangements are set out below. The Company may make a payment in lieu of notice.

Subject to the special arrangements and conditions outlined below, termination payments payable to key management personnel if the Company terminates their contract of employment will not, in general, exceed six months' fixed salary. In addition, subject to Board approval, a portion of performance rights may be available to the executive depending upon the circumstances of their departure.

Key management personnel with termination and related provisions which depart from the general rule are set out below.

Special Conditions – William Hall and Jeffrey Osborne

The Company may terminate the employment of Mr Hall or Mr Osborne at any time. Where the termination is without cause, remuneration for the balance of the period of the contract is payable together with Short Term Incentive payments for the relevant period.

Where misconduct occurs, the Company may terminate employment without payment beyond that actually earned and accrued as at the date of termination.

In certain circumstances, such as a substantial diminution of responsibility, the executive may terminate the contract. In such cases, remuneration for the balance of the period of the contract is payable together with Short Term Incentive payments for the relevant period.

Special Conditions - Non Compete

Upon termination of employment for any reason, Messrs Grill and Housego are prohibited from engaging in any activity that would compete with the Company for a period of six months in order to protect the Company's business interests. In line with relevant principles of employment law, and in order to ensure that the restraint is enforceable by the Company, the amount of the payment due to the executive on termination of their employment is linked to the length of the restraint. In the case of Messrs Hall and Osborne, the non compete period is the longer of the remainder of the term of their contract or six months. For other specified executives, a non compete period of six months generally applies, with the exception of Mr Ross (no restraint period) and Mr Baughen (three months).

Sign-on payments

The Company has not paid sign-on payments.

Further specific information relating to the terms of the Executive Service Agreements of key management personnel are set out in the table below:

	JOHN GRILL	DAVID HOUSEGO	WILLIAM HALL	JEFF OSBORNE	EDWARD PAGANO	ANDREW WOOD	DAVID BAUGHEN	PETER MEURS	IAIN ROSS
DATE OF AGREEMENT	25 Apr 2003	12 Jun 2003 (amended 2 Dec 2005)	6 Oct 2004	11 Nov 2004	11 Nov 2004	7 Jul 2004	11 Nov 2004	1 Aug 2003	13 Jun 2003
TERM OF AGREEMENT	Unlimited duration	Unlimited duration	3 years	3 years	Unlimited duration	Unlimited duration	Unlimited duration	Unlimited duration	Unlimited duration
RENEWAL OF AGREEMENT	n/a	n/a	Renewable by mutual agreement on 3 year anniversary of contract.	Renewable by mutual agreement on 3 year anniversary of contract.	n/a	n/a	n/a	n/a	n/a
NON COMPETE	6 mths	6 mths	Remainder of the term of the contract or 6 months whichever is longer period	Remainder of the term of the contract or 6 months whichever is longer period	6 mths	6 mths	3 mths	6 mths	nil
SIGN-ON PAYMENT	nil	nil	nil	nil	nil	nil	nil	nil	nil
TERMINATION NOTICE	12 mths	6 mths	See note above.	See note above.	6 mths	6 mths	6 mths	6 mths	6 mths

REMUNERATION PAID AND OTHER SPECIFIC DISCLOSURES

DETAILS OF REMUNERATION

Details of the remuneration paid to key management personnel of the Company and the Group during the 2006 financial year are set out in the following table:

		PRIMARY BENEFITS			POST EMPLOYMENT		SHARE BASED PAYMENTS	TOTAL
		SALARY AND FEES $	STI / CASH BONUS[1] $	NON MONETARY BENEFITS[2] $	STATUTORY SUPER-ANNUATION $	OTHER[3] $	PERFORMANCE RIGHTS PLAN[4] $	$
EXECUTIVE DIRECTORS								
John Grill								
	FY2006	833,723	599,850	-	12,186	87,476	404,102	1,937,337
	FY2005	680,929	1,529,439	-	11,644	87,476	225,384	2,534,872
William Hall								
	FY2006	655,979	557,089	50,976	14,726	36,815	449,923	1,765,508
	FY2005	375,149	359,374	32,148	8,355	16,162	39,080	830,268
David Housego								
	FY2006	430,637	179,775	-	12,186	28,869	177,349	828,816
	FY2005	329,713	485,370	-	11,067	26,100	96,131	948,381
Sub Total								
	FY2006	1,920,339	1,336,714	50,976	39,098	153,160	1,031,374	4,531,661
	FY2005	1,385,791	2,374,183	32,148	31,066	129,738	360,595	4,313,521
KEY MANAGEMENT PERSONNEL								
David Baughen								
	FY2006	476,793	148,683	27,070	73,903	-	102,701	829,150
	FY2005	307,065	69,358	11,316	23,966	36,511	12,642	460,858
Peter Meurs								
	FY2006	352,914	148,320	6,194	12,186	24,594	163,962	708,170
	FY2005	328,504	273,000	-	11,639	23,903	92,011	729,057
Jeffrey Osborne								
	FY2006	372,569	249,577	38,336	15,184	8,474	217,780	901,920
	FY2005	216,118	153,112	25,045	8,355	3,556	19,298	425,484
Edward Pagano								
	FY2006	352,086	141,514	29,444	15,136	6,426	205,304	749,910
	FY2005	203,886	73,229	16,385	8,355	2,586	15,171	319,612
Iain Ross								
	FY2006	464,603	192,375	-	12,186	-	167,787	836,951
	FY2005	432,161	285,852	-	11,644	-	93,969	823,626
Andrew Wood								
	FY2006	399,353	154,980	-	12,186	-	165,830	732,349
	FY2005	370,716	501,150	-	11,559	-	94,603	978,028
Sub Total								
	FY2006	2,418,318	1,035,449	101,044	140,781	39,494	1,023,364	4,758,450
	FY2005	1,858,450	1,355,701	52,746	75,518	66,556	327,694	3,736,665
Grand Total								
	FY2006	4,338,657	2,372,163	152,020	179,879	192,654	2,054,738	9,290,111
	FY2005	3,244,241	3,729,884	84,894	106,584	196,294	688,289	8,050,186

1 The minimum value of the STI is nil. The maximum value is as shown above.
2 "Non monetary benefits" includes benefits such as health insurance, company cars or car allowances, tax advisory services, life insurance and club memberships.
3 "Other" includes additional (i.e. non statutory) contributions to superannuation and pension plans.
4 The value of the performance rights disclosed here is the assessed fair value at the date of grant to the executive directors and key management personnel allocated equally over the period from grant date to vesting date. Fair value at grant date is independently determined using an appropriate option pricing model in accordance with AASB 2 "Share Based Payments" that takes into account the exercise price, the term of the right, the vesting and performance criteria, the impact of dilution, the non tradable nature of the right, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the right.

NON EXECUTIVE DIRECTORS' REMUNERATION

NON EXECUTIVE DIRECTOR REMUNERATION POLICY

The fees paid to non executive directors are set at levels which reflect both the responsibilities of, and the time commitments required from, each non executive director to discharge their duties. The non executive directors do not receive performance related payments. A portion of non executive director remuneration is required to be sacrificed into the Non Executive Director share plan, in order to align the interests of the non executive directors with the interests of the shareholders.

In setting fee levels for the non executive directors, the Nominations and Remuneration Committee, which makes recommendations to the Board, takes into account:

- the Company's remuneration policies;
- independent professional advice;
- fees paid by comparable companies;
- the general time commitment required from directors and the risks associated with discharging the duties attaching to the role of director; and
- the level of remuneration necessary to attract and retain directors of a suitable calibre.

Non-executive directors' fees, including committee fees, are set by the Board within the maximum aggregate amount of $925,000 approved by shareholders at the 2005 Annual General Meeting. Total fees paid during the 2006 financial year were $552,828.

Non-executive directors receive a base fee of $70,000 per annum in relation to their services as a director. The Chairman of the Board receives an annual fee of $150,000 reflecting the greater time commitment required. The Chairman of the Board does not receive any additional fees for Committee membership or participation. Directors who sit on the Nominations and Remuneration Committee receive an additional fee of $8,000 per annum; the directors who sit on the Audit and Risk Committee receive an additional fee of $12,000 per annum. The Chairman of the Audit and Risk Committee receives an additional fee of $24,000 per annum.

Non executive directors also receive a supplemental travel allowance of $3,000 for attendance at Board meetings held outside of their home country.

In accordance with rule 8.4(e) of the Constitution, directors are also permitted to be paid additional fees for special duties which may be in addition to or in substitution of fees otherwise paid to directors, within the aggregate remuneration cap approved by shareholders. No such fees were paid during the 2006 financial year.

Directors are also entitled to be reimbursed for all business related expenses, including travel on Company business, as may be incurred in the discharge of their duties.

Superannuation contributions are made on behalf of the non executive directors in accordance with the Company's statutory superannuation obligations.

The Board, with the assistance of the Nominations and Remuneration Committee, continues to review its approach to non executive director remuneration to ensure it remains in line with general industry practice and best practice principles of corporate governance.

The non executive director fee arrangements were reviewed during the 2006 financial year to ensure that they adequately reflect the increased size and complexity of the Company and the consequent enhanced responsibilities associated with membership of the Committees of the Board, as well as the increased travel requirements of members of the Board. In reviewing the non executive director fee arrangements, the Company was assisted by external advisers in relation to the quantum and structure of the remuneration.

The revised annual fee arrangements which will apply from 1 July 2006 are described below. Committee fees are in addition to the base non executive director fee. The Chairman will not receive any additional fee for Committee membership or participation.

Chairman	$236,000
Non executive director	$90,000
Chairman of Audit and Risk Committee	$35,000
Member of Audit and Risk Committee	$17,500
Chairman of Nominations and Remuneration Committee	$18,000
Member of Nominations and Remuneration Committee	$12,000
Travel allowance for meetings outside home country	$3,000

NON EXECUTIVE DIRECTOR SHARE PLAN

In recognising that ownership of Company shares aligns directors' interests with those of shareholders, the Company adopted the Non Executive Director Share Plan in the financial year 2003.

Under the terms of the Non Executive Director Share Plan, non executive directors are required to sacrifice a minimum of 25% of their gross annual fees and may elect to sacrifice up to a maximum 60% of their fees. In return, the Company will procure the acquisition of an equivalent value of shares at the prevailing market price. These shares are subject to a restriction on dealing which expires on the earliest of 10 years from the grant of shares, the director ceases to hold office or the Board determines in its discretion that any restrictions cease. The shares are held by the trustee of the WorleyParsons Limited Plans Trust ("Trust") during this restriction period.

During the financial year, shares were allocated to non executive directors under the Non Executive Director Share Plan out of a parcel of shares which comprised general trust property. When shares are purchased on market, the purchases take place within a share trading window as required under the terms of the Company's Guideline on Securities Dealing.

The Non Executive Director Share Plan is not a performance based share plan. Nor is it intended as an incentive component of non executive director remuneration. Non executive directors are not eligible to participate in any of the Company's incentive arrangements.

Details of securities acquired on behalf of non executive directors under the Non-Executive Director Share Plan during the financial year are set out in the remuneration summary below.

RETIREMENT BENEFITS

The Company does not pay non executive director retirement benefits other than statutorily prescribed superannuation contributions. Superannuation contributions are made on behalf of the non executive directors in accordance with the Company's statutory superannuation obligations.

REMUNERATION

Details of non executive directors' remuneration for the financial years ended 30 June 2006 and 2005 are set out in the following table:

		PRIMARY BENEFITS	POST EMPLOYMENT		SHARE BASED PAYMENTS	TOTAL
		SALARY AND FEES [1] $	STATUTORY SUPER-ANNUATION [2] $	OTHER [3] $	NON EXEC DIRECTOR SHARE PLAN $	$
Ron McNeilly						
	FY2006	115,500	10,128	-	37,500	163,128
	FY2005	84,375	7,595	-	28,125	120,095
Grahame Campbell						
	FY2006	70,500	6,078	-	22,500	99,078
	FY2005	81,898	7,372	-	18,125	107,395
Erich Fraunschiel						
	FY2006	73,500	-	-	23,502	97,002
	FY2005	61,500	-	-	20,500	82,000
John Green						
	FY2006	21,000	1,620	33,750	38,250	94,620
	FY2005	29,000	2,610	-	43,500	75,110
Eric Gwee						
	FY2006	79,500	-	-	19,500	99,000
	FY2005	19,500	-	-	6,500	26,000
Total						
	FY2006	360,000	17,826	33,750	141,252	552,828
	FY2005	276,273	17,577	-	116,750	410,600

1 Includes travel and similar allowances.

2 Superannuation contributions are made on behalf of the non executive directors in accordance with the Company's statutory superannuation obligations.

3 "Other" includes additional (i.e. non statutory) contributions to superannuation and pension plans.

DIRECTORS' SHAREHOLDINGS

Particulars of Directors' beneficial interests in shares of WorleyParsons Limited as at the date of this report are set out in note 37 of the Financial Statements.

This report is made in accordance with a resolution of the directors.

Ron McNeilly
Chairman
Sydney, 29 August 2006

INCOME STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
Revenue from continuing operations	3	2,404,512	1,252,020	87,483	53,807
EXPENSES					
Staff costs		(1,359,658)	(794,282)	-	-
Reimbursable costs		(559,390)	(198,511)	-	-
Depreciation and amortisation	4	(18,447)	(14,726)	-	-
Borrowing costs	4	(7,969)	(7,172)	(5,979)	-
Office and administration costs		(121,155)	(68,800)	(9)	(17)
Other costs		(151,959)	(82,244)	(1,874)	-
Impairment of assets	4	(1,915)	-	-	-
Share of profits of associates accounted for using the equity method	29(C)	12,866	12,263	-	-
Profit before income tax expense		196,885	98,548	79,621	53,790
Income tax (expense)/benefit	5	(55,143)	(29,843)	1,756	(535)
Profit after tax from continuing operations		141,742	68,705	81,377	53,255
Profit attributable to minority interests		(2,636)	(2,253)	-	-
Profit attributable to members of WorleyParsons Limited		139,106	66,452	81,377	53,255
Basic earnings per share (cents per share)	26	68.0	36.0		
Diluted earnings per share (cents per share)	26	67.9	35.9		

The above income statement should be read in conjunction with the accompanying notes.

BALANCE SHEET

AS AT 30 JUNE 2006

		CONSOLIDATED		PARENT ENTITY	
	NOTES	30 JUNE 2006 $'000	30 JUNE 2005 $'000	30 JUNE 2006 $'000	30 JUNE 2005 $'000
ASSETS					
Current assets					
Cash and cash equivalents	6	78,212	66,527	594	962
Trade and other receivables	7	330,019	229,150	157,607	137,297
Inventories	8	181,942	98,062	-	-
Prepayments	9	19,825	10,654	-	-
Derivatives	41	635	209	-	-
Total current assets		610,633	404,602	158,201	138,259
Non current assets					
Investments in associates accounted for using the equity method	10	46,336	42,793	-	-
Other financial assets	11	176	164	254,839	254,839
Property, plant and equipment	12	64,619	34,226	-	-
Intangible assets	13	404,040	341,732	-	-
Deferred tax assets	14	31,795	15,364	2,443	2,806
Other non current assets	15	4,790	452	-	-
Total non current assets		551,756	434,731	257,282	257,645
TOTAL ASSETS		1,162,389	839,333	415,483	395,904
LIABILITIES					
Current liabilities					
Trade and other payables	16	290,958	213,344	6,549	5,618
Interest bearing loans and borrowings	17	45,475	2,758	-	-
Income tax payable	18	20,759	9,940	5,230	1,626
Provisions	19	146,815	110,996	-	-
Derivatives	41	832	360	-	-
Total current liabilities		504,839	337,398	11,779	7,244
Non current liabilities					
Interest bearing loans and borrowings	20	86,469	69,835	-	-
Deferred tax liabilities	21	35,165	25,665	-	711
Provisions	22	60,653	16,002	-	-
Total non current liabilities		182,287	111,502	-	711
TOTAL LIABILITIES		687,126	448,900	11,779	7,955
NET ASSETS		475,263	390,433	403,704	387,949
EQUITY					
Issued capital	23	327,103	332,517	327,103	332,517
Reserves	24	3,691	(13,145)	5,822	2,495
Retained profits	24	142,993	67,422	70,779	52,937
Parent entity interest		473,787	386,794	403,704	387,949
Minority interests	25	1,476	3,639	-	-
TOTAL EQUITY		475,263	390,433	403,704	387,949

The above balance sheet should be read in conjunction with the accompanying notes.

STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
Total equity at the beginning of the financial year		390,433	133,223	387,949	136,389
Capitalised acquisition costs recognised directly in equity	23	-	(9,270)	-	(9,270)
Tax effect of capitalised acquisition costs recognised directly in equity	23	-	2,914	-	2,914
Cash flow hedges, net of tax	24(B)	723	(151)	-	-
Performance rights expense	24(C)	4,304	1,806	4,304	1,806
Exchange differences on translation of foreign operations	24(A)	12,786	(9,410)	-	-
Net income recognised directly in equity		17,813	(14,111)	4,304	(4,550)
Profit after tax from continuing operations		141,742	68,705	81,377	53,255
Total recognised income and expense for the financial year		159,555	54,594	85,681	48,705
Transactions with equity holders in their capacity as equity holders:					
Contributions of equity	23	-	227,935	-	227,935
Dividends paid	27	(63,535)	(25,080)	(63,535)	(25,080)
		(63,535)	202,855	(63,535)	202,855
Purchase of shares to satisfy performance rights	23	(7,622)	-	(7,622)	-
Tax effect of purchase of shares to satisfy performance rights	23	1,231	-	1,231	-
Minority interest movement		(4,799)	(239)	-	-
		(11,190)	(239)	(6,391)	-
Total equity at the end of the financial year		475,263	390,433	403,704	387,949
Total recognised income and expense for the financial year is attributable to:					
Members of WorleyParsons Limited		161,718	52,580	85,681	48,705
Minority interests		(2,163)	2,014	-	-

The above statement of changes in equity should be read in conjunction with the accompanying notes.

CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers (inclusive of goods and services tax)		2,351,536	1,224,701	-	-
Payments to suppliers and employees (inclusive of goods and services tax)		(2,176,709)	(1,105,609)	(63)	(23)
		174,827	119,092	(63)	(23)
Dividends received	29(B)	3,210	6,455	85,000	51,068
Purchase of shares to satisfy performance rights	23	(7,622)	-	(7,622)	-
Interest received		5,311	3,411	2,483	369
Borrowing costs paid		(7,923)	(7,139)	(7,807)	-
Income taxes paid		(52,146)	(30,691)	(4,020)	(10,253)
Net cash inflow from operating activities	33	115,657	91,128	67,971	41,161
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for purchase of equity and other investments, net of return of capital		(328)	(9,853)	-	(160,179)
Proceeds from disposal of controlled activities		200	-	-	-
Payments for acquisition of controlled entities	28(C)	(61,491)	(348,218)	-	-
Payments for incidental costs of acquisition		-	(5,315)	-	-
Payments of liabilities on acquisition		-	(34,860)	-	-
Payments for purchase of property, plant and equipment		(20,316)	(17,610)	-	-
Payments for assets under construction		(20,916)	-	-	-
Proceeds from sale of property, plant and equipment		418	1,381	-	-
Net cash outflow from investing activities		(102,433)	(414,475)	-	(160,179)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of ordinary shares		-	227,935	-	227,935
Payment of share issue transaction costs		-	(9,270)	-	(9,270)
Repayment of borrowings		(113,029)	(136,485)	-	-
Proceeds from borrowings		162,678	201,582	-	-
Lease payments		(307)	(142)	-	-
Loans to controlled entities		-	-	(110,195)	(381,335)
Loans from controlled entities repaid		-	-	105,391	307,044
Loans to related parties		(7,653)	(281)	-	-
Loans from related parties repaid		8,155	2,861	-	-
Dividends paid to the Company's shareholders	27	(63,535)	(25,080)	(63,535)	(25,080)
Dividends paid to minority interests		(2,793)	(1,458)	-	-
Net cash (outflow)/inflow from financing activities		(16,484)	259,662	(68,339)	119,294
NET (DECREASE)/INCREASE IN CASH		(3,260)	(63,685)	(368)	276
Cash at the beginning of the financial year		63,976	16,950	962	686
Cash balances in controlled entities acquired, net of overdraft		8,110	102,830	-	-
Effects of exchange rate changes on cash		1,457	7,881	-	-
CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR	6	70,283	63,976	594	962

The above cash flow statement should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

1. CORPORATE INFORMATION

The financial report of WorleyParsons Limited for the financial year ended 30 June 2006 was authorised for issue in accordance with a resolution of the directors on 29 August 2006.

WorleyParsons Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange (ASX:WOR).

The nature of the operations and principal activities of the Group are described in note 40.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) *BASIS OF ACCOUNTING*

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

The financial report has been prepared on a historical costs basis, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report and financial statements. Amounts have been rounded off to the nearest thousand dollars in accordance with that Class Order.

(B) *STATEMENT OF COMPLIANCE*

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with the International Financial Reporting Standards.

This is the first financial report prepared based on AIFRS and comparatives for the financial year ended 30 June 2005 have been restated accordingly. A summary of the significant accounting policies of the Group under AIFRS is disclosed below.

In the application of AIFRS, management is required to make judgements, estimates, and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements. Actual results may differ from estimate.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of AIFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable in the relevant notes to the financial statements.

Certain standards and amendments for early adoption have not been applied by the consolidated entity in these financial statements. The impact is minor as they largely relate to disclosure. The more significant of these are:

(i) AASB 7 "Financial instruments: Disclosure" (August 2005) replacing the presentation requirements of AASB 132 "Financial Instruments: Disclosures and Presentation". AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007;

(ii) AASB 2005-9 "Amendments to Australian Accounting Standards (September 2005)" requires that liabilities arising from the issue of financial guarantee contracts are recognised in the balance sheet. AASB 2005-9 is applicable for annual reporting periods on or after 1 January 2006.

(iii) AASB 2005-10 "Amendments to Australian Accounting Standards (September 2005)" makes consequential amendments to AASB 132 "Financial Instruments: Disclosures and Presentation", AASB 101 "Presentation of Financial Statements", AASB 114 "Segment Reporting", AASB 117 "Leases", AASB 133 "Earnings per Share", AASB 139 "Financial Instruments: Recognition and Measurement", AASB 1 "First-time adoption of Australian Equivalents to International Financial Reporting Standards", AASB 4 "Insurance Contracts", AASB 1023 "General Insurance Contracts" and AASB 1038 "Life Insurance Contracts", arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The consolidated entity plans to adopt AASB 7 and AASB 2005-10 in the 2008 financial year. The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company and the consolidated entity as the standard and amendment are concerned only with disclosures.

The initial application of AASB 2005-9 could have an impact on the financial results of the Company and the consolidated entity as the amendment could result in liabilities being recognised for financial guarantee contracts that have been provided by the Company and consolidated entity. However the quantification of the financial impact is not known or cannot be reasonably estimated in the current financial year as an exercise to quantify the financial impact has not been undertaken by the Company and the consolidated entity to date.

(C) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements incorporate assets and liabilities of all entities controlled by WorleyParsons Limited as at 30 June 2006 and the results of all controlled entities for the financial year then ended. WorleyParsons Limited and its controlled entities together are referred to in this financial report as the "consolidated entity" or the "Group".

The effects of all transactions between entities in the consolidated entity are eliminated in full. Minority interests in the results and equity of controlled entities are shown separately in the consolidated income statement and consolidated balance sheet respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

(D) EMPLOYEE BENEFITS

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within 12 months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefits liabilities are measured at the present value of the estimated future cash outflows to be made in respect of services provided by the employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, is used.

Employee benefits expenses and revenues arising in respect of wages and salaries, non-monetary benefits, leave entitlements and other types of entitlements are charged against profits on a net basis in their respective categories.

Equity based compensation scheme – performance rights

Performance rights ("rights") over the ordinary shares of WorleyParsons Limited are granted to executive directors and other executives of the consolidated entity for nil consideration in accordance with performance guidelines approved by the Board. The fair values of the rights are being amortised on a straight line basis over their three year vesting period. For share settled rights, the fair values of the rights are the share price at grant date adjusted for the impact of performance hurdles and other vesting or exercise criteria attached to the right. For cash settled rights, the fair values of the rights are recalculated at the end of each reporting period and amortised on a straight line basis over their three year vesting period.

(E) TAXES

(i) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statement, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantially enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probably that future taxable amounts will be available to utilise those temporary differences.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probably that the differences will not reverse in the foreseeable future.

Current and deferred tax balances relating to items recognised directly in equity are also recognised in equity and not in the income statement.

(ii) Goods and services tax ("GST")

Revenues, expenses and assets are recognised net of the amount of GST except:

(a) where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

(b) receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(F) FOREIGN CURRENCY TRANSLATION

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("functional currency"). The consolidated financial statements are presented in Australian Dollars, which is WorleyParsons functional and presentation currency

(ii) Translation of foreign currency transactions

Transactions denominated in a foreign currency are converted at the exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates at balance date. Exchange gains and losses are brought to account in determining the profit and loss for the financial year.

(iii) Specific hedges

Hedging is undertaken to avoid or minimise potential adverse financial effects of movements in foreign currency exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions, are deferred up to the date of the purchase or sale and included in the measurement of the purchase or sale. The accounting policy note 2 (AC) provides specific details on the calculation of these gains or costs.

(G) ACQUISITION OF ASSETS

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition.

Where equity instruments are issued in an acquisition, the value of the instruments is their market price as determined by market valuation at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

(H) REVENUE RECOGNITION

Amounts disclosed as revenue are net of returns, trade allowances, duties and taxes paid. Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must be met before revenue is recognised:

(i) Engineering design and project services

Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised as an expense.

Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred. Incentive payments on contracts are recognised as part of total contract revenue where it is probable that specified performance standards are met or exceeded and the amount of the incentive payment can be reliably measured.

For fixed price contracts, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours for each contract.

Revenue from cost plus contracts is recognised by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned.

(ii) Sale of goods

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Risks and rewards of ownership are considered passed to the buyer at the time of delivery of the goods to the customer.

(iii) Interest

Interest income is recognised as it accrues.

(iv) Dividends

Control of a right to receive consideration for the investment in assets is attained, usually evidenced by approval of the dividend.

(I) TRADE AND OTHER RECEIVABLES

All trade receivables are recognised at the original amounts less an allowance for any uncollectible debts. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect debts. The recoverable amount of trade receivables is reviewed on an ongoing basis.

Accrued receivables are stated at the aggregate of contract costs incurred to date plus recognised profits less recognised losses and progress billings. Contract costs include all costs directly related to specific contracts, costs that are specifically chargeable to the customer under the terms of the contract and an allocation of overhead expenses incurred in connection with the consolidated entity's activities in general.

(J) INVENTORIES

(i) Raw materials and finished goods

Raw materials and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the first-in, first-out basis. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(ii) Consumables and stores

Consumables and stores are stated at the lower of cost and net realisable value and charged to specific contracts when used.

(iii) Work in progress

Work in progress is valued at the lower of cost and net realisable value. Cost comprises staff salary costs and direct expenses together with an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less further costs expected to be incurred to completion.

(K) RECOVERABLE AMOUNT

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. In determining the recoverable amount, the expected cash flows have been discounted to their present value using a market determined risk adjusted discount rate.

(L) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. The expected useful lives for plant and equipment range from three to 10 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

(M) IMPAIRMENT OF ASSETS

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell, and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows ("cash generating units").

(N) LEASEHOLD IMPROVEMENTS

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter.

(O) LEASES

(i) Finance leases

Where property, plant and equipment are acquired by means of finance leases, the present value of the minimum lease payments is recognised as an asset at the beginning of the lease term and amortised on a straight line basis over the expected useful life of the leased asset. A corresponding liability is also established and each lease payment is allocated between the liability and finance charge.

(ii) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

(P) INTANGIBLES

(i) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity or an associate. Goodwill on acquisition of subsidiaries is included in intangible assets and goodwill on acquisitions of associates is included in investments in associates. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is not amortised, instead it is tested annually for any impairment in the carrying amount or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is carried at cost less accumulated impairment losses. Goodwill is allocated to cash generating units for the purpose of impairment testing. Where the recoverable amount of the cash generating unit is less than the carrying amount, an impairment loss is recognised.

(ii) Trade name

The WorleyParsons trade name in Australia is recognised at its cost of acquisition and amortised over its expected useful life being 20 years. The estimated useful life and amortisation method are reviewed at the end of each annual reporting period.

(Q) TRADE AND OTHER PAYABLES

Liabilities for trade payables and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Company.

Payables to related parties are carried at principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(R) INTEREST BEARING LOANS AND BORROWINGS

Loans and debentures are initially recognised at fair value, net of transaction costs incurred. Loans and debentures are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the loan and debenture using the effective interest method.

(S) PROVISIONS

Provisions are recognised when the consolidated entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

(i) Dividends payable

Provision is made for the amount of any dividends declared, determined or publicly recommended by the directors at or before the end of the financial year but not distributed at balance date.

(ii) Insurance provision

Provision for insurance liabilities is recognised in line with actuarial calculations of unsettled professional indemnity claims, net of insurance recoveries. The provision is based on the aggregate amount of individual claims incurred but not reported that are lower in value than the insurance deductible of the consolidated entity. It is based on the ultimate cost of settling claims and consideration is given to the ultimate claim size, future inflation as well as the levels of compensation awarded through the courts.

(iii) Warranty provision

Provision is made for the estimated liability on all products and services still under warranty at balance date. This provision is estimated having regard to prior service warranty experience. In calculating the liability at balance date, amounts were not discounted to their present value as the effect of discounting was not material.

(iv) Insurance claim on acquisition

Provision for insurance claims on acquisition are recognised based on the estimated liability at the date of acquisition.

(T) JOINT VENTURES

(i) Jointly controlled operations and assets

The proportionate interests in the assets, liabilities and expenses of unincorporated joint ventures and jointly controlled assets have been incorporated in the financial statements under the appropriate headings. Details of the joint ventures have been set out in note 30.

(ii) Jointly controlled entities

The interest in jointly controlled entities is carried at the lower of the equity accounted amount and the recoverable amount in the consolidated financial statements. The share of profits or losses of the entities is recognised in the consolidated income statement, and the share of movements in reserves is recognised in the consolidated balance sheet.

Profits or losses on transactions establishing joint venture partnerships and transactions with the joint ventures are eliminated to the extent of the consolidated entity's ownership interest until such time as they are realised by the joint venture entities on consumption or sale.

(U) REPAIRS AND MAINTENANCE

Repairs, minor renewals and improvements, and the purchase of minor items of tools and equipment are charged to expense as incurred. Major renewals and improvements are capitalised to the respective asset and depreciated.

(V) BORROWING COSTS

Borrowing costs are recognised as expenses in the period in which they are incurred, except when they are included in the costs of qualifying assets. Borrowing costs include:

(i) interest on bank overdrafts, short term and long term borrowings;

(ii) amortisation of discounts or premiums relating to borrowings; and

(iii) finance lease charges.

(W) CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Bank overdrafts are carried at their principal amount.

(X) INVESTMENTS

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting. Under this method, the consolidated entity's share of the post acquisition profits or losses of associates is recognised in the consolidated income statement, and its share of post acquisition movements in reserves is recognised in consolidated reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence, but not control.

All other non current investments are carried at the lower of cost or recoverable amount.

(Y) ISSUED CAPITAL

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transactions costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(Z) EARNINGS PER SHARE

(i) Basic earnings per share

Basic earnings per share is determined by dividing the profit attributable to members of WorleyParsons Limited by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share are calculated as profit attributable to members of WorleyParsons Limited adjusted for:

(a) costs of servicing equity (other than dividends);

(b) the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

(c) other non discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(AA) RESTRUCTURING PROVISIONS

Provisions for restructurings are recognised when the consolidated entity has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by:

(i) starting to implement the plan; or

(ii) announcing its main features to those affected by it.

(AB) SEGMENT REPORTING

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(AC) DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments such as forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations. Such derivative financial instruments are stated at fair value.

For the purposes of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability, or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs.

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

(i) Forward exchange contracts

Forward exchange contracts are recognised at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognised in the income statement except those relating to hedges of specific commitments that are deferred and included in the measurement of the sale or purchase.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value for interest rate swaps contracts is determined by reference to market values for similar instruments.

(ii) Fair value hedges

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement.

Any gain or loss attributable to the hedged risk on remeasurement of the hedged item is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity.

(iii) Cash flow hedges

In relation to cash flow hedges to hedge firm commitments which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement at balance date in which the hedged firm commitment affects the profit attributable to members of WorleyParsons Limited (e.g. when the future sale actually occurs).

(AD) AASB 1 TRANSITIONAL EXEMPTIONS

The Group has made its election in relation to the transitional exemptions allowed by AASB 1 "First-time Adoption of Australian Equivalents to International Reporting Standards" as follows:

(i) Business combinations

AASB 3 "Business Combinations" was not applied retrospectively to past business combinations (ie business combinations that occurred before the date of transition to AIFRS); and

(ii) Designation of previously recognised financial instruments

Financial instruments were designated as financial assets or liabilities at fair value through profit or loss or as available-for-sale at the date of transition to AIFRS;

(iii) Share based payment transactions

AASB 2 "Share based Payment" is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005; and

(iv) Exemption from the requirement to restate comparative information for AASB 132 and AASB 139

The Group has not elected to adopt this exemption and has applied AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement" to its comparative information.

(AE) IMPACTS OF ADOPTION OF AIFRS

The impacts of adopting AIFRS on the total equity and profit attributable to members of WorleyParsons Limited as reported under Australian Accounting Standards applicable before 1 July 2005 ("AGAAP") are illustrated below:

RECONCILIATION OF BALANCE SHEET AS PRESENTED UNDER AGAAP TO THAT UNDER AIFRS AT THE DATE OF TRANSITION TO AIFRS: 1 JULY 2004	NOTES	CONSOLIDATED AGAAP $'000	CONSOLIDATED EFFECT OF TRANSITION TO AIFRS $'000	CONSOLIDATED AIFRS $'000	PARENT ENTITY AGAAP $'000	PARENT ENTITY EFFECT OF TRANSITION TO AIFRS $'000	PARENT ENTITY AIFRS $'000
ASSETS							
Current assets							
Cash and cash equivalents		24,139	-	24,139	686	-	686
Trade and other receivables	(g),(h)	84,448	-	84,448	41,768	(73)	41,695
Inventories		17,876	-	17,876	-	-	-
Other financial assets		2,657	-	2,657	-	-	-
Total current assets		129,120	-	129,120	42,454	(73)	42,381
Non current assets							
Investments in associates accounted for using the equity method		27,791	-	27,791	-	-	-
Other financial assets		139	-	139	94,660	-	94,660
Property, plant and equipment		9,298	-	9,298	-	-	-
Intangible assets		61,065	-	61,065	-	-	-
Deferred tax assets	(c),(d),(h)	8,894	1,176	10,070	8,564	(7,388)	1,176
Other non current assets	(g)	2,451	689	3,140	-	-	-
Total non current assets		109,638	1,865	111,503	103,224	(7,388)	95,836
TOTAL ASSETS		238,758	1,865	240,623	145,678	(7,461)	138,217
LIABILITIES							
Current liabilities							
Trade and other payables		44,234	-	44,234	6	-	6
Interest bearing loans and borrowings		10,808	-	10,808	-	-	-
Income tax payable		6,148	-	6,148	1,822	-	1,822
Provisions		24,196	-	24,196	-	-	-
Total current liabilities		85,386	-	85,386	1,828	-	1,828
Non current liabilities							
Interest bearing loans and borrowings		315	-	315	-	-	-
Deferred tax liabilities	(e),(h)	9,881	9,100	18,981	9,326	(9,326)	-
Provisions		2,718	-	2,718	-	-	-
Total non-current liabilities		12,914	9,100	22,014	9,326	(9,326)	-
TOTAL LIABILITIES		98,300	9,100	107,400	11,154	(9,326)	1,828
NET ASSETS		140,458	(7,235)	133,223	134,524	1,865	136,389
EQUITY							
Issued capital	(c)	108,858	2,080	110,938	108,858	2,080	110,938
Reserves	(g)	(6,079)	689	(5,390)	-	689	689
Retained profits		36,054	(10,004)	26,050	25,666	(904)	24,762
Parent entity interest		138,833	(7,235)	131,598	134,524	1,865	136,389
Minority interests		1,625	-	1,625	-	-	-
TOTAL EQUITY		140,458	(7,235)	133,223	134,524	1,865	136,389

		CONSOLIDATED			PARENT ENTITY		
RECONCILIATION OF BALANCE SHEET AS PRESENTED UNDER AGAAP TO THAT UNDER AIFRS AT THE END OF THE LAST REPORTING PERIOD UNDER AGAAP: 30 JUNE 2005	NOTES	AGAAP $'000	EFFECT OF TRANSITION TO AIFRS $'000	AIFRS $'000	AGAAP $'000	EFFECT OF TRANSITION TO AIFRS $'000	AIFRS $'000
ASSETS							
Current assets							
Cash and cash equivalents		66,527	-	66,527	962	-	962
Trade and other receivables	(g),(h)	229,150	-	229,150	133,910	3,387	137,297
Inventories		98,062	-	98,062	-	-	-
Prepayments		10,654	-	10,654	-	-	-
Derivatives	(f)	-	209	209	-	-	-
Total current assets		404,393	209	404,602	134,872	3,387	138,259
Non current assets							
Investments in associates accounted for using the equity method	(a)	41,883	910	42,793	-	-	-
Other financial assets		164	-	164	254,839	-	254,839
Property, plant and equipment		34,226	-	34,226	-	-	-
Intangible assets	(a)	329,519	12,213	341,732	-	-	-
Deferred tax assets	(c),(d),(h)	12,558	2,806	15,364	7,739	(4,933)	2,806
Other non current assets	(g)	5,259	(4,807)	452	-	-	-
Total non current assets		423,609	11,122	434,731	262,578	(4,933)	257,645
TOTAL ASSETS		828,002	11,331	839,333	397,450	(1,546)	395,904
LIABILITIES							
Current liabilities							
Trade and other payables	(g)	218,962	(5,618)	213,344	-	5,618	5,618
Interest bearing loans and borrowings		2,758	-	2,758	-	-	-
Income tax payable		9,940	-	9,940	1,626	-	1,626
Provisions		110,996	-	110,996	-	-	-
Derivatives	(f)	-	360	360	-	-	-
Total current liabilities		342,656	(5,258)	337,398	1,626	5,618	7,244
Non current liabilities							
Interest bearing loans and borrowings		71,519	(1,684)	69,835	-	-	-
Deferred tax liabilities	(b),(e),(h)	13,571	12,094	25,665	13,175	(12,464)	711
Provisions		16,002	-	16,002	-	-	-
Total non current liabilities		101,092	10,410	111,502	13,175	(12,464)	711
TOTAL LIABILITIES		443,748	5,152	448,900	14,801	(6,846)	7,955
NET ASSETS		384,254	6,179	390,433	382,649	5,300	387,949
EQUITY							
Issued capital	(d)	327,523	4,994	332,517	327,523	4,994	332,517
Reserves	(d),(f)	(15,540)	2,395	(13,145)	-	2,495	2,495
Retained profits		68,632	(1,210)	67,422	55,126	(2,189)	52,937
Parent entity interest		380,615	6,179	386,794	382,649	5,300	387,949
Minority interests		3,639	-	3,639	-	-	-
TOTAL EQUITY		384,254	6,179	390,433	382,649	5,300	387,949

RECONCILIATION OF TOTAL EQUITY AS PRESENTED UNDER AGAAP TO THAT UNDER AIFRS	NOTES	CONSOLIDATED 30 JUNE 2005 $'000	CONSOLIDATED 1 JULY 2004 $'000	PARENT ENTITY 30 JUNE 2005 $'000	PARENT ENTITY 1 JULY 2004 $'000
Total equity under AGAAP		384,254	140,458	382,649	134,524
Adjustments to equity					
Write-back of goodwill amortisation excluding impairment	(a)	12,162	-	-	-
Write-back of goodwill amortisation in associates	(a)	910	-	-	-
Foreign exchange effect of write-back of amortisation	(a)	52	-	-	-
Tax effect of deductible goodwill amortisation	(b)	(3,519)	-	-	-
Tax effect of capital raising costs ("IPO")	(c)	776	1,176	776	1,176
Tax effect of capital raising costs ("PEC acquisition")	(d)	2,029	-	2,029	-
Tax effect of trade name amortisation	(e)	(8,575)	(9,100)	-	-
Recognition of fair value of interest rate hedge derivatives	(f)	(360)	-	-	-
Recognition of fair value of foreign exchange hedge derivatives	(f)	209	-	-	-
Performance rights	(g)	2,495	689	2,495	689
Total equity under AIFRS		390,433	133,223	387,949	136,389

RECONCILIATION OF NET PROFIT ATTRIBUTABLE TO MEMBERS UNDER AGAAP TO THAT UNDER AIFRS	NOTES	CONSOLIDATED 2005 $'000	PARENT ENTITY 2005 $'000
Net profit as previously reported		57,659	54,540
Adjustments to net profit			
Write-back of goodwill amortisation excluding impairment	(a)	12,162	-
Write-back of goodwill amortisation in associates	(a)	910	-
Impact of tax effect of deductible goodwill amortisation	(b)	(3,519)	-
Impact of tax effect of IPO recognised directly in equity	(c)	(400)	(400)
Tax effect of PEC acquisition recognised directly in equity	(d)	(885)	(885)
Tax effect of trade name amortisation	(e)	525	-
Net profit under AIFRS		66,452	53,255

(a) Goodwill

Under AASB 3 "Business Combinations", goodwill is no longer amortised but is instead subject to annual impairment testing. This has resulted in a change in the Group's previous accounting policy where goodwill was amortised over its useful life but not exceeding 20 years. Under the new policy, amortisation is no longer charged, but goodwill is written down to the extent it is impaired. Total goodwill amortisation for the 12 months to 30 June 2005 was $13.1 million before income tax.

(b) Tax effect – US goodwill amortisation

Under AGAAP, the tax benefit arising from goodwill amortisation that was tax deductible in the US was booked to income tax expense. Under AIFRS, the income tax benefit arising from tax deductible goodwill amortisation is accrued to a deferred income tax liability account that will reverse and be booked to income tax expense to the extent that an impairment charge is booked.

(c) Tax effect – IPO costs

Under AGAAP, the Group recognised a tax benefit from IPO costs incurred in 2002 that were tax deductible, directly in the consolidated income statement. These amounts are accounted for directly in equity under AIFRS. A deferred tax asset has been recognised for IPO capital raising costs incurred in 2002 that are deductible in future periods.

(d) Tax effect – PEC acquisition capital raising costs

Under AGAAP, the Group recognised a tax benefit from capital raising costs that are tax deductible in the consolidated income statement. These amounts are accounted for directly in equity under AIFRS. A deferred tax asset has been recognised for PEC acquisition capital raising costs incurred in 2004 that are deductible in future periods.

(e) Tax effect – trade name amortisation

Under AIFRS, the Group is required to use a balance sheet liability method to calculate the income tax expense which focuses on the tax effects of transactions and other events that affect amounts recognised in either the balance sheet or a tax-based balance sheet. Under AGAAP, the tax effect of the WorleyParsons trade name was not recognised. Based on a carrying value of $28.6 million as at 30 June 2005, a deferred tax liability of $8.6 million is recognised under AIFRS.

The trade name amortisation for the financial year ended 30 June 2005 booked to expense was $1.8 million. As the WorleyParsons trade name amortisation is not tax deductible, under AGAAP the amortisation was not tax effected. Under AIFRS, amortisation of the trade name is tax effected increasing net profit after tax by $0.5 million per annum at an effective tax rate of 30%.

(f) Fair value of hedge contracts

Under AIFRS, the effective portion of changes to fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedge reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Previously under AGAAP, the fair value of hedge contracts was recognised in the consolidated balance sheet as an unrealised gain or loss but recognised in equity.

(g) Performance rights

Under AGAAP, the Group recognised an expense for those performance rights that were granted to executive directors and other executives. The fair value of the rights was amortised on a straight line basis over their three year vesting period with a corresponding liability created. Under AIFRS, the liability is shown as an increase in reserves.

(h) Tax effect – tax consolidation

Under AGAAP, the Company as the head of the tax consolidated group recognised current and deferred tax balances for all members of the tax consolidated group. Under UIG 1052, "Tax Consolidation Accounting", members of the tax consolidated group recognise their own current and deferred tax balances.

(AF) EXPLANATION OF MATERIAL ADJUSTMENTS TO THE CASH FLOW STATEMENT

There are no material differences between the cash flow statement presented under AIFRS and those presented under AGAAP.

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000

3. REVENUE FROM CONTINUING OPERATIONS

REVENUE FROM SERVICES AND SALE OF GOODS				
Services	2,394,316	1,244,978	-	-
Sale of goods	2,634	2,737	-	-
	2,396,950	1,247,715	-	-
OTHER REVENUE				
Interest	5,311	3,411	2,483	369
Dividends	-	-	85,000	51,068
Other	2,251	894	-	2,370
	7,562	4,305	87,483	53,807
Total revenue from continuing operations	2,404,512	1,252,020	87,483	53,807

4. EXPENSES AND LOSSES/(GAINS)

Profit from continuing operations before income tax expense includes the following specific net gains and expenses:

(A) NET LOSSES/(GAINS)				
Foreign exchange loss/(gain)	279	(403)	1,820	(2,370)
(B) NET EXPENSES AND LOSSES				
Depreciation of property, plant and equipment	12,676	8,387	-	-
Amortisation				
Leasehold improvements	3,461	3,237	-	-
Plant and equipment under finance leases	89	266	-	-
Trade name	1,750	1,750	-	-
Deferred expenditure	471	104	-	-
Goodwill impairment	-	982	-	-
Total amortisation	5,771	6,339	-	-
Total depreciation and amortisation	18,447	14,726	-	-
Impairment of assets	1,915	-	-	-
Other charges against assets				
Bad and doubtful debts - trade receivables	4,905	4,473	-	-
Borrowing costs				
Interest and finance charges paid/payable	7,923	7,139	5,979	-
Finance charges on capitalised leases	46	33	-	-
Total borrowing costs	7,969	7,172	5,979	-

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
Other expenses and losses					
Operating lease rentals – minimum lease payments		44,096	24,065	-	-
Net loss on disposal of property, plant and equipment		41	101	-	-
Provisions					
Support of associate		-	(3,373)	-	-
Deferred revenue	19	21,131	(2,905)	-	-
Expected losses on contracts	19	372	(2,064)	-	-
Warranties	19	(26)	3,896	-	-
Other	19	429	-	-	-

5. INCOME TAX

(A) INCOME TAX EXPENSE

Current tax	69,731	28,707	(357)	(1,178)
Deferred tax	(12,707)	1,031	(1,257)	1,995
(Over)/under provision in previous financial periods	(1,881)	105	(142)	(282)
Income tax expense/(benefit)	55,143	29,843	(1,756)	535
Income tax expense is attributable to:				
Profit from continuing operations	55,143	29,843	(1,756)	535
Income tax expense/(benefit)	55,143	29,843	(1,756)	535
Deferred income tax (revenue)/expense included in income tax expense comprises:				
(Increase)/decrease in deferred tax assets	(16,070)	(1,884)	(546)	1,284
Increase/(decrease) in deferred tax liabilities	3,363	2,915	(711)	711
Deferred tax	(12,707)	1,031	(1,257)	1,995

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
(B) NUMERICAL RECONCILIATION OF INCOME TAX EXPENSE TO PRIMA FACIE TAX PAYABLE					
Profit before tax from continuing operations		196,885	98,548	79,621	53,790
At the Group's statutory income tax rate of 30% (2005: 30%)		59,066	29,564	23,886	16,137
Tax effect of amounts which are not (taxable)/deductible in calculating taxable income:					
Rebateable dividends		-	-	(25,500)	(15,320)
Net profits attributable to associates		(3,860)	(3,679)	-	-
Impairment of assets		575	-	-	-
Legal and professional fees non deductible		191	246	-	-
Restructuring costs		-	1,841	-	-
Other		2,475	2,389	-	-
Research and development concession		(9,941)	(900)	-	-
US machinery rebate		(363)	-	-	-
		48,143	29,461	(1,614)	817
Tax clearance received for items previously not treated as deductible		(1,318)	-	-	-
Benefit from tax losses not previously recognised		(735)	-	-	-
Unrecognised tax losses		3,231	-	-	-
(Over)/under provision in previous financial periods		(1,881)	105	(142)	(282)
Difference in overseas tax rates *		7,703	277	-	-
Income tax expense/(benefit)		55,143	29,843	(1,756)	535

* Represents income tax expense for foreign tax rate differential and international withholding taxes.

	NOTES	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
(C) AMOUNTS RECOGNISED DIRECTLY IN EQUITY					
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity:					
Current tax - credited directly to equity	23	1,231	-	1,231	-
Deferred tax - credited directly to equity	14	-	2,914	-	2,914
		1,231	2,914	1,231	2,914
(D) TAX LOSSES					
Unused tax losses for which no deferred tax asset has been recognised		6,527	838	-	-
Potential tax benefit at 30%		1,958	251	-	-

The benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised; or

(ii) the losses are transferred to an eligible entity in the consolidated entity; and

(iii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iv) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

(E) TAX CONSOLIDATION

WorleyParsons Limited and its wholly-owned Australian entities elected to form a tax consolidated group from 1 July 2003. The accounting policy in relation to this legislation is set out in note 2E. On formation of the tax consolidated group, the entities in the tax consolidated group entered into a tax sharing agreement which, in the opinion of the directors, limits the joint and several liability of the wholly-owned entities in the case of a default by the head entity, WorleyParsons Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate WorleyParsons Limited for any current tax payable assumed and are compensated by WorleyParsons Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to WorleyParsons Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities' financial statements. The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables or payables (see notes 7 and 16).

In WorleyParsons Limited, there were no amounts recognised as tax consolidation contributions during the financial year (2005: $nil).

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000

6. CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Cash and cash equivalents		78,212	66,527	594	962
The above figures are reconciled to cash at the end of the financial year as shown in the cash flow statement as follows:					
Cash at bank and on hand		78,212	66,527	594	962
Cash and cash equivalents		78,212	66,527	594	962
Less: bank overdraft	17	(7,929)	(2,551)	-	-
Balance per cash flow statement		70,283	63,976	594	962

7. CURRENT ASSETS – TRADE AND OTHER RECEIVABLES

	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Trade receivables		290,981	191,834	-	-
Retentions		13,035	12,644	-	-
Allowance for doubtful debts		(17,472)	(12,155)	-	-
		286,544	192,323	-	-
Other receivables		15,044	11,940	13,879	3,616
Amounts owing by related parties and associates	39	28,431	24,887	143,728	133,681
		330,019	229,150	157,607	137,297

(A) BAD AND DOUBTFUL TRADE RECEIVABLES

The group has recognised an expense of $4.9 million (2005: $4.5 million) in respect of bad and doubtful trade receivables during the financial year ended 30 June 2006. The loss has been included in 'other expenses' in the income statement.

(B) OTHER RECEIVABLES

These amounts generally arise from transactions outside the usual operating activities of the group.

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000
8. CURRENT ASSETS – INVENTORIES					
Finished goods at cost		1,359	-	-	-
Work in progress at cost		180,583	98,062	-	-
		181,942	98,062	-	-
9. CURRENT ASSETS – PREPAYMENTS					
Prepayments		19,825	10,654	-	-
10. NON CURRENT ASSETS – INVESTMENTS IN ASSOCIATES					
Shares in associates	29(B)	46,336	42,793	-	-
11. NON CURRENT ASSETS – OTHER FINANCIAL ASSETS					
Shares in controlled entities at cost	28(A)	-	-	254,839	254,839
Other investments at cost		176	164	-	-
		176	164	254,839	254,839
12. PROPERTY, PLANT AND EQUIPMENT					
LAND AND BUILDINGS					
At cost		1,039	124	-	-
Accumulated depreciation		(21)	(63)	-	-
		1,018	61	-	-
LEASEHOLD IMPROVEMENTS					
At cost		26,232	20,458	-	-
Accumulated amortisation		(19,062)	(14,054)	-	-
		7,170	6,404	-	-
PLANT AND EQUIPMENT					
At cost		96,488	67,225	-	-
Accumulated depreciation		(66,467)	(45,154)	-	-
		30,021	22,071	-	-
CAPITAL WORK IN PROGRESS					
At cost		28,274	5,443	-	-
Impairment of asset		(1,915)	-	-	-
		26,359	5,443	-	-

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000
PLANT AND EQUIPMENT UNDER FINANCE LEASE					
At cost		580	1,256	-	-
Accumulated amortisation		(529)	(1,009)	-	-
		51	247	-	-
Total property, plant and equipment		64,619	34,226	-	-

RECONCILIATIONS

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:

		CONSOLIDATED					
	NOTES	LAND AND BUILDINGS AT COST $'000	LEASEHOLD IMPROVEMENTS AT COST $'000	PLANT AND EQUIPMENT AT COST $'000	CAPITAL WORK IN PROGRESS $'000	PLANT AND EQUIPMENT UNDER FINANCE LEASE $'000	TOTAL $'000
Balance at 1 July 2005		61	6,404	22,071	5,443	247	34,226
Additions through acquisition of entity	28	545	-	4,201	-	-	4,746
Additions		419	4,094	15,803	22,831	-	43,147
Disposals		-	-	(459)	-	(107)	(566)
Depreciation and amortisation expense		(11)	(3,461)	(12,665)	-	(89)	(16,226)
Impairment		-	-	-	(1,915)	-	(1,915)
Net foreign currency exchange differences arising on translation of financial statements of foreign operations		4	133	1,070	-	-	1,207
Balance at 30 June 2006		1,018	7,170	30,021	26,359	51	64,619

13. NON CURRENT ASSETS – INTANGIBLE ASSETS

	CONSOLIDATED		PARENT ENTITY	
	$'000	$'000	$'000	$'000
	GOODWILL	TRADE NAME	GOODWILL	TRADE NAME
Balance at 1 July 2004				
Deemed cost	30,733	35,000	-	-
Accumulated amortisation and impairment	-	(4,667)	-	-
Net book amount	30,733	30,333	-	-
Year ended 30 June 2005				
Opening net book amount	30,733	30,333	-	-
Additions	299,340	-	-	-
Amortisation and impairment*	(982)	(1,750)	-	-
Foreign currency translation reserve	(15,942)	-	-	-
Closing net book amount	313,149	28,583	-	-

13. NON CURRENT ASSETS – INTANGIBLE ASSETS

	CONSOLIDATED		*PARENT ENTITY*	
	$'000	$'000	$'000	$'000
	GOODWILL	TRADE NAME	GOODWILL	TRADE NAME
Balance at 30 June 2005				
Deemed cost	314,131	35,000	-	-
Accumulated amortisation and impairment	(982)	(6,417)	-	-
Net book amount	313,149	28,583	-	-
Year ended 30 June 2006				
Opening net book amount	313,149	28,583	-	-
Additions	55,388	-	-	-
Disposal	(199)	-	-	-
Foreign currency translation reserve	11,230	-	-	-
Adjustment to pre acquisition provisions	(2,361)	-	-	-
Amortisation charge *	-	(1,750)	-	-
Closing net book amount	377,207	26,833	-	-
At 30 June 2006				
Deemed cost	378,189	35,000	-	-
Accumulated amortisation and impairment	(982)	(8,167)	-	-
Net book amount	377,207	26,833	-	-

* Amortisation of $1.8 million (2005: $1.8 million) is included in amortisation expense in the income statement.

The carrying amount of intangible assets is tested for impairment annually at the balance date and whenever there is an indication that the asset may be impaired.

If an intangible asset is impaired, the asset is written down to its recoverable amount. The recoverable amount is based on a value in use calculation. These calculations use cash flow projections based on financial forecasts of how the business is expected to operate based on current performance and the business environment but taking into account expected future changes.

Key assumptions used for impairment testing for the financial year ended 30 June 2006 include pre-tax discount rates (13.9% - 18.9%), expected future profits and future nominal growth rates (5% - 10%) without re-investment. Sensitivity analysis is used to determine whether the carrying value is supported under different assumptions.

Goodwill is not impaired at reporting date. The business segments form the basis of the cash generating units. Goodwill at net book amount is disclosed by segment in note 40.

Following the Parsons E&C acquisition in October 2004, the Group restructured its operations in the Middle East region which resulted in goodwill impairment of $982,000 for the financial year ended 30 June 2005 .

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000

14. NON CURRENT ASSETS – DEFERRED TAX ASSETS

The balance comprises temporary differences attributable to:

	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Amounts recognised in the income statement:				
Provision for doubtful debts	4,487	1,973	-	-
Employee benefits	9,859	3,877	-	-
General and sundry accruals	1,853	1,001	-	-
Provision for self-insurance	639	936	-	-
Performance rights	2,511	808	-	-
Warranty provisions	2,656	-	-	-
Project provisions	1,761	2,423	-	-
Lease incentives	1,167	1,233	-	-
Interests in partnerships	1,011	-	-	-
Subsidiary earnings not distributed	825	476	-	-
Foreign exchange	1,698	(470)	546	-
Other	161	301	-	-
	28,628	12,558	546	-
Amounts recognised directly in equity:				
Costs associated with the IPO	375	777	375	777
Costs associated with the PEC acquisition	1,522	2,029	1,522	2,029
Cash flow hedges	232	-	-	-
Foreign currency translation reserve	1,038	-	-	-
	3,167	2,806	1,897	2,806
Net deferred tax assets	31,795	15,364	2,443	2,806
Balance at the beginning of the financial year	15,364	10,070	2,806	1,176
Foreign currency exchange movements	-	(17)	-	-
Credited/(charged) to the income statement	16,070	1,884	546	(1,284)
Credited/(charged) to equity	361	2,914	(909)	2,914
Acquisition of subsidiary	-	513	-	-
Balance at the end of the financial year	31,795	15,364	2,443	2,806

15. OTHER NON CURRENT ASSETS

	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Other	4,790	452	-	-

Other non current assets include $3.9 million (2005: $ nil) of cash held on restricted deposits that will be paid to the vendor on the satisfaction of a condition of the Komex acquisition.

	NOTES	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000

16. CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Trade payables		189,245	121,910	-	-
Payables to related parties and associates	39(C)	17,182	2,913	-	-
Billings in advance		12,388	41,198	-	-
Trade accruals		72,143	47,323	6,549	5,618
		290,958	213,344	6,549	5,618

17. CURRENT LIABILITIES – INTEREST BEARING LOANS AND BORROWINGS

	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Bank overdraft		7,929	2,551	-	-
Bank loans		37,097	-	-	-
Lease liabilities	34(B)	261	201	-	-
Hire purchase liabilities		188	6	-	-
		45,475	2,758	-	-

Details of the security relating to each of the secured liabilities are set out in note 31.

18. CURRENT LIABILITIES – INCOME TAX PAYABLE

	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Income tax payable		20,759	9,940	5,230	1,626

19. CURRENT LIABILITIES – PROVISIONS

	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Employee benefits	36	54,481	47,526	-	-
Deferred revenue	19(A)	69,359	46,894	-	-
Insurance	19(B)	6,389	8,362	-	-
Expected losses on contracts	19(C)	1,681	1,309	-	-
Warranties		6,879	6,905	-	-
Deferred consideration	28(C)	7,597	-	-	-
Other		429	-	-	-
		146,815	110,996	-	-

(A) PROVISION FOR DEFERRED REVENUE

The Group at times receives payment for services prior to revenue being recognised in the financial statements. Revenue is classified as deferred due to the criteria required for its recognition not being met as at the reporting date, in line with the accounting policy set out in note 2(H).

(B) PROVISION FOR INSURANCE

Refer to note 2(S)(ii).

(C) PROVISION FOR EXPECTED LOSSES ON CONTRACTS

Where the outcome for a services contract is expected to result in an overall loss over the life of the contract, this loss is provided for when it first becomes known that a loss will be incurred.

MOVEMENTS IN PROVISIONS

CONSOLIDATED	DEFERRED REVENUE $'000	INSURANCE $'000	EXPECTED LOSSES $'000	WARRANTIES $'000	DEFERRED CONSIDERATION $'000	OTHER $'000
Carrying amount at 1 July 2005	46,894	8,362	1,309	6,905	-	-
Additional provision	28,768	-	372	-	7,597	429
Provision acquired on acquisition	1,334	-	-	-	-	-
Amounts utilised during the financial year	(7,637)	(1,973)	-	(26)	-	-
Carrying amount at 30 June 2006	69,359	6,389	1,681	6,879	7,597	429

	NOTES	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
20. NON-CURRENT LIABILITIES – INTEREST BEARING LOANS AND BORROWINGS					
Lease liabilities (secured)	34	259	206	-	-
Bank loans		87,311	71,301	-	-
Capitalised borrowing costs		(1,270)	(1,684)	-	-
Hire purchase liabilities (secured)		169	12	-	-
		86,469	69,835	-	-

21. NON-CURRENT LIABILITIES – DEFERRED TAX LIABILITIES

	CONSOLIDATED		PARENT ENTITY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
The balance comprises temporary differences attributable to:				
Amounts recognised in the income statement:				
Unrealised foreign exchange gain	188	1,690	-	711
Accrued billings	5,797	8,551	-	-
Work in progress accruals	11,434	3,290	-	-
Goodwill deductible for tax purposes	9,459	3,559	-	-
Trade name amortisation	8,050	8,575	-	-
	34,928	25,665	-	711
Amounts recognised directly in equity:				
Cash flow hedges	190	-	-	-
Share of reserves of partnership	47	-	-	-
	237	-	-	-
Net deferred tax liabilities	35,165	25,665	-	711
Balance at the beginning of the financial year	25,665	18,982	711	-
Foreign currency translation reserve	-	(41)	-	-
Charged/(credited) to the income statement	3,363	2,915	(711)	711
Goodwill deductible for tax purposes	5,900	3,559	-	-
Charged to equity	237	-	-	-
Acquisition of subsidiary	-	250	-	-
Balance at the end of the financial year	35,165	25,665	-	711

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000

22. NON CURRENT LIABILITIES – PROVISIONS

	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Employee benefits	36	6,916	2,869	-	-
Claims acquired on acquisition	35(B)	14,528	13,133	-	-
Deferred revenue		28,436	-	-	-
Deferred consideration	28(C)	10,773	-	-	-
		60,653	16,002	-	-

MOVEMENTS IN PROVISIONS

CONSOLIDATED	CLAIMS ACQUIRED ON ACQUISITION $'000	DEFERRED REVENUE $'000	DEFERRED CONSIDERATION $'000
Carrying amount at 1 July 2005	13,133	-	-
Additional provision	1,395	-	10,773
Transfer from billings in advance	-	28,436	-
Amounts utilised during the financial year	-	-	-
Carrying amount at 30 June 2006	14,528	28,436	10,773

23. ISSUED CAPITAL

	2006		2005	
	NUMBER OF SHARES	$'000	NUMBER OF SHARES	$'000
Ordinary shares, fully paid	204,950,598	327,103	204,950,598	332,517

(A) MOVEMENTS IN ORDINARY SHARES

	NUMBER OF SHARES 2006	$'000 2006	NUMBER OF SHARES 2005	$'000 2005
Balance at the beginning of the financial year	204,950,598	332,517	149,356,711	110,938
Issued during the financial year	-	-	55,593,887	227,935
Transaction costs, net of tax	-	-	-	(6,356)
Purchase of shares to satisfy performance rights	-	(7,622)	-	-
Tax effect of purchase of shares to satisfy performance rights	-	1,231	-	-
Transfer from performance rights reserve on purchase of shares	-	977	-	-
Balance at the end of the financial year	204,950,598	327,103	204,950,598	332,517

(B) TERMS AND CONDITIONS OF ISSUED CAPITAL

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of the winding up of the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

(C) SHARE OPTIONS

Options over ordinary shares

There are no unissued ordinary shares of WorleyParsons Limited under option as at the date of this report (2005: nil). No options have been granted during or since the end of the financial year.

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000
24. RESERVES AND RETAINED PROFITS					
Foreign currency translation reserve		(2,703)	(15,489)	-	-
Hedge reserve		572	(151)	-	-
Performance rights reserve		5,822	2,495	5,822	2,495
Reserves		3,691	(13,145)	5,822	2,495
Retained profits		142,993	67,422	70,779	52,937
		146,684	54,277	76,601	55,432

(A) FOREIGN CURRENCY TRANSLATION RESERVE

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations.

Balance at the beginning of the financial year	(15,489)	(6,079)	-	-
Gain/(loss) on translation of foreign controlled entities and associates	12,786	(9,410)	-	-
Balance at the end of the financial year	(2,703)	(15,489)	-	-

(B) HEDGE RESERVE

The hedge reserve is used to record gains or losses on hedging instruments in the cash flow hedges that are recognised directly in equity, as described in note 2(AC). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.

Balance at the beginning of the financial year	(151)	-	-	-
(Loss)/gain on foreign exchange hedges net of tax	(758)	209	-	-
Gain/(loss) on interest rate hedges, net of tax	753	(360)	-	-
Share of interest rate hedges recognised in associates	728	-	-	-
Balance at the end of the financial year	572	(151)	-	-

(C) PERFORMANCE RIGHTS RESERVE

The rights reserve is used to recognise the fair value of performance rights issued but not satisfied.

Balance at the beginning of the financial year	2,495	689	2,495	689
Performance rights expense	4,304	1,806	4,304	1,806
Transfer to issued capital on purchase of shares to satisfy performance rights	(977)	-	(977)	-
Balance at the end of the financial year	5,822	2,495	5,822	2,495

(D) RETAINED PROFITS

Balance at the beginning of the financial year		67,422	26,050	52,937	24,762
Profit attributable to members of WorleyParsons Limited		139,106	66,452	81,377	53,255
Dividends paid	27	(63,535)	(25,080)	(63,535)	(25,080)
Balance at the end of the financial year		142,993	67,422	70,779	52,937

25. MINORITY INTERESTS IN CONTROLLED ENTITIES

	CONSOLIDATED		PARENT ENTITY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
MINORITY INTERESTS IN CONTROLLED ENTITIES COMPRISE:				
Interest in:				
Issued capital	405	943	-	-
Reserves	-	(164)	-	-
Retained profits	1,071	2,860	-	-
	1,476	3,639	-	-

26. EARNINGS PER SHARE

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2006	12 MONTHS TO 30 JUNE 2005
Basic earnings per share (cents per share)	68.0	36.0
Net profit used as the numerator in calculating basic earnings per share ($'000)	139,106	66,452
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	204,558,651	184,492,081
Diluted earnings per share (cents per share)	67.9	35.9
Net profit used as the numerator in calculating diluted earnings per share ($'000)	139,106	66,452
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	204,950,598	184,884,058

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000

27. DIVIDENDS

(A) ORDINARY SHARES

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
Final ordinary dividend for the financial year ended 30 June 2004 of 6.5 cents per ordinary share paid on 30 September 2004*	-	9,708	-	9,708
Interim ordinary dividend for the financial year ended 30 June 2005 of 7.5 cents per ordinary share paid on 6 April 2005*	-	15,372	-	15,372
Final ordinary dividend for the financial year ended 30 June 2005 of 12.5 cents per ordinary share paid on 30 September 2005 *	25,619	-	25,619	-
Interim ordinary dividend for the financial year ended 30 June 2006 of 18.5 cents per ordinary share paid on 7 April 2006 #	37,916	-	37,916	-
Total dividends paid	63,535	25,080	63,535	25,080

* Fully franked dividend

\# Partly franked dividend

Since the end of the financial year, the directors have declared a final dividend of 22.5 cents per fully paid ordinary share, partly franked based on tax paid at 30%. In accordance with Accounting Standard AASB 137 "Provisions, Contingent Liabilities and Contingent Assets", the aggregate amount of the proposed final dividend of $46.1 million is not recognised as a liability as at 30 June 2006.

(B) FRANKING CREDIT BALANCE

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
Franking credits available for subsequent financial years based on a tax rate of 30%	6,721	14,644	6,721	14,644

The above amounts represent the balance of the franking account at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(d) franking credits that may be prevented from being distributed in subsequent financial years.

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of controlled entities were paid as dividends.

28. INVESTMENTS IN CONTROLLED ENTITIES

(A) WORLEYPARSONS LIMITED ACCOUNTS INCLUDE A CONSOLIDATION OF THE FOLLOWING ENTITIES:

			BENEFICIAL INTEREST HELD BY CONSOLIDATED ENTITY		COST OF PARENT ENTITY'S INVESTMENT	
ENTITY	NOTES	COUNTRY OF INCORPORATION	2006 %	2005 %	2006 $'000	2005 $'000
Engineering Securities Pty Limited atf The Worley Limited Trust		Australia	100	100	94,660	94,660
A.C.N. 009 009 643 Pty Limited	(1)	Australia	100	100	-	-
A.C.N. 009 265 927 Pty Limited	(1), (a)	Australia	100	100	-	-
Australian Biodiesel Pty Limited	(1)	Australia	51	51	-	-
BRW Power Generation (Esperance) Pty Limited		Australia	75	75	-	-
Cadskills Pte Limited		Singapore	100	100	-	-
Clyde WorleyParsons Pte Limited		Singapore	-	100	-	-
CTR Solutions Pty Limited	(1)	Australia	100	100	-	-
Damit WorleyParsons Engineering Sdn Bhd		Brunei	70	70	-	-
EFC Capital Limited	(5)	Cyprus	100	-	-	-
EnergySkills Recruitment (Thailand) Limited		Thailand	100	100	-	-
Exmouth Power Station Pty Limited		Australia	100	100	-	-
Fraser Worley Pty Limited	(1)	Australia	100	100	-	-
Gilbert/Commonwealth, Inc		USA	100	100	-	-
HGE Inc	(6)	USA	100	-	-	-
Holbourn Pty Limited atf The WorleyParsons Limited Plans Trust		Australia	100	100	-	-
Jones & Jones Engineering Design Pty Limited		Australia	100	51	-	-
Komex (Cyprus) Limited	(5)	Cyprus	100	-	-	-
Komex Egypt Limited	(5)	Egypt	100	-	-	-
Komex Environmental (Ireland) Limited	(5)	Ireland	100	-	-	-
Komex Iberica Ambiental S.L	(5)	Spain	100	-	-	-
Maison Parsons E&C (Beijing) Engineering & Technology Co Limited	(3)	People's Republic of China	75	75	-	-
Mar WorleyParsons, S.A. de C.V.		Mexico	55	-	-	-
Maxview Engineering Limited	(3)	Hong Kong	100	100	-	-
MEG Plus Limited		Canada	100	50	-	-
Pars Worley Qeshm Limited		Iran	60	60	-	-
Parsons E&C Bulgaria Limited		Bulgaria	100	100	-	-
Parsons E&C Construction Services Inc		USA	100	100	-	-
Parsons E&C de Mexico SA de CV		Mexico	100	100	-	-
Parsons Energy & Chemicals Group Limited		Cayman Islands	100	100	-	-
Parsons Group International Zagreb d.o.o	(1)	Croatia	100	100	-	-
Parsons Power Group Inc		USA	100	100	-	-

			BENEFICIAL INTEREST HELD BY CONSOLIDATED ENTITY		COST OF PARENT ENTITY'S INVESTMENT	
ENTITY	NOTES	COUNTRY OF INCORPORATION	2006 %	2005 %	2006 $'000	2005 $'000
Parsons Proceso y Asociados SA	(1)	Columbia	71	71	-	-
Parsons Tecnica de Venezuela, CA		Venezuela	100	100	-	-
PCT Pollution Control Technology Limited	(5)	Canada	100	-	-	-
Pollution Control Technologies Inc	(5)	United States	100	-	-	-
Pollution Control Technologies Limited	(5)	United Kingdom	100	-	-	-
PT Ceria Worley		Indonesia	100	87.5	-	-
Sinn Phan Thavee Co Limited		Thailand	100	100	-	-
SIP Engineering Corporation		USA	100	100	-	-
SolarRem Corporation	(5)	USA	100	-	-	-
Source Personnel Pty Limited		Australia	100	100	-	-
Worley & Partners Engineering Consultancy LLC		Oman	60	60	-	-
Worley Astron Pty Limited		Australia	100	100	-	-
Worley International Inc		USA	100	100	-	-
Worley No 2 Pty Limited	(4)	Australia	100	100	-	-
Worley SAFF Qeshm Limited		Iran	60	60	-	-
Worley SPV1 Pty Limited		Australia	100	100	-	-
Worley SPV2 Pty Limited		Australia	100	100	-	-
Worley UK Finance Pty Limited		Australia	100	100	-	-
Worley US Finance Pty Limited		Australia	100	100	-	-
WorleyParsons (AES) Pte Limited		Singapore	100	-	-	-
WorleyParsons (DRPL) Pte Limited	(b)	Singapore	100	100	-	-
WorleyParsons (Thailand) Limited		Thailand	100	100	-	-
WorleyParsons Australia Inc	(c)	USA	100	100	-	-
WorleyParsons Canada Finance Pty Limited		Australia	100	-	-	-
WorleyParsons Canada Limited		Canada	100	-	-	-
WorleyParsons Construction Services of Louisiana Inc	(d)	USA	100	100	-	-
WorleyParsons Constructors Inc	(e)	USA	100	100	-	-
WorleyParsons Corporation	(f)	USA	100	100	-	-
WorleyParsons Developments Pty Limited		Australia	100	100	*	*
WorleyParsons do Brasil Engenharia Ltda	(g)	Brazil	100	100	-	-
WorleyParsons E&C of Canada Limited	(h)	Canada	100	100	-	-
WorleyParsons EAMES Holdings Limited		United Kingdom	100	100	-	-
WorleyParsons Egypt Ltd	(i)	Egypt	100	100	-	-
WorleyParsons Energy Services Company	(j)	USA	100	100	-	-
WorleyParsons Energy Services LLC		USA	100	100	-	-

			BENEFICIAL INTEREST HELD BY CONSOLIDATED ENTITY		COST OF PARENT ENTITY'S INVESTMENT	
ENTITY	NOTES	COUNTRY OF INCORPORATION	2006 %	2005 %	2006 $'000	2005 $'000
WorleyParsons Engineering (India) Pvt Limited	(k)	India	100	100	-	-
WorleyParsons Engineering Pty Limited	(4)	Australia	100	100	-	-
WorleyParsons Engineers Limited	(l)	Cayman Islands	100	100	-	-
WorleyParsons Europe Limited	(m)	United Kingdom	100	100	-	-
WorleyParsons Financial Services Pty Limited	(4)	Australia	100	100	160,179	160,179
WorleyParsons GPX Pty Limited	(2)	Australia	-	50.1	-	-
WorleyParsons Group Inc	(n)	USA	100	100	-	-
WorleyParsons Gulf Coast Services Inc	(o)	USA	100	100	-	-
WorleyParsons HK Limited		Hong Kong	100	100	-	-
WorleyParsons Holding Pty Limited atf the WP Holding Trust		Australia	100	100	-	-
WorleyParsons Infrastructure (M) Sdn Bhd	(p)	Malaysia	100	100	-	-
WorleyParsons Infrastructure Holdings Pty Limited		Australia	100	-	-	-
WorleyParsons International	(q)	USA	100	100	-	-
WorleyParsons International Inc	(r)	USA	100	100	-	-
WorleyParsons International Infrastructure Pty Limited		Australia	100	100	-	-
WorleyParsons Kazakhstan LLP	(3), (s)	Republic of Kazakhstan	100	100	-	-
WorleyParsons Komex Inc	(5)	USA	100	-	-	-
WorleyParsons Komex Limited	(5)	United Kingdom	100	-	-	-
WorleyParsons Limitada		Chile	100	-	-	-
WorleyParsons Malta Holdings Limited		Malta	100	-	-	-
WorleyParsons Malta Limited		Malta	100	-	-	-
WorleyParsons MEG Limited	(7)	Canada	-	50	-	-
WorleyParsons Momin Sdn Bhd		Brunei	80	80	-	-
WorleyParsons of North Carolina Inc	(1), (t)	USA	100	100	-	-
WorleyParsons of Virginia Inc	(1), (u)	USA	100	100	-	-
WorleyParsons Oman Engineering LLC	(v)	Oman	51	51	-	-
WorleyParsons Philippines Inc		Philippines	100	-	-	-
WorleyParsons Pte Limited		Singapore	100	100	-	-
WorleyParsons Qatar WLL		Qatar	100	100	-	-
WorleyParsons Risk Management Limited		Bermuda	100	-	-	-
WorleyParsons Sdn Bhd		Malaysia	100	100	-	-
WorleyParsons SEA Pty Limited		Australia	100	100	-	-
WorleyParsons Services Inc	(w)	USA	100	100	-	-
WorleyParsons Services Pty Limited	(4)	Australia	100	100	-	-

			BENEFICIAL INTEREST HELD BY CONSOLIDATED ENTITY		COST OF PARENT ENTITY'S INVESTMENT	
ENTITY	NOTES	COUNTRY OF INCORPORATION	2006 %	2005 %	2006 $'000	2005 $'000
WorleyParsons Singapore Holding Pte Limited		Singapore	100	100	-	-
WorleyParsons South America Holdings Limited		Australia	100	-	-	-
WorleyParsons South Carolina Inc *	(1), (x)	USA	100	100	-	-
WorleyParsons SRM Sdn Bhd		Malaysia	100	100	-	-
WorleyParsons Technologies Pty Limited		Australia	100	100	-	-
WorleyParsons Trinidad Limited		Trinidad	100	100	-	-
WorleyParsons US Holding Corporation	(y)	USA	100	100	-	-
WorleyParsons West Inc	(z)	USA	100	100	-	-
WP Infrastructure Developments Pty Limited		Australia	100	100	-	-
WP Management Pty Limited atf The WP Management Trust		Australia	100	100	-	-
WPES International LLC		USA	100	100	-	-
WPES Tecnica de Venezuela CA		Venezuela	100	100	-	-
					254,839	254,839

* Investment less than $500.

(a) Previously named Worley Infrastructure Pty Limited.

(b) Previously named Development Resources Pte Limited.

(c) Previously named Parsons E&C Australia Inc.

(d) Previously named Parsons Constructors Construction Services of Louisiana Inc.

(e) Previously named Parsons E&C Constructors Inc.

(f) Previously named Parsons E&C Corporation.

(g) Previously named Parsons E&C do Brasil Engenharia Ltda.

(h) Previously named Parsons E&C of Canada Limited.

(i) Previously named Parsons E&C Egypt Limited.

(j) Previously named Parsons Energy Services Company.

(k) Previously named Worley Engineering (India) Pvt Limited.

(l) Previously named Parsons Engineers Limited.

(m) Previously named Parsons E&C Europe Limited.

(n) Previously named Parsons Energy & Chemicals Group Inc.

(o) Previously named Parsons Gulf Coast Services Inc.

(p) Previously named Fraser Worley (M) Sdn Bhd.

(q) Previously named Parsons International.

(r) Previously named Parsons E&C International Inc.

(s) Previously named Parsons E&C Kazakhstan LLP.

(t) Previously named Parsons E&C of North Carolina Inc.

(u) Previously named Parsons E&C of Virginia Inc.

(v) Previously named Parsons Group Oman Engineering LLC.

(w) Previously named Parsons E&C Services Inc.

(x) Previously named Parsons E&C South Carolina Inc.

(y) Previously named Apollo Corporation.

(z) Previously named Parsons Energy & Chemicals West Inc.

(1) Dormant company.

(2) Divested during the financial year.

(3) Balance date is 31 December.

(4) Entities subject to Class Order relief.

(5) Entities acquired as part of Komex Environmental Limited group.

(6) Entity acquired as part of HGE acquisition.

(7) Amalgamated into WorleyParsons Canada Limited.

28. INVESTMENTS IN CONTROLLED ENTITIES

Pursuant to Class Order 98/1418, relief has been granted to WorleyParsons Services Pty Limited, Worley No 2 Pty Limited, WorleyParsons Engineering Pty Limited and WorleyParsons Financial Services Pty Limited from the *Corporations Act 2001* requirements for preparation, audit and lodgement of their financial reports. As a condition of the Class Order, WorleyParsons Limited together with the parties noted entered into a Deed of Cross Guarantee on 26 May 2003. The effect of the deed is that WorleyParsons Limited has guaranteed to pay any deficiency in the event of winding up of the abovementioned controlled entities. The controlled entities have also given a similar guarantee in the event that WorleyParsons Limited is wound up. The consolidated income statement and balance sheet of the entities which are parties to the Deed of Cross Guarantee and the Worley Limited Trust ("Closed Group") are as follows:

(B) CLOSED GROUP

	CLOSED GROUP	
	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
INCOME STATEMENT		
Profit before income tax expense	109,177	44,933
Income tax expense	(10,354)	(9,244)
Profit after tax from continuing operations	98,823	35,689
Profit attributable to members of WorleyParsons Limited	98,823	35,689
Retained profits at the beginning of the financial year	25,637	15,028
Dividends paid	(63,535)	(25,080)
Retained profits at the end of the financial year	60,925	25,637

	CLOSED GROUP	
	30 JUNE 2006 $'000	30 JUNE 2005 $'000
BALANCE SHEET		
ASSETS		
Current assets		
Cash and cash equivalents	20,511	27,693
Trade and other receivables	166,068	135,592
Inventories	59,740	16,329
Other financial assets	3,809	1,258
Total current assets	250,128	180,872
Non current assets		
Investments in associates	8,786	12,080
Other financial assets	210,575	184,164
Property, plant and equipment	5,467	4,171
Intangible assets	55,712	49,369
Deferred tax assets	17,769	6,537
Other	1,289	11,789
Total non current assets	299,598	286,110
TOTAL ASSETS	549,726	448,982
LIABILITIES		
Current liabilities		
Trade and other payables	76,477	56,388
Interest bearing loans and borrowings	35,167	103
Income tax payable	729	1,161
Provisions	21,457	18,329
Total current liabilities	133,830	75,981
Non current liabilities		
Interest bearing loans and borrowings	18	130
Deferred tax liabilities	16,286	9,792
Provisions	6,218	2,765
Total non current liabilities	22,522	12,687
TOTAL LIABILITIES	156,352	88,668
NET ASSETS	393,374	360,314
EQUITY		
Issued capital	327,103	332,517
Reserves	5,346	2,160
Retained profits	60,925	25,637
TOTAL EQUITY	393,374	360,314

(C) ACQUISITION OF CONTROLLED ENTITIES

Effective 1 August 2005, a wholly owned subsidiary of WorleyParsons Limited, acquired the remaining 50% interest of WorleyParsons MEG Limited ("MEG") for a total consideration of $17.8 million and gained effective control at that date. From the date of acquisition to 30 June 2006, the incremental net profit after tax to the Group resulting from the increase in ownership percentage was $1.6 million. The deferred consideration of $7.7 million is payable in two equal cash instalments due on the first and second anniversaries of the acquisition.

Effective 1 September 2005, wholly owned subsidiaries of WorleyParsons Limited, acquired 100% of Canadian minerals and metals company HG Engineering Limited ("HGE") for a total consideration of $16.2 million. HGE is an engineering and project management business with operations in Toronto, Canada and Dallas, Texas. HGE reported revenues of approximately C$14.2 million in the previous year and has around 140 employees. From the date of acquisition to 30 June 2006, HGE contributed $2.3 million to the net profit after tax of the Group. The deferred consideration of $6.1 million is payable in two equal cash instalments due on the first and second anniversaries of the acquisition.

On 1 January 2006, WorleyParsons (Canada) Limited, a wholly owned subsidiary of WorleyParsons Limited, acquired 100% of Komex Environmental Limited ("Komex") for a total consideration of $35.2 million. Komex is a Calgary based group that provides a range of services including water resource engineering and specialist geotechnical and environmental consulting and engineering to the resources and energy sector. From the date of acquisition to 30 June 2006, Komex has contributed $2.7 million to the net profit after tax of the Group. Komex employs approximately 420 staff and has operations in Canada, the USA and Europe.

During the year, wholly owned subsidiaries of WorleyParsons Limited increased their ownership in PT Ceria Worley from 85% to 100%, in Parsons E&C United Limited from 50% to 100% and in Jones and Jones Engineering Design Pty Limited from 51% to 100%. The total amount of cash paid in relation to the acquisition of controlled entities during the year was $61.5 million.

If these business combinations had taken place at 1 July 2005, the profit after tax for the Group would have been $144.4 million and the revenue from continuing operations would have been $2,441 million.

The fair value of the identifiable net assets acquired is as follows:

	MEG ACQUISITION $'000	HGE ACQUISITION $'000	KOMEX ACQUISITION $'000
ASSETS			
Cash and cash equivalents	1,194	955	4,351
Trade and other receivables	11,626	6,889	16,436
Inventories	642	-	3,068
Prepayments	319	92	585
Other financial assets	286	3	66
Property, plant and equipment	1,810	550	3,615
Total assets	15,877	8,489	28,121
LIABILITIES			
Trade and other payables	9,650	5,388	11,631
Income tax payable	575	430	1,365
Interest bearing loans and borrowings	-	-	344
Provisions	-	243	325
Total liabilities	10,225	6,061	13,665
Net assets	5,652	2,428	14,456
Existing investment accounted for using the equity method	(5,143)	-	-
Goodwill arising on acquisition	17,249	13,732	20,750
Total consideration paid	17,758	16,160	35,206
Consideration:			
Cash consideration	9,987	9,894	35,177
Deferred consideration	7,682	6,108	-
Costs associated with the acquisition	89	158	29
Total consideration paid	17,758	16,160	35,206
Net cash effect:			
Cash consideration (including costs) paid	(10,076)	(10,052)	(35,206)
Cash included in net assets acquired	1,194	955	4,351
Net cash outflow	(8,882)	(9,097)	(30,855)

29. INVESTMENTS IN ASSOCIATES

(A) DETAILS OF INVESTMENTS IN ASSOCIATES ARE AS FOLLOWS:

		OWNERSHIP INTEREST CONSOLIDATED		CARRYING VALUE CONSOLIDATED	
ENTITY	PRINCIPAL ACTIVITY	2006 %	2005 %	2006 $'000	2005 $'000
Beijing MaisonWorleyParsons Engineering & Technology Co Limited[2(a)]	Hydrocarbons	50	50	7,197	5,665
Burns & Roe Worley Pty Limited	Power and water	50	50	3,603	4,562
Clyde-WorleyParsons Pte Limited	Minerals and Metals	50	100	-	-
DeltaAfrik Engineering Limited	Hydrocarbons	49	49	-	-
Esperance Power Station Pty Limited	Power	43.75	43.75	4,442	4,071
Esperance Pipeline Company Pty Limited	Power	43.75	43.75	5,855	5,090
Gazneft Engineering LLC[2]	Hydrocarbons	50	-	773	-
GCR Limited	Power	49	49	-	-
I&E Systems Pty Limited	Technology	50	50	1,374	625
Inepar LLC[(b)]	Dormant	-	50	-	-
John Thompson Engineering Pty Limited	Power	50	50	-	-
KDPC Limited	Hydrocarbons	50	50	-	-
MEG Plus Limited[(c)]	Hydrocarbons	-	50	-	-
NWKC LLC	Hydrocarbons	50	50	590	574
Pacific Waterworks LLC[(e)]	Infrastructure	50	-	-	-
Parsons E&C United Limited[(c)]	Hydrocarbons	-	50	-	1,016
Petrocon Arabia Co Limited[2]	Hydrocarbons	50	50	6,308	5,330
Perunding Ranhill Worley Sdn Bhd	Hydrocarbons	50	50	825	766
PFD International LLC	Hydrocarbons	50	50	4,254	1,696
PFD (UK) Limited	Hydrocarbons	50	50	-	-
Protek Engineers Sdn Bhd	Hydrocarbons	49	49	315	254
Ranhill Worley Engineering Sdn Bhd	Hydrocarbons	40	40	85	81
Ranhill WorleyParsons Sdn Bhd	Hydrocarbons	49	49	5,132	4,012
Sakhneftegaz Engineering[2]	Hydrocarbons	49	-	76	-
Transfield Worley Limited[3]	Hydrocarbons	50	50	4,289	3,387
Worley ABB Procurement Pty Limited	Procurement	50	50	-	-
Worley Arabia Co Limited[2]	Hydrocarbons	50	50	1,180	693
Worley Maunsell Pty Limited	Dormant	50	50	-	-
WorleyParsons Kuwait WLL[(d)]	Hydrocarbons	49	49	38	37
WorleyParsons MEG Limited[1(c)]	Hydrocarbons	-	50	-	4,934
				46,336	42,793

[1] Balance date is 31 July.
[2] Balance date is 31 December.
[3] Balance date is 31 March.
(a) Previously named Maison Worley Chemical Engineering Technology Co Limited.
(b) Liquidated during the financial year.
(c) Acquired control during the financial year.
(d) Previously named Parsons E&C Kuwait WLL.
(e) Interest acquired as part of Komex Environmental Limited group.

	CONSOLIDATED	
	2006 $'000	2005 $'000
(B) CARRYING AMOUNT OF INVESTMENTS IN ASSOCIATES		
Carrying amount at the beginning of the financial year	42,793	27,791
Addition of new investments	797	12,836
Capital repayment	(469)	-
Change in accounting from associates to controlled entities	(5,328)	(2,545)
	37,793	38,082
Net profits of associates	10,951	12,263
Less dividends received	(3,210)	(6,455)
Movement in hedge reserves of associates	727	-
Movement in foreign currency translation reserve of associates	75	(1,097)
Carrying amount at the end of the financial year	46,336	42,793
(C) NET PROFITS ATTRIBUTABLE TO ASSOCIATES		
Operating profits before income tax expense	18,454	15,489
Income tax expense	(5,588)	(3,226)
Share of profits of associates accounted for using the equity method	12,866	12,263
Capitalised losses relating to operations with a subsidiary	(1,915)	-
Net profits of associates	10,951	12,263
(D) RESERVES ATTRIBUTABLE TO ASSOCIATES		
(I) FOREIGN CURRENCY TRANSLATION RESERVE		
Balance at the beginning of the financial year	(2,300)	(1,203)
Effect of increase/(decrease) in reserve during the financial year	75	(1,097)
Balance at the end of the financial year	(2,225)	(2,300)
(II) RETAINED PROFITS		
Balance at the beginning of the financial year	17,009	11,201
Share of net profits of associates	10,951	12,263
Dividends received from associates	(3,210)	(6,455)
Balance at the end of the financial year	24,750	17,009
(E) SHARE OF ASSOCIATES' CONTINGENT LIABILITIES		
Performance related guarantees issued	5,377	7,633
(F) SHARE OF ASSOCIATES' EXPENDITURE COMMITMENTS		
Operating lease commitments	6,432	7,396
Finance lease commitments	13,849	9,107
Capital expenditure commitments	380	87
Other commitments*	7,695	7,512
	28,356	24,102

* Relates to expenditure commitments for the Esperance Energy Project.

	CONSOLIDATED 2006 $'000	2005 $'000
(G) SUMMARY OF THE FINANCIAL POSITION OF ASSOCIATES		
The consolidated entity's share of aggregate assets and liabilities of associates is:		
Current assets	151,107	74,845
Non current assets	42,064	41,592
Current liabilities	(125,897)	(55,119)
Non current liabilities	(26,976)	(26,612)
Net assets	40,298	34,706
Unamortised goodwill at the end of the financial year	6,038	8,087
Carrying amount at the end of the financial year	46,336	42,793

30. INTERESTS IN JOINT VENTURES

Controlled entities have entered into the following joint venture operations:

JOINT VENTURE ENTITY	PRINCIPAL ACTIVITY	OWNERSHIP INTEREST CONSOLIDATED 2006 %	2005 %
APE Joint Venture	Hydrocarbons	50	50
EOS Joint Venture	Hydrocarbons	50	50
Foster Wheeler Energy WorleyParsons Joint Venture (Browse LNG)	Hydrocarbons	50	-
Foster Wheeler WorleyParsons (BPV) Joint Venture	Hydrocarbons	50	-
Foster Wheeler WorleyParsons (LNG Phase V) Joint Venture	Hydrocarbons	25	25
FWP Joint Venture[1]	Hydrocarbons	50	-
G*UB*MK Constructors Joint Venture	Power	34	34
Iraq Power Alliance Joint Venture	Power	50	-
MG Joint Venture	Minerals and Metals	50	50
Parsons Iraq Joint Venture	Hydrocarbons	85	85
Transfield Worley Joint Venture	Hydrocarbons	50	50
Transfield Worley TRAGS Joint Venture	Hydrocarbons	27.5	27.5
Worley ABB Joint Venture[2]	Hydrocarbons	-	50
Worley Dome Joint Venture	Hydrocarbons	51	51
Worley Maunsell Joint Venture	Minerals and Metals	50	50
Komex/Hazco Grande Prairie Joint Venture	Infrastructure	50	-

[1] Balance date is 31 December.

[2] Closed.

The consolidated entity's interests in the assets employed in the joint ventures are included in the consolidated balance sheet under the following classifications:

	CONSOLIDATED	
	2006 $'000	2005 $'000
ASSETS		
Current assets		
Cash and cash equivalents	7,734	8,903
Trade and other receivables	34,756	34,601
Inventories	34,069	26,480
Other financial assets	169	275
Total current assets	76,728	70,259
Non-current assets		
Plant and equipment	98	136
Other non current assets	81	83
Total non-current assets	179	219
TOTAL ASSETS	76,907	70,478
LIABILITIES		
Current liabilities		
Trade and other payables	40,889	40,393
Provisions	4,060	2,676
Total current liabilities	44,949	43,069
Non-current liabilities		
Other	414	452
Total non-current liabilities	414	452
TOTAL LIABILITIES	45,363	43,521
NET ASSETS	31,544	26,957

31. FINANCING ARRANGEMENTS

The consolidated entity had unrestricted access at balance date to the following lines of credit:

	CONSOLIDATED		PARENT ENTITY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
SECURED FACILITIES				
Total facilities available:				
Loan facilities	28,079	28,079	-	-
Overdraft facilities	-	1,248	-	-
Bank guarantees and letters of credit	-	-	-	-
	28,079	29,327	-	-
Facilities utilised at balance date:				
Loan facilities	20,089	5,443	-	-
Overdraft facilities	-	333	-	-
Bank guarantees and letters of credit	-	-	-	-
	20,089	5,776	-	-
Facilities not utilised at balance date:				
Loan facilities	7,990	22,636	-	-
Overdraft facilities	-	915	-	-
Bank guarantees and letters of credit	-	-	-	-
	7,990	23,551	-	-
UNSECURED FACILITIES				
Total facilities available:				
Loan facilities	238,595	204,171	209,239	204,171
Overdraft facilities	12,723	9,742	5,000	5,500
Bank guarantees and letters of credit	186,739	135,830	137,696	131,548
	438,057	349,743	351,935	341,219
Facilities utilised at balance date:				
Loan facilities	104,278	65,857	104,278	-
Overdraft facilities	7,929	2,551	-	-
Bank guarantees and letters of credit	101,288	76,563	87,397	-
	213,495	144,971	191,675	-
Facilities not utilised at balance date:				
Loan facilities	134,317	138,314	104,961	204,171
Overdraft facilities	4,794	7,191	5,000	5,500
Bank guarantees and letters of credit	85,451	59,267	50,299	131,548
	224,562	204,772	160,260	341,219

SECURED FACILITIES

Financing facilities of WorleyParsons are now largely unsecured. The secured loan facility relates to the Exmouth Power Project which is secured by fixed and floating charges over the assets of the Exmouth Power Station Pty Limited, 100% owned by a wholly owned subsidiary of WorleyParsons.

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
32. NON CASH FINANCING ACTIVITIES				
Acquisition of plant and equipment by means of finance leases	392	-	-	-

	NOTES	CONSOLIDATED 12 MONTHS TO 30 JUNE 2006 $'000	CONSOLIDATED 12 MONTHS TO 30 JUNE 2005 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2006 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2005 $'000

33. NOTES TO THE CASH FLOW STATEMENT

Reconciliation of profit after tax to net cash inflow from continuing operations:

	NOTES	CONSOLIDATED 12 MONTHS TO 30 JUNE 2006 $'000	CONSOLIDATED 12 MONTHS TO 30 JUNE 2005 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2006 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2005 $'000
Profit after tax from continuing operations		141,742	68,705	81,377	53,255
NON CASH ITEMS					
Depreciation of non current assets	4	12,676	8,387	-	-
Amortisation of non current assets		5,300	6,235	-	-
Amortisation of deferred expenditure		471	104	-	-
Performance rights expense		7,109	2,915	-	-
Dividends received from associates	29(B)	3,210	6,455	-	-
Net loss on disposal of property, plant and equipment	4	41	101	-	-
Net loss on sale of investments		197	-	-	-
Net loss on write-down of investments		3,150	-	-	-
Provisions for losses in controlled entities		(552)	-	-	-
Provisions for loans to controlled entities		620	-	-	-
Net profits attributable to associates	29(C)	(12,866)	(12,263)	-	-
Impairment of assets	4	1,915	-	-	-
Net gain on foreign exchange		-	-	1,820	(2,370)
Finance charges on capitalised leases	4	46	33	-	-
Cash flow adjusted for non cash items		163,059	80,672	83,197	50,885
CHANGES IN ASSETS AND LIABILITIES ADJUSTED FOR EFFECTS OF PURCHASE OF CONTROLLED ENTITIES DURING THE FINANCIAL YEAR					
(Increase)/decrease in trade and other receivables		(64,642)	(34,177)	(10,263)	(13,888)
Increase in prepayments		(8,643)	(3,741)	-	-
(Increase)/decrease in other non current assets		(4,087)	158	-	-
Increase in inventories		(80,364)	(9,578)	-	-
(Increase)/decrease in deferred tax assets		(16,627)	(1,802)	363	(1,629)
Increase/(decrease) in trade and other payables		73,714	54,155	(1,828)	(6)
(Decrease)/increase in billings in advance		(28,558)	6,772	-	-
Increase/(decrease) in income tax payable		6,047	(5,124)	4,835	(196)
Increase in other provisions		65,127	27,093	-	-
Increase/(decrease) in other creditors and accruals		3,001	(35,020)	-	-
Increase in deferred tax liabilities		13,577	3,165	(711)	711
Exchange rate movement on opening balances		1,675	5,641	-	2,370
(Decrease)/increase in issued capital		(7,622)	2,914	(7,622)	2,914
Net cash inflow from operating activities		115,657	91,128	67,971	41,161

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000

34. COMMITMENTS FOR EXPENDITURE

(A) OPERATING LEASES

Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:					
Within one year		49,127	38,678	-	-
Later than one year and not later than five years		134,834	86,309	-	-
Later than five years		41,611	21,755	-	-
Commitments not recognised in the financial statements		225,572	146,742	-	-

(B) FINANCE LEASES

Commitments in relation to finance leases are payable as follows:					
Within one year		463	213	-	-
Later than one year and not later than five years		449	218	-	-
Minimum lease payments		912	431	-	-
Less: future finance charges		(35)	(24)	-	-
Total lease liabilities		877	407	-	-
Representing lease liabilities:					
Current	17	261	201	-	-
Non-current	20	259	206	-	-
Total lease liabilities		520	407	-	-

(C) CAPITAL EXPENDITURE COMMITMENTS

Estimated capital expenditure contracted for at reporting date but not provided for payable as follows:					
Within one year		68	18,065	-	-
Later than one year and not later than five years		-	161	-	-
		68	18,226	-	-

35. CONTINGENT LIABILITIES

(A) GUARANTEES

The consolidated entity is, in the normal course of business, required to provide guarantees and letters of credit on behalf of controlled entities, associates and related parties in respect of their contractual performance related obligations.

These guarantees and indemnities only give rise to a liability where the entity concerned fails to perform its contractual obligations.

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
Bank guarantees outstanding at balance date in respect of financing facilities	1,600	5,349	-	-
Bank guarantees outstanding at balance date in respect of contractual performance	99,688	71,214	-	-
	101,288	76,563	-	-

The consolidated entity is subject to various actual and pending claims arising in the normal course of business. The directors are of the view that the consolidated entity is adequately provided in respect of these claims.

(B) ASBESTOS

Certain members of Parsons E&C Group and other subsidiaries of Parsons Corporation, have been, and continue to be, the subject of litigation relating to the handling of, or exposure to, asbestos.

Based on its due diligence investigations during the acquisition of Parsons E&C Corporation from Parsons Corporation, including an analysis of available insurance coverage, and in light of the continuation and extension of the existing indemnity and asbestos claims administration arrangements between Parsons Corporation and Parsons E&C Corporation, WorleyParsons is not aware of any circumstance that is likely to lead to a material residual contingent exposure for WorleyParsons in respect of asbestos liabilities.

36. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

	NOTES	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
EMPLOYEE BENEFITS					
The aggregate employee benefits liability, including on-costs is comprised of:					
Provisions (current)	19	54,481	47,526	-	-
Provisions (non current)	22	6,916	2,869	-	-
		61,397	50,395	-	-
EMPLOYEE NUMBERS					
Number of employees as at 30 June		14,310	12,000	-	-

36. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

SUPERANNUATION COMMITMENTS

The consolidated entity does not operate a superannuation fund. The consolidated entity contributes to various superannuation funds at the statutory superannuation guarantee rate.

EXECUTIVE PERFORMANCE RIGHTS

On 30 November 2005, a total of 1,139,483 performance rights with a fair value of $10.6 million were granted to employees of the consolidated entity with annual vesting periods over three years. In line with the vesting periods, the fair value of the performance rights at inception is being amortised over three years on a straight line basis. The fair value of the rights issued has been determined using an appropriate pricing model that takes into account the vesting and performance criteria of the performance right. 653,552 rights were exercised during the financial year ended 30 June 2006 and 64,732 rights lapsed. No performance rights were eligible for exercise during the financial year ended 30 June 2005.

37. DIRECTOR AND EXECUTIVE DISCLOSURES

(A) DIRECTORS

The names of persons who were directors of WorleyParsons Limited at any time during the financial year were as follows:

Ron McNeilly (Chairman)

Grahame Campbell

Erich Fraunschiel

John Green

John Grill (Chief Executive Officer)

Eric Gwee

William Hall

David Housego

REMUNERATION PAID AND OTHER SPECIFIC DISCLOSURES

DETAILS OF REMUNERATION

Details of the remuneration paid to key management personnel of the Company and the Group during the financial years ended 30 June 2006 and 2005 are set out in the following table.

		PRIMARY BENEFITS			POST EMPLOYMENT		SHARE-BASED PAYMENTS	TOTAL
		SALARY AND FEES $	STI / CASH BONUS[1] $	NON MONETARY BENEFITS[2] $	STATUTORY SUPER-ANNUATION $	OTHER[3] $	PERFORMANCE RIGHTS PLAN[4] $	$
EXECUTIVE DIRECTORS								
John Grill								
CEO	FY2006	833,723	599,850	-	12,186	87,476	404,102	1,937,337
	FY2005	680,929	1,529,439	-	11,644	87,476	225,384	2,534,872
William Hall								
Managing Director	FY2006	655,979	557,089	50,976	14,726	36,815	449,923	1,765,508
	FY2005	375,149	359,374	32,148	8,355	16,162	39,080	830,268
David Housego								
Chief Financial Officer	FY2006	430,637	179,775	-	12,186	28,869	177,349	828,816
	FY2005	329,713	485,370	-	11,067	26,100	96,131	948,381
Sub total	FY2006	1,920,339	1,336,714	50,976	39,098	153,160	1,031,374	4,531,661
	FY2005	1,385,791	2,374,183	32,148	31,066	129,738	360,595	4,313,521
KEY MANAGEMENT PERSONNEL								
David Baughen								
Managing Director	FY2006	476,793	148,683	27,070	73,903	-	102,701	829,150
	FY2005	307,065	69,358	11,316	23,966	36,511	12,642	460,858
Peter Meurs								
Managing Director	FY2006	352,914	148,320	6,194	12,186	24,594	163,962	708,170
	FY2005	328,504	273,000	-	11,639	23,903	92,011	729,057
Jeffrey Osborne								
Senior Vice President	FY2006	372,569	249,577	38,336	15,184	8,474	217,780	901,920
	FY2005	216,118	153,112	25,045	8,355	3,556	19,298	425,484
Edward Pagano								
President	FY2006	352,086	141,514	29,444	15,136	6,426	205,304	749,910
	FY2005	203,886	73,229	16,385	8,355	2,586	15,171	319,612
Iain Ross								
Managing Director	FY2006	464,603	192,375	-	12,186	-	167,787	836,951
	FY2005	432,161	285,852	-	11,644	-	93,969	823,626
Andrew Wood								
Managing Director	FY2006	399,353	154,980	-	12,186	-	165,830	732,349
	FY2005	370,716	501,150	-	11,559	-	94,603	978,028
Sub total	FY2006	2,418,318	1,035,449	101,044	140,781	39,494	1,023,364	4,758,450
	FY2005	1,858,450	1,355,701	52,746	75,518	66,556	327,694	3,736,665
Grand total	FY2006	4,338,657	2,372,163	152,020	179,879	192,654	2,054,738	9,290,111
	FY2005	3,244,241	3,729,884	84,894	106,584	196,294	688,289	8,050,186

1 The minimum value of the STI is nil. The maximum value is as shown above.

2 "Non monetary benefits" includes benefits such as health insurance, company cars or car allowances, tax advisory services, life insurance and club memberships.
3 "Other" includes additional (i.e. non statutory) contributions to superannuation and pension plans .
4 The value of the performance rights disclosed here is the assessed fair value at the date of grant to the executive directors and key management personnel allocated equally over the period from grant date to vesting date. Fair value at grant date is independently determined using an appropriate option pricing model in accordance with AASB 2 "Share Based Payments" that takes into account the exercise price, the term of the right, the vesting and performance criteria, the impact of dilution, the non tradable nature of the right, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the right.

Details of non executive directors' remuneration for the financial years ended 30 June 2006 and 2005 are set out in the following table

		PRIMARY BENEFITS	POST EMPLOYMENT		SHARE BASED PAYMENTS	TOTAL
		SALARY AND FEES [1] $	STATUTORY SUPERANNUATION [2] $	OTHER [3] $	NON EXEC DIRECTOR SHARE PLAN $	$
Ron McNeilly						
	FY2006	115,500	10,128	-	37,500	163,128
	FY2005	84,375	7,595	-	28,125	120,095
Grahame Campbell						
	FY2006	70,500	6,078	-	22,500	99,078
	FY2005	81,898	7,372	-	18,125	107,395
Erich Fraunschiel						
	FY2006	73,500	-	-	23,502	97,002
	FY2005	61,500	-	-	20,500	82,000
John Green						
	FY2006	21,000	1,620	33,750	38,250	94,620
	FY2005	29,000	2,610	-	43,500	75,110
Eric Gwee						
	FY2006	79,500	-	-	19,500	99,000
	FY2005	19,500	-	-	6,500	26,000
Total						
	FY2006	360,000	17,826	33,750	141,252	552,828
	FY2005	276,273	17,577	-	116,750	410,600

1 Includes travel and similar allowances.

2 Superannuation contributions are made on behalf of the non executive directors in accordance with the Company's statutory superannuation obligations.

3 "Other" includes additional (i.e. non statutory) contributions to superannuation and pension plans.

Particulars of the holdings of directors' and other key management personnel in the WorleyParsons Performance Rights Plan are as follows:

(B) EQUITY COMPENSATION PROGRAM

	OPENING BALANCE AT 1 JULY 2005	GRANTED [1]	EXERCISED [2],[3]	CLOSING BALANCE AT 30 JUNE 2006	RIGHTS DUE TO EXERCISE 30 SEPT 06 [4]
DIRECTORS					
John Grill [5]					
Number	343,011	78,657	113,343	308,325	66,117
Value per share ($)	-	9.32	10.24	-	-
William Hall [5]					
Number	-	47,788	-	47,788	-
Value per share ($)	-	9.32	-	-	-
David Housego [5]					
Number	144,416	35,075	44,515	134,976	29,808
Value per share ($)	-	9.32	9.61	-	-
Total number	487,427	161,520	157,858	491,089	95,925
KEY MANAGEMENT PERSONNEL					
Andrew Wood					
Number	139,955	29,851	38,875	130,931	30,987
Value per share ($)	-	9.32	9.75	-	-
Iain Ross					
Number	138,647	30,721	37,567	131,801	30,987
Value per share ($)	-	9.32	9.87	-	-
Peter Meurs					
Number	140,387	30,746	44,515	126,618	25,779
Value per share ($)	-	9.32	9.99	-	-
David Baughen					
Number	19,118	31,700	-	50,818	-
Value per share ($)	-	9.32	-	-	-
Jeffrey Osborne					
Number	-	21,713	-	21,713	-
Value per share ($)	-	9.32	-	-	-
Edward Pagano					
Number	-	31,700	-	31,700	-
Value per share ($)	-	9.32	-	-	-
Total number	438,107	176,431	120,957	493,581	87,753
Grand total					
Number	925,534	337,951	278,815	984,670	183,678

(1) The first exercise date for grants made on 16 February 2006 (grant dated 29 September 2005) is 30 September 2008. The last exercise date for these performance rights is 30 September 2012. The minimum value of this grant is nil. The maximum value of the grant is the value per share multiplied by the number of rights granted.

(2) During the financial year, the rights granted in the 2003 financial year vested and were exercised.

(3) The value of the performance rights calculated at the date of exercise is equivalent to the share price on the date of exercise.

(4) The rights granted in the 2004 financial year become exercisable on 30 September 2006.

(5) The service and performance criteria for award of the performance rights are discussed above. Shareholders approved the grant of performance rights to Messrs Grill, Hall and Housego at the 2005 Annual General Meeting, even though grants of performance rights to Messrs Grill and Housego are the subject of an ASX waiver which applies while shares are purchased on market to satisfy performance rights which are exercised. The Board has determined to seek shareholder approval for annual grants of performance rights to all executive directors. The Board may determine that restrictions on transfer apply to the shares allocated on exercise of these performance rights.

(a) No rights lapsed or were forfeited during the financial year.

(b) The amounts disclosed as remuneration relating to equity rights is the assessed fair value at the date the rights were granted to executive directors and other key management personnel, allocated equally over the period from grant date to vesting date. Fair values at grant date are independently determined using an appropriate option pricing model in accordance with AASB 2 "Share Based Payments" that takes into account the exercise price, the term of the right, the vesting and performance criteria, the impact of dilution, the non tradable nature of the right, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the right.

(C) CASH COMPENSATION PROGRAM

	OPENING BALANCE AS AT 1 JULY 2005	CLOSING BALANCE AS AT 30 JUNE 2006
DIRECTORS		
William Hall		
Number	41,756	41,756
Value	$260,825	$839,296
OTHER KEY MANAGEMENT PERSONNEL		
Jeffrey Osborne		
Number	20,619	20,619
Value	$128,794	$414,442
Edward Pagano		
Number	16,210	16,210
Value	$101,254	$325,821
Total number	78,585	78,585
Total value	$490,873	$1,579,559

(a) No cash was paid to any of the above personnel during the 2006 financial year and no cash entitlement was forfeited during the financial year.

(b) The cash rights are due to be settled on 30 September 2007.

(c) The amounts disclosed as remuneration relating to cash-settled performance rights granted to executive directors and other key management personnel is the fair value. The fair value of the liability is calculated initially at the grant date and is re-measured at each reporting date and at the date of each settlement until the liability is fully settled. Fair values at reporting date are independently determined using an appropriate pricing model for cash settled equity rights in accordance with AASB 2 "Share Based Payments" that takes into account the factors listed in footnote (b) to the table above for equity-based rights.

(D) PARTICULARS OF DIRECTORS' INTERESTS IN SHARES

Particulars of directors' and specified executives' beneficial interests in shares of WorleyParsons Limited as at the date of this report are as follows:

	NUMBER OF SHARES HELD IN WORLEYPARSONS LIMITED				
	BALANCE AT 1 JULY 2005	GRANTED AS REMUNERATION [1]	ON EXERCISE OF RIGHTS	SHARES SOLD	BALANCE AT 30 JUNE 2006
DIRECTORS					
Ron McNeilly	349,721	3,051	-	-	352,772
Grahame Campbell	451,807	1,831	-	-	453,638
Erich Fraunschiel	145,950	1,913	-	-	147,863
John Green	887,522	3,453	-	-	890,975
John Grill	32,424,222	-	113,343	(22,501)	32,515,064
Eric Gwee	968	1,587	-	-	2,555
William Hall	68,524	-	-	-	68,524
David Housego	366,667	-	44,515	(166,667)	244,515
Sub total	34,695,381	11,835	157,858	(189,168)	34,675,906
KEY MANAGEMENT PERSONNEL					
Peter Meurs	13,897,456	-	44,515	(519,509)	13,422,462
Jeffrey Osborne	16,951	-	-	-	16,951
Edward Pagano	3,741	-	-	-	3,741
Iain Ross	398,223	-	37,567	-	435,790
Andrew Wood	708,376	-	38,875	-	747,251
Sub total	15,024,747	-	120,957	(519,509)	14,626,195
Grand total	49,720,128	11,835	278,815	(708,677)	49,302,101

1 Shares granted as remuneration during the financial year.

38. REMUNERATION OF AUDITORS

	CONSOLIDATED		PARENT ENTITY	
	2006 $	2005 $	2006 $	2005 $
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:				
Auditor of the parent entity	1,664,125	1,349,225	-	-
Other auditors of controlled entities	33,450	8,134	-	-
	1,697,575	1,357,359	-	-
Amounts received for other services:				
Services provided in relation to the acquisition of				
Parsons E&C Corporation	61,964	1,540,310	-	-
Tax related services	121,477	295,814	-	-
Group treasury review	21,000	-	-	-
Other acquisition related assurance services	85,000	-	-	-
	289,441	1,836,124	-	-
	1,987,016	3,193,483	-	-

39. RELATED PARTIES

(A) DIRECTORS

The names of persons who were directors of WorleyParsons Limited at any time during the financial year were as follows:

Ron McNeilly (Chairman)

Grahame Campbell

Erich Fraunschiel

John Green

John Grill (Chief Executive Officer)

Eric Gwee

William Hall

David Housego

(B) WHOLLY OWNED GROUP TRANSACTIONS

The wholly owned group consists of WorleyParsons Limited and its wholly owned entities listed at note 28.

Aggregate amounts included in the determination of operating profit before income tax that resulted from transactions with entities in the wholly-owned group:

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
Dividend revenue	-	-	85,000	51,068

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
(C) OTHER RELATED PARTIES				
Aggregate amounts included in the determination of operating profit before income tax that resulted from transactions with each class of other related parties:				
Dividend revenue				
Associates and related parties	3,210	6,455	-	-
Controlled entities	-	-	85,000	51,068
Other revenue				
Associates and related parties	1,346	800	-	-
Aggregate amounts brought to account in relation to other transactions with each class of other related parties:				
Loans advanced to				
Controlled entities	-	-	110,195	381,335
Associates and related parties	7,653	281	-	-
Loan repayments from				
Controlled entities	-	-	105,391	307,044
Associates and related parties	8,155	2,861	-	-

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
Aggregate amounts receivable from, and payable to, each class of other related parties at balance date:				
Current receivables				
Controlled entities	-	-	143,728	133,681
Associates and related parties	28,431	24,887	-	-
Current payables				
Associates and related parties	17,182	2,913	-	-

Related entities provide specific advisory services to controlled entities in the normal course of business. These transactions are made on normal terms and conditions and at market rates.

(D) CONTROLLING ENTITIES

WorleyParsons Limited is the ultimate Australian parent company.

40. SEGMENT INFORMATION

The Group operates in four primary business segments: Hydrocarbons, Power, Minerals & Metals and Infrastructure. The Hydrocarbons segment incorporates the Oil and Gas, and Refining, Petrochemicals and Chemicals business units.

PRIMARY REPORTING – BUSINESS SEGMENTS

12 MONTHS TO 30 JUNE 2006	HYDRO-CARBONS $'000	POWER $'000	MINERALS & METALS $'000	INFRA-STRUCTURE $'000	OTHER $'000	ELIMINATIONS $'000	CONSOLIDATED $'000
Sales to external customers	1,302,046	320,518	184,655	101,461	-	(4,607)	1,904,073
Procurement services revenue	490,694	-	-	2,183	-	-	492,877
Inter-segment sales	4,113	-	1,387	5,244	-	(10,744)	-
Total sales revenue	1,796,853	320,518	186,042	108,888	-	(15,351)	2,396,950
Other revenue	-	-	141	2,110	5,311	-	7,562
Total segment revenue	1,796,853	320,518	186,183	110,998	5,311	(15,351)	2,404,512
Segment result	149,048	46,080	26,362	9,532	-	-	231,022
Share of net profit of associates	9,639	1,737	1,319	171	-	-	12,866
Amortisation expense							(1,750)
Unallocated corporate expenses							(45,253)
Profit from continuing operations before income tax expense	158,687	47,817	27,681	9,703			196,885
Income tax expense							(55,143)
Profit from continuing operations after income tax expense							141,742
Segment assets	356,843	93,729	49,305	55,870	8,451	-	564,198
Goodwill and trade name	240,907	90,300	23,300	22,700	26,833	-	404,040
Unallocated corporate assets							194,151
Consolidated total assets							1,162,389
Segment liabilities	296,311	80,926	27,844	26,516	36,262	-	467,859
Unallocated corporate liabilities							219,267
Consolidated total liabilities							687,126
Investments in associates included in segment assets	32,436	13,900	-	-	-	-	46,336
Acquisition of property, plant and equipment, intangible and other non current assets	12,321	24,306	1,563	2,535	507	-	41,232
Depreciation and amortisation expense	11,727	1,782	1,161	1,550	477	-	16,697
Unallocated depreciation and amortisation expense							1,750
Total depreciation and amortisation							18,447
Non cash expenses other than depreciation and amortisation	-	-	-	-	-	-	-

Total segment revenue	1,796,853	320,518	186,183	110,998	5,311	(15,351)	2,404,512
Share of associates' revenue	705,145	47,248	15,993	17,942	-	-	786,328
Procurement revenue - controlled	(297,674)	-	-	(2,183)	-	-	(299,857)
Procurement revenue - associates	(426,601)	-	-	-	-	-	(426,601)
Aggregated revenue	1,777,723	367,766	202,176	126,757	5,311	(15,351)	2,464,382

PRIMARY REPORTING – BUSINESS SEGMENTS

12 MONTHS TO 30 JUNE 2005	HYDRO-CARBONS $'000	POWER $'000	MINERALS & METALS $'000	INFRA-STRUCTURE $'000	OTHER $'000	ELIMINATIONS $'000	CONSOLIDATED $'000
Sales to external customers	779,518	139,998	159,819	54,541	-	-	1,133,876
Procurement revenue	62,417	51,422	-	-	-	-	113,839
Inter-segment sales	-	-	-	4,644	-	(4,644)	-
Total sales revenue	841,935	191,420	159,819	59,185	-	(4,644)	1,247,715
Other revenue	-	-	-	-	4,305	-	4,305
Total segment revenue	841,935	191,420	159,819	59,185	4,305	(4,644)	1,252,020
Segment result	69,640	21,213	22,664	6,750	-	-	120,267
Share of net profit of associates	11,663	600	-	-	-	-	12,263
Amortisation expense							(1,750)
Unallocated corporate expenses							(32,232)
Profit from continuing operations before income tax expense	81,303	21,813	22,664	6,750			98,548
Income tax expense							(29,843)
Profit from continuing operations after income tax expense							68,705
Segment assets	284,630	76,179	39,949	15,570	-	-	416,328
Goodwill and trade name	218,388	87,676	6,057	1,028	28,583	-	341,732
Unallocated corporate assets							81,273
Consolidated total assets							839,333
Segment liabilities	233,351	53,054	44,295	15,117	-	-	345,817
Unallocated corporate liabilities							103,083
Consolidated total liabilities							448,900
Investments in associates included in segment assets	29,070	13,723	-	-	-	-	42,793
Acquisition of property, plant and equipment, intangible and other non current assets	14,236	13,832	971	543	-	-	29,582
Depreciation and amortisation expense	8,253	1,317	1,185	597	-	-	11,352
Unallocated depreciation and amortisation expense							3,374
Total depreciation and amortisation							14,726
Non cash expenses other than depreciation and amortisation	134	-	-	-	-	-	134

Total segment revenue	841,935	191,420	159,819	59,185	4,305	(4,644)	1,252,020
Share of associates' revenue	675,662	32,433	-	-	-	-	708,095
Procurement revenue - controlled	(62,417)	(51,422)	-	-	-	-	(113,839)
Procurement revenue - associates	(466,745)	-	-	-	-	-	(466,745)
Aggregated revenue	988,435	172,431	159,819	59,185	4,305	(4,644)	1,379,531

SECONDARY REPORTING – GEOGRAPHICAL SEGMENTS

12 MONTHS TO 30 JUNE 2006	EUROPE $'000	AUSTRALIA AND NEW ZEALAND $'000	ASIA AND MIDDLE EAST $'000	AMERICAS $'000	TOTAL $'000
Sales to external customers	367,985	582,032	467,181	979,752	2,396,950
Aggregated revenue	447,381	655,783	534,920	826,298	2,464,382
Segment assets	160,252	303,979	146,305	551,853	1,162,389

12 MONTHS TO 30 JUNE 2005	EUROPE $'000	AUSTRALIA AND NEW ZEALAND $'000	ASIA AND MIDDLE EAST $'000	AMERICAS $'000	TOTAL $'000
Sales to external customers	240,715	392,447	220,682	393,871	1,247,715
Aggregated revenue	262,350	477,308	226,457	413,416	1,379,531
Segment assets	106,975	310,352	43,595	378,411	839,333

The 2006 segment results include the allocation of overhead that can be directly attributable to an individual business segment. Those expenses that cannot be attributed to a business segment are recorded as unallocated corporate expenses. The 2005 comparatives have been prepared on a similar basis.

The consolidated entity provides engineering design, project services, and maintenance and reliability support services to a number of markets. The consolidated entity's activities also include infrastructure developments within the Power sector.

The consolidated entity's operations are organised and managed separately according to the nature of the services they provide, with each segment serving different markets.

Geographically, the consolidated entity operates in four predominant segments, Australia and New Zealand, Asia and the Middle East, America and Europe. Outside of Australia, activities are predominantly in the Hydrocarbons and Power segments.

SEGMENT ACCOUNTING POLICIES

Segment accounting policies are the same as the consolidated entity's policies described in note 2. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of receivables and plant and equipment.

Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm's length basis and are eliminated on consolidation.

41. FINANCIAL INSTRUMENTS

(A) DERIVATIVE INSTRUMENTS

Forward exchange contracts

The consolidated entity is exposed to exchange rate transaction risk on foreign currency sales, purchases and loans to related entities. The most significant exchange rate risk is US dollar receipts by Australian entities. When required, hedging is undertaken through transactions entered into in the foreign exchange markets. Forward exchange contracts have been used for hedging purposes. Forward exchange contracts are accounted for as cashflow hedges.

At balance date, the details of outstanding contracts are:

	BUY AUSTRALIAN DOLLARS		AVERAGE EXCHANGE RATE	
SELL US DOLLARS	2006 $'000	2005 $'000	2006	2005
0 – 6 months	7,780	6,090	0.76	0.73
6 – 12 months	6,601	-	0.76	-
12 – 18 months	5,295	-	0.76	-
Total sell US dollars	19,676	6,090	0.76	0.73
SELL GBP				
0 – 6 months	4,988	-	0.40	-

	BUY US DOLLARS		AVERAGE EXCHANGE RATE	
SELL AUSTRALIAN DOLLARS	2006 $'000	2005 $'000	2006	2005
0 – 6 months	5,144	4,500	0.73	0.76
SELL EUROS				
0 – 6 months	3,768	2,574	1.26	1.29
6 – 12 months	-	1,294	-	1.29
Total sell Euros	3,768	3,868	1.26	1.29

	BUY GBP		AVERAGE EXCHANGE RATE	
SELL US DOLLARS	2006 $'000	2005 $'000	2006	2005
6 – 12 months	3,729	-	1.88	-

	BUY CANADIAN DOLLARS		AVERAGE EXCHANGE RATE	
SELL EUROS	2006 $'000	2005 $'000	2006	2005
0 – 6 months	830	-	1.38	-
6 – 12 months	380	-	1.38	-
12 – 18 months	190	-	1.39	-
Total sell Euros	1,400	-	1.38	-

As these contracts are hedging anticipated future receipts and sales, any unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction provided the underlying transaction is still expected to occur as originally designated. Included in the amounts deferred are any gains and losses on hedging contracts terminated prior to maturity where the related hedged transaction is still expected to occur as designated.

The following gains and losses have been deferred at balance date:

	2006 $'000	2005 $'000
Unrealised gains	47	220
Less: unrealised losses	(879)	(11)
Net unrealised (losses)/gains	(832)	209

INTEREST RATE SWAP CONTRACTS

Exmouth Power Station Pty Limited, 100% owned by a wholly owned subsidiary of WorleyParsons is contracted to build the Exmouth Power Station and has drawn-down on a loan facility which currently bears an average variable interest rate of 5.66%pa. It is policy to protect part of the loan from exposure to increasing interest rates. Accordingly, the consolidated entity has entered into interest rate swap contracts under which it is obliged to receive interest at variable rates and to pay interest at fixed rates. The contracts are settled on a net basis and the net amount receivable or payable at the reporting date is included in other debtors or other creditors.

The contracts require settlement of net interest receivable or payable monthly and six monthly. The settlement dates coincide with the dates on which interest is payable on the underlying debt.

Swaps currently in place cover approximately 100% (2005: 100%) of the loan principal outstanding and are timed to expire as each loan repayment falls due. The fixed interest rates range between 5.89% and 6.82%pa (2005: 5.89% and 6.82%) and the variable rates are between 0% and 1.1% above the 90 day bank bill rate which at balance date was 5.66%pa.

At 30 June 2006, the notional principal amounts and periods of expiry of the interest rate swap contracts are as follows:

	2006 $'000	2005 $'000
Less than one year	28,542	5,779
Later than one year but not later than five years	4,367	3,044
Later than five years	19,670	21,456
	52,579	30,279

As these contracts are hedging anticipated future receipts and sales, any unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction provided the underlying transaction is still expected to occur as originally designated. Included in the amounts deferred are any gains and losses on hedging contracts terminated prior to maturity where the related hedged transaction is still expected to occur as designated. These contracts have been accounted for as cashflow hedges.

The following gains have been deferred at balance date:

	2006 $'000	2005 $'000
Unrealised gains/(losses)	635	(360)

(B) CREDIT RISK EXPOSURES

The credit risk on financial assets of the consolidated entity which have been recognised on the balance sheet is generally the carrying amount, net of any provisions for doubtful debts.

(C) INTEREST RATE RISK EXPOSURES

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table:

			FIXED INTEREST MATURING IN:							
AS AT 30 JUNE 2006	WEIGHTED AVERAGE INTEREST RATE PA(%)	FLOATING INTEREST RATE $'000	1 YEAR OR LESS $'000	1 TO 2 YEARS $'000	2 TO 3 YEARS $'000	3 TO 4 YEARS $'000	4 TO 5 YEARS $'000	MORE THAN 5 YEARS $'000	NON-INTEREST BEARING $'000	TOTAL $'000
FINANCIAL ASSETS										
Cash and deposits*	3.80	78,212	-	-	-	-	-	-	-	78,212
Trade and other receivables		-	-	-	-	-	-	-	330,019	330,019
Prepayments		-	-	-	-	-	-	-	19,825	19,825
Derivatives		-	-	-	-	-	-	-	635	635
Total financial assets		78,212	-	-	-	-	-	-	350,479	428,691
FINANCIAL LIABILITIES										
Bank overdrafts	9.25	7,929	-	-	-	-	-	-	-	7,929
Bank loans	6.49	124,408	-	-	-	-	-	-	-	124,408
Other interest bearing liabilities and loans		-	449	396	32	-	-	-	-	877
Trade and other payables		-	-	-	-	-	-	-	290,958	290,958
Derivatives		-	-	-	-	-	-	-	832	832
Interest rate swap		(52,579)	28,542	977	1,050	1,128	1,212	19,670	-	-
Total financial liabilities		79,758	28,991	1,373	1,082	1,128	1,212	19,670	291,790	425,004
Net financial assets										3,687

* includes cash and deposits held in overseas subsidiary bank accounts at lower than Australian interest rates.

AS AT 30 JUNE 2005										
FINANCIAL ASSETS										
Cash and deposits*	3.68	66,527	-	-	-	-	-	-	-	66,527
Trade and other receivables		-	-	-	-	-	-	-	229,150	229,150
Prepayments		-	-	-	-	-	-	-	10,654	10,654
Derivatives		-	-	-	-	-	-	-	209	209
Total financial assets		66,527	-	-	-	-	-	-	240,013	306,540
FINANCIAL LIABILITIES										
Bank overdrafts	8.90	2,551	-	-	-	-	-	-	-	2,551
Bank loans	4.51	71,301	-	-	-	-	-	-	-	71,301
Other interest bearing liabilities and loans	6.23	-	207	218	-	-	-	-	-	425
Trade and other payables		-	-	-	-	-	-	-	213,344	213,344
Derivatives		-	-	-	-	-	-	-	360	360
Interest rate swap		(30,279)	5,779	463	977	1,050	1,128	20,882	-	-
Total financial liabilities		43,573	5,986	681	977	1,050	1,128	20,882	213,704	287,981
Net financial assets										18,559

* includes cash and deposits held in overseas subsidiary bank accounts at lower than Australian interest rates.

(D) LIQUIDITY RISK

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close-out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims at maintaining flexibility in funding by keeping committed credit lines available.

	CONSOLIDATED	
	2006 $'000	2005 $'000
(E) RECONCILIATION OF NET FINANCIAL ASSETS TO NET ASSETS		
Net financial assets	3,687	18,559
Non-financial assets and liabilities:		
Inventories	181,942	98,062
Property, plant and equipment	64,619	34,226
Intangible assets	404,040	341,732
Other assets	83,097	58,773
Provisions	(207,468)	(126,998)
Other liabilities	(54,654)	(33,921)
Net assets per balance sheet	475,263	390,433

(F) ESTIMATION OF FAIR VALUES

The carrying values equal the fair values for all financial assets and financial liabilities.

42. SUBSEQUENT EVENTS

On 1 July 2006, WorleyParsons Infrastructure Holdings Pty Limited, a wholly owned subsidiary of WorleyParsons Limited acquired 100% of TMG International Holdings Pty Limited ("TMG") for $3.6 million. TMG is an Australian based company that provides specialist consulting and technological solutions to the rail and associated industries. TMG had estimated revenue of $5.5 million for the year ended 30 June 2006 and employs around 35 staff.

Subsequent to 30 June 2006, WorleyParsons Financial Services Pty Limited has agreed to provide financial support to Burns & Roe Worley Pty Limited, an associate entity in which the consolidated entity has a 50% beneficial interest. It is not expected that the provision of this financial support will result in a material impact to the profit attributable to members of WorleyParsons Limited.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of WorleyParsons Limited, we state that:

(1) In the opinion of the directors:

(a) the financial report and the additional disclosures included in the directors' report designated as audited, of the Company and of the consolidated entity are in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the financial year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the *Corporations Act 2001* for the financial year 30 June 2006.

(3) In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group in note 28 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

On behalf of the Board

Ron McNeilly
Chairman

Sydney, 29 August 2006

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock Exchange 10172

Independent audit report to members of WorleyParsons Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for WorleyParsons Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), as required by Accounting Standard AASB 124 *Related Party Disclosures,* under the heading "remuneration report" in the directors' report, as permitted by the Corporations Regulation 2M.6.04. These remuneration disclosures are identified in the directors' report as being subject to audit. The remuneration report also contains information not subject to audit, which has been identified as such.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001.* This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards and International Standards on Auditing, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. The Auditors' Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this audit report was signed. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion:

1. the financial report of WorleyParsons Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the financial position of WorleyParsons Limited and the consolidated entity at 30 June 2006 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

2. the remuneration disclosures, that are contained in the directors' report and identified as being subject to audit, comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Michael Elliott
Partner
Sydney
29 August 2006

CORPORATE INFORMATION

ACN 096 090 158

DIRECTORS

Ron McNeilly (Chairman)
Grahame Campbell
Erich Fraunschiel
John Green
John Grill (Chief Executive Officer)
Eric Gwee
William Hall
David Housego

COMPANY SECRETARY

Sharon Sills

REGISTERED OFFICE

Level 7
116 Miller Street
North Sydney NSW 2060

AUDITORS

Ernst & Young

BANKERS

HSBC
The Royal Bank of Scotland
Westpac Banking Corporation
JPMorgan Chase

LAWYERS

Freehills
Baker & McKenzie

SHARE REGISTRY

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia
Ph: 1300 855 080

WorleyParsons
resources & energy

Full Year Results
30 June 2006

John Grill, Chief Executive Officer
David Housego, Chief Financial Officer


29 August 2006
when experience counts

WorleyParsons
resources & energy

Background

- Leading professional services provider to the Energy, Resource and Complex Process Industries

- Across all phases of projects

1	2	3	4	5
IDENTIFY Project Feasibility Business Strategy	SELECT Development Options Execution Strategy	DEFINE Finalise Scope Sanction Project	EXECUTE Produce Asset	OPERATE Operate Asset

- Organised into 4 Customer Sector Groups:
  Hydrocarbons | Power | Minerals & Metals | Infrastructure

- Entered ASX100 in 2006

Global Reach


CANADA
Fort McMurray
Edmonton
Cold Lake
Saskatoon
Calgary
Nanaimo
Vancouver
Victoria
UNITED STATES
Chicago
Toronto
Denver
Reading
Arcadia
Monrovia
Los Angeles
Dallas
Chattanooga
Sacramento
Jacksonville
Houston
Deer Park
Trinidad Port of Spain
Chile Santiago
Ireland Dublin
UK London,
Leeds, Bristol
Russia Moscow
Kazakhstan Atyrau
Spain Madrid
Bulgaria Sophia
Iraq
Iran Tehran
Kuwait Ahmadi
Saudi Arabia Al Khobar
Qatar Doha
UAE Abu Dhabi
India New Delhi
Egypt Cairo
Giza
Saudi Arabia Yanbu
Oman Muscat
Nigeria Lagos
Angola Luanda
China Beijing
China Tianjin
China Shanghai
Thailand Bangkok, Sriracha
Philippines Manila
Malaysia Kerteh
Kuantan
Brunei Kuala Belait
Malaysia Kuala Lumpur
Malaysia Miri
Singapore
Indonesia Jakarta
Darwin
Townsville
Mackay
Gladstone
Brisbane
Karratha
AUSTRALIA
Kalgoorlie
Perth
Kwinana
Bunbury
Singleton
Newcastle
Sydney
Adelaide
Melbourne
Geelong
Spotswood
Tasmania
Whangarei
Auckland
New Plymouth
Christchurch
NEW ZEALAND

14,300 project services personnel | 94 offices | 30 countries

Highlights

- Record annual net profit of $139.1 million up 109.3%
- 2nd half net profit increase of 25.1% from 1st half result
- Full year EBIT growth of 95.0% to $199.5 million
- Underlying EBIT growth of 73%
- International operations contributing 64%
- EPS (before amortisation) up 87.2% to 68.5 cps
- Final dividend up 80.0% to 22.5 cps (2005: 12.5 cps)
- Positive outlook for 2007

Organisational highlights

- Performance of the 14,300 people engaged in the WorleyParsons business
  - The performance of our exceptional people in the year has strengthened our client relationships and reputation in our market places
- Record number of new contract awards has lengthened revenue profile – bidding activity remains at record levels
- Safety performance of 0.16 TICR under OSHA for 2006
- Operations built around
  - 8 global hubs
  - 94 offices in 30 countries

Operate safely and deliver

Organisational highlights

- Expected benefits from the Parsons E&C acquisition and the other smaller acquisitions we have made recently continue to be realized
- Continue to evaluate opportunities to further extend the capability and reach of the company
  - Acquisitions and joint ventures
- The 2006 result reflects good operational performance at a time of buoyant conditions across our markets
- We are looking forward to similar conditions in 2007

Operate safely and deliver

Pluto LNG Development

- Award of 2 FEED contracts to WorleyParsons joint ventures for Pluto Gas Field by Woodside
- Onshore LNG Plant
  - Foster Wheeler (60%) WorleyParsons (40%) FWWP joint venture
  - 5-6 mtpa plant and associated infrastructure
  - FWWP performing LNG V for North West Shelf
- Offshore platforms and systems engineering for sub-sea facilities
  - KBR (50%) and WorleyParsons (50%) Eos joint venture
  - Eos performing EPCM for Woodside Angel Gas Development

Material Contract Announcements

- Three-Year Service Contract with ExxonMobil Chemicals at Beaumont, Texas
- NCP Petrochemical Complex FEED, Houston and Saudi Arabia
- Program Management Services Contract for Kuwait Oil Company
- The Pilbara Infrastructure Project, Western Australia
- Project Management Contracts for GASCO and ADGAS, Abu Dhabi
- Services contract for new 600 mw coal station for Santee Cooper
- Change in Contract Structure for the Yuzhnoye-Khylchuyu Project
- Pluto LNG onshore and offshore FEED

WorleyParsons
resources & energy

Contracts

IDENTIFY 1
Project Feasibility
Business Strategy

SELECT 2
Development Optimise
Execution Strategy

- Study for expansion of Olympic Dam facility for BHP Billiton
- Amine CO2 Removal Plant Installation Project - THUMSCO
- Future fuels siting study - United States
- Shell Oil UK strategic environmental cost benefit analysis
- Selected as consultant for feasibility study of Mochovce NPP units 3 & 4 in Bulgaria
- Dian Dian Alumina Study
- Study for ExxonMobil Chemicals in Singapore
- Power Pre Feasibility Study for Saudi Arabia Government

DEFINE 3
Finalise Scope
Sanction Progress

- Nuclear plant study - Slovakia
- FEED – Delta Afrik / WorleyParsons JV Nigeria
- Alliance Facilitator role Australian Navy Air Warfare Destroyer (AWD) Project
- FEED for first domestic Coal to Liquids plant US
- British Gas India Tapti Expansion

EXECUTE 4
Produce Asset

- New University UNSW Asia
- New Doha International Airport Infrastructure Project
- Nanshan Alumina in China
- Circle Line Stage 5 in Singapore
- Detailed Engineering Design contract for Mobil in Nigeria
- Environmental projects in Libya
- PM consultancy for Aromatics projects for Abu Dhabi Oil Refining Company
- PM contract for 400kV underground transmission circuit in Singapore
- Chevron Nigeria Olakola gas supply engineering services contract in Nigeria
- Dhabi Oil Refining Company
- BOO for Mindarie Resource Recovery Facility
- BOC Global Alliance for PM Services

OPERATE 5
Operate Asset

- Five new projects in Alaska for BP Alaska & ConocoPhillips
- West Coast US Refinery operations for Chevron
- Brunei Shell Contract retention
- Heavy Oil project in Oman
- ConocoPhillips Alpine Expansion
- Capital Plan Projects Alliance for Zinifex, Port Pirie
- Oxy Qatar Engineering & Project Management Services

WorleyParsons
resources & energy

David Housego – Chief Financial Officer


when experience counts

Financial performance

$M	2005	2006	Growth %
Aggregated Revenue	1,379.5	2,464.4	78.6
EBIT	102.3	199.5	95.0
EBIT margin	7.4%	8.1%	
Profit before tax	98.6	196.9	99.8
Net Profit	66.5	139.1	109.3
Net Margin	4.8%	5.6%	
EPS (before amortisation) cps	36.6	68.5	87.2
Operating Cash Flow	91.1	115.7	27.0

Financial Highlights

$M	2002	2003	2004	2005	2006
Aggregated Revenue	437.8	474.4	514.8	1,379.5	2,464.4
EBIT	25.9	32.1	40.4	102.3	199.5
EBIT margin	5.9%	6.8%	7.9%	7.4%	8.1%
Net profit	17.7	25.9	30.7	66.5	139.1
Net profit margin	4.0%	5.5%	6.0%	4.8%	5.6%
CAGR*		46.3%	31.7%	55.5%	67.4%
Basic EPS (cents per share)	13.6	18.1	20.6	36.0	68.0

* CAGR (Compound annual growth rate) since 2002

WorleyParsons

resources & energy

Change in Net Profit



200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
$M
FY05
Q1 PEC
Hydrocarbons
Power
Minerals & Metals
Infrastructue
Power settlements
R&D credits
Corporate
Income Tax
FY06

- Management estimate of $13.0m EBIT for Q1 2005 PEC
- Like on like EBIT growth 73.0%
- One off settlements - Power $4.1m USD

WorleyParsons

resources & energy

Group Cash Flow

$M	**2005**	**2006**
Operating cash flow and JV dividends	125.5	170.4
Net interest paid	(3.7)	(2.6)
Tax Paid	(30.7)	(52.1)
Available cash flow	**91.1**	**115.7**
Acquisitions / Investments	(398.2)	(61.6)
Property, plant and equipment	(16.2)	(19.9)
Exmouth development	-	(20.9)
Net cash flow before dividends and funding	**(323.3)**	**13.3**
Issue of shares	218.7	-
Dividends paid	(26.5)	(66.3)
Borrowings	67.4	49.7
Net cash flow	**(63.7)**	**(3.3)**

Financial ratios

$M	2005	2006
Effective tax rate	30.3%	28.0%
Cash on hand	64.0	70.3
Total Assets	839.3	1,162.4
Equity	390.4	475.3
Return on Equity	25.4%	32.1%
Gearing (Net debt / Net debt + Equity)	1.5%	10.2%
EBITDA Interest cover	16.3	27.6

Growth


Aggregated revenue $M
474.4
514.8
1,379.5
2,464.4
2003
2004
2005
2006
H1
H2


Net Profit $M
25.9
30.7
66.5
139.1
2003
2004
2005
2006
H1
H2

EPS and Dividends


Dividends
Cents per share
41.0
20.0
12.0
5.0
2003
2004
2005
2006
Interim
Final
Basic EPS
68.0
36.0
18.1
20.6
2003
2004
2005
2006
H1
H2

- 2006 EPS up 88.9%
- Final dividend of 22.5 cps, payout ratio 60.4%

Hydrocarbons

Drivers for WorleyParsons business in 2006

- Increased activity in downstream & petrochemical markets globally in 2006
- Increased capital spending on upstream, downstream and petrochemicals in the Middle East in 2006
- Project risk profile lower; all participants focused on initiating and completing projects
- Increased demand from National Oil Companies (NOC) for project and asset services support
  - In country project support and development of local staff
- Continued demand for upstream EPCM and PMC globally
- LNG demand, principally Australia
- Oil sands and heavy oil
- Asset integrity and minor upgrades for existing onshore and offshore facilities

- Continued strong performance in 2006
  - Aggregated revenue of $1,777.7m (72% of group total)
  - Up 79.9% from 2005
  - EBIT $158.7m (2005 $81.3m)
- Significant improvement in performance in Middle East
  - Saudi Arabia and Oman, Abu Dhabi expansion
- Africa operations expanded in 2006
  - Support local operations in Nigeria
  - Established operations in Angola
- UK operations
  - In country Kazakhstan and Russia
  - Support to Middle East

- Outstanding performance in US and Canada
- Major projects activity
  - ExxonMobil Venezuela
  - ExxonMobil and Chevron Texaco Nigeria
  - Unocal Bangladesh
- Downstream market expansion in 2006
  - NZRC clean fuels
  - Exxon Chemical Beaumont Texas services contract
  - FEED for NCP petrochemicals complex in Saudi Arabia
- Canadian operations
  - High activity levels in Oil Sands market
  - Project services, asset and environmental support
  - Integration of Komex Environmental, WorleyParsons MEG and HGE Limited

Hydrocarbons continued

- Australian operations strong performance in 2006
- Major project execution
  - Angel Gas Development Woodside
  - PNG Highlands Gas Esso
  - LNG V Woodside
- Ongoing asset services contracts performed well in year
- Asian operations
  - Continued strong performance in year

Hydrocarbons continued

- The outlook for the Hydrocarbons business remains positive. Historically high oil prices, increasing demand for gas, the upturn in downstream refining and petrochemical activity together with the expected continued development of major FEED and EPCM projects and the ongoing capital expenditure associated with maintaining and upgrading major hydrocarbon facilities provide a strong basis for further growth.

  WorleyParsons' geographic coverage, together with its established client relationships and partnering strategies position it well for this market sector.

- Aggregated revenue of $367.8m
  - Revenue growth 113.3%
  - EBIT $47.8m, margin 13.0%
- Outstanding result in US operations and Europe
  - Clean coal projects
  - New 600 MW Coal project for Santee Cooper
  - TVA services contract
  - Bulgaria contracts for Belene Nuclear facility and Maritza thermal plant
- Singapore operations expanding into regional support
  - Performing ahead of expectation
  - Supercritical coal plant feasibility study for China
- Australian joint venture performed poorly

Power continued

- The outlook for the Power business in 2007 remains positive. Continued demand for new coal and nuclear facilities, greenfield gas plants, air quality control systems on existing coal plants and an increase in demand for power delivery services provides a solid base for continued growth in 2007.

Minerals & Metals

- Aggregated revenue of $202.2m
  - Revenue increase 26.5%
  - EBIT $27.7m, margin 13.7%
- Major project activity included:
  - BHP Billiton Worsley
  - Bemax mineral sands
  - Orica Yarwun
  - Ma'aden Phosphate
- Long term alliances developed in 2006
  - Zinifex Port Pirie smelter
- Increased number of feasibility studies
  - Alumina, aluminium and base metals sector studies underway including involvement in BHP Billiton Olympic Dam study
  - Reflects increased capability
- WorleyParsons HGE performing well in Canada and US

Minerals & Metals continued

- The outlook for the Minerals & Metals sector remains positive with the continued pressure and competition for resources being the major constraining factor in the sector.

  The focus for 2007 will be on the transition of current feasibility studies to project sanction, continued development of WorleyParsons' EPCM contracting capability, expansion of project alliances and further the development of the company's international operations.

- Aggregated revenue of $126.8m
  - 114.2% growth in 2006
  - EBIT $9.7m, margin 7.7%
- Transformation of Infrastructure business commenced in 2006
  - Acquisition of Calgary based Komex Environmental to develop environmental capability
- Strengthened management and exited underperforming business
- Continued support on infrastructure component of resource and energy developments, for example Pluto, Browse LNG
- Commenced two world scale infrastructure projects in 2006
  - Pilbara infrastructure project
  - Ma'aden phosphate project
- Development of asset services underway
- Rail capability enhanced with TMG group

Infrastructure continued

- Underlying demand in the Infrastructure market remains strong in most markets in which the company operates. The increased size and capability of the Infrastructure group leaves it well positioned to respond to this demand.

WorleyParsons
resources & energy

Developments

- Developments activities expanded in 2006
- Esperance Energy project in line with expectations
- Exmouth Energy project on line Q1 2007
    - Cost overruns on project; $1.9m impairment charge
    - Contribute $6.3m equity on completion of project
- United Utilities and WorleyParsons relationship to pursue development projects in the industrial water market in Australia
- Targeting municipal solid waste projects
- Good pipeline of development opportunities for 2007

WorleyParsons
resources & energy

Differentiators

- Committed, empowered and technically capable people
- Industry leadership in Health, Safety and Environment
- Outstanding corporate and operational performance
- Focus on long term contracts and asset services
- Success in project delivery-large and small
- Strengthen geographic presence and industry capability

Great progress made in 2006

"We expect the markets for WorleyParsons' services will continue to be strong. Our key markets and sectors are experiencing positive conditions and we are well positioned to respond to these opportunities. Subject to conditions remaining favourable in these markets we expect to achieve increased earnings in 2007.

"The company continues to evaluate opportunities for new business growth that will add to our existing capabilities and provide value for our shareholders."

WorleyParsons
resources & energy

Full Year Results
30 June 2006

John Grill, Chief Executive Officer
David Housego, Chief Financial Officer


29 August 2006
when experience counts

WORLEYPARSONS LIMITED

ACN 096 090 158

PRELIMINARY FINAL REPORT

APPENDIX 4E

FINANCIAL YEAR ENDED 30 JUNE 2006

WORLEYPARSONS LIMITED PRELIMINARY FINAL REPORT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

RESULTS FOR ANNOUNCEMENT TO THE MARKET

		CONSOLIDATED	
	%	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
Revenue from continuing operations		2,404,512	1,252,020
Earnings before interest and tax ("EBIT")	UP 95.0	199,543	102,309
Profit before income tax expense	UP 99.8	196,885	98,548
Profit after income tax expense	UP 106.3	141,742	68,705
Profit attributable to members of WorleyParsons Limited	UP 109.3	139,106	66,452
Basic earnings per share (cents per share)	UP 88.9	68.0	36.0
Diluted earnings per share (cents per share)	UP 89.1	67.9	35.9
Net tangible assets per share ($ per share)	UP 8.3	0.26	0.24

Revenue from continuing operations	2,404,512	1,252,020
Less: procurement services revenue	(299,857)	(113,839)
Revenue from continuing operations excluding procurement services revenue	2,104,655	1,138,181
Add: share of revenue from associates	786,328	708,095
Less: procurement services revenue of associates	(426,601)	(466,745)
Net revenue from associates	359,727	241,350
Aggregated revenue [1]	2,464,382	1,379,531

1 Aggregated revenue is defined as statutory revenue plus share of revenue from associates less procurement services revenue at nil margin. The directors believe the disclosure of revenue attributable to associates provides additional information in relation to the financial performance of WorleyParsons

WORLEYPARSONS LIMITED PRELIMINARY FINAL REPORT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

DIVIDEND	AMOUNT PER SECURITY	FRANKED AMOUNT PER SECURITY
Final dividend (cents per share)	22.5	7.65
Record date for determining entitlement to dividend	19 September 2006	
Date dividend is to be paid	29 September 2006	

REVIEW OF OPERATIONS

The commentary on the results for the financial year is contained in the press release dated 29 August 2006 accompanying this statement.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Effective 1 August 2005, a wholly owned subsidiary of WorleyParsons Limited, acquired the remaining 50% interest of WorleyParsons MEG Limited ("MEG") for a total consideration of $17.8 million and gained effective control at that date. From the date of acquisition to 30 June 2006, the incremental net profit after tax to the Group resulting from the increase in ownership percentage was $1.6 million. The deferred consideration of $7.7 million is payable in two equal cash instalments due on the first and second anniversaries of the acquisition.

Effective 1 September 2005, wholly owned subsidiaries of WorleyParsons Limited, acquired 100% of Canadian minerals and metals company HG Engineering Limited ("HGE") for a total consideration of $16.2 million. HGE is an engineering and project management business with operations in Toronto, Canada and Dallas, Texas. HGE reported revenues of approximately C$14.2 million in the previous year and has around 140 employees. From the date of acquisition to 30 June 2006, HGE contributed $2.3 million to the net profit after tax of the Group. The deferred consideration of $6.1 million is payable in two equal cash instalments due on the first and second anniversaries of the acquisition.

On 1 January 2006, WorleyParsons (Canada) Limited, a wholly owned subsidiary of WorleyParsons Limited, acquired 100% of Komex Environmental Limited ("Komex") for a total consideration of $35.2 million. Komex is a Calgary based group that provides a range of services including water resource engineering and specialist geotechnical and environmental consulting and engineering to the resources and energy sector. From the date of acquisition to 30 June 2006, Komex has contributed $2.7 million to the net profit after tax of the Group. Komex employs approximately 420 staff and has operations in Canada, the USA and Europe.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

On 1 July 2006, WorleyParsons Infrastructure Holdings Pty Limited, a wholly owned subsidiary of WorleyParsons Limited acquired 100% of TMG International Holdings Pty Limited ("TMG") for $3.6 million. TMG is an Australian based company that provides specialist consulting and technological solutions to the rail and associated industries. TMG had estimated revenue of $5.5 million for the year ended 30 June 2006 and employs around 35 staff.

Subsequent to 30 June 2006, WorleyParsons Financial Services Pty Limited has agreed to provide financial support to Burns & Roe Worley Pty Limited, an associate entity in which the consolidated entity has a 50% beneficial interest. It is not expected that the provision of this financial support will result in a material impact to the profit attributable to members of the WorleyParsons Limited.

No other matter or circumstance has arisen since 30 June 2006 that has significantly affected, or may significantly affect:

(a) the consolidated entity's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) the consolidated entity's state of affairs in future financial years.

AUDIT

This financial report is based on accounts which have been subject to an audit.

ANNUAL GENERAL MEETING

The Annual General Meeting will be held as follows:

Place	The Observatory Hotel 89 - 113 Kent Street, Sydney NSW 2000
Date	25 October 2006
Time	2.00 PM
Approximate date the annual report will be available	20 September 2006

WORLEYPARSONS LIMITED PRELIMINARY FINAL REPORT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

INCOME STATEMENT

		CONSOLIDATED	
	NOTES	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
Revenue from continuing operations	2	2,404,512	1,252,020
EXPENSES			
Staff costs		(1,359,658)	(794,282)
Reimbursable costs		(559,390)	(198,511)
Depreciation and amortisation	3	(18,447)	(14,726)
Borrowing costs	3	(7,969)	(7,172)
Office and administration costs		(121,155)	(68,800)
Other costs		(151,959)	(82,244)
Impairment of assets	3	(1,915)	-
Share of profits of associates accounted for using the equity method	5	12,866	12,263
Profit before income tax expense		196,885	98,548
Income tax expense	6	(55,143)	(29,843)
Profit after tax from continuing operations		141,742	68,705
Profit attributable to minority interests		(2,636)	(2,253)
Profit attributable to members of WorleyParsons Limited		139,106	66,452
Basic earnings per share (cents per share)	1	68.0	36.0
Diluted earnings per share (cents per share)	1	67.9	35.9

The above income statement should be read in conjunction with the accompanying notes

WORLEYPARSONS LIMITED PRELIMINARY FINAL REPORT

AS AT 30 JUNE 2006

BALANCE SHEET

	NOTES	CONSOLIDATED 2006 $'000	2005 $'000
ASSETS			
Current assets			
Cash and cash equivalents	10	78,212	66,527
Trade and other receivables		330,019	229,150
Inventories		181,942	98,062
Prepayments		19,825	10,654
Derivatives		635	209
Total current assets		610,633	404,602
Non current assets			
Investments in associates accounted for using the equity method		46,336	42,793
Other financial assets		176	164
Property, plant and equipment		64,619	34,226
Intangible assets		404,040	341,732
Deferred tax assets		31,795	15,364
Other non current assets		4,790	452
Total non current assets		551,756	434,731
TOTAL ASSETS		1,162,389	839,333
LIABILITIES			
Current liabilities			
Trade and other payables		290,958	213,344
Interest bearing loans and borrowings		45,475	2,758
Income tax payable		20,759	9,940
Provisions		146,815	110,996
Derivatives		832	360
Total current liabilities		504,839	337,398
Non current liabilities			
Interest bearing loans and borrowings		86,469	69,835
Deferred tax liabilities		35,165	25,665
Provisions		60,653	16,002
Total non current liabilities		182,287	111,502
TOTAL LIABILITIES		687,126	448,900
NET ASSETS		475,263	390,433
EQUITY			
Issued capital	8	327,103	332,517
Reserves	9	3,691	(13,145)
Retained profits	9	142,993	67,422
Parent entity interest		473,787	386,794
Minority interests		1,476	3,639
TOTAL EQUITY		475,263	390,433

The above balance sheet should be read in conjunction with the accompanying notes

WORLEYPARSONS LIMITED PRELIMINARY FINAL REPORT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

STATEMENT OF CHANGES IN EQUITY

		CONSOLIDATED	
	NOTES	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
Total equity at the beginning of the financial year		390,433	133,223
Capitalised acquisition costs recognised directly in equity		-	(9,270)
Tax effect of capitalised acquisition costs recognised directly in equity		-	2,914
Cash flow hedges, net of tax		723	(151)
Performance rights expense		4,304	1,806
Exchange differences on translation of foreign operations	9	12,786	(9,410)
Net income recognised directly in equity		17,813	(14,111)
Profit after tax from continuing operations		141,742	68,705
Total recognised income and expense for the financial year		159,555	54,594
Transactions with equity holders in their capacity as equity holders:			
Contributions of equity		-	227,935
Dividends paid	4	(63,535)	(25,080)
		(63,535)	202,855
Purchase of shares to satisfy performance rights		(7,622)	-
Tax effect of purchase of shares to satisfy performance rights		1,231	-
Minority interest movement		(4,799)	(239)
		(11,190)	(239)
Total equity at the end of the financial year		475,263	390,433
Total recognised income and expense for the financial year is attributable to:			
Members of WorleyParsons Limited		161,718	52,580
Minority interests		(2,163)	2,014

The above statement of changes in equity should be read in conjunction with the accompanying notes.

WORLEYPARSONS LIMITED PRELIMINARY FINAL REPORT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

CASH FLOW STATEMENT

		CONSOLIDATED	
	NOTES	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers (inclusive of goods and services tax)		2,351,536	1,224,701
Payments to suppliers and employees (inclusive of goods and services tax)		(2,176,709)	(1,105,609)
		174,827	119,092
Dividends received		3,210	6,455
Purchase of shares to satisfy performance rights		(7,622)	-
Interest received		5,311	3,411
Borrowing costs paid		(7,923)	(7,139)
Income taxes paid		(52,146)	(30,691)
Net cash inflow from operating activities	10	115,657	91,128
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for purchase of equity and other investments, net of return of capital		(328)	(9,853)
Proceeds from disposal of controlled activities		200	-
Payments for acquisition of controlled entities		(61,491)	(348,218)
Payments for incidental costs of acquisition		-	(5,315)
Payments of liabilities on acquisition		-	(34,860)
Payments for purchase of property, plant and equipment		(20,316)	(17,610)
Payments for assets under construction		(20,916)	-
Proceeds from sale of property, plant and equipment		418	1,381
Net cash outflow from investing activities		(102,433)	(414,475)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of ordinary shares		-	227,935
Payment of share issue transaction costs		-	(9,270)
Repayment of borrowings		(113,029)	(136,485)
Proceeds from borrowings		162,678	201,582
Lease payments		(307)	(142)
Loans to related parties		(7,653)	(281)
Loans from related parties repaid		8,155	2,861
Dividends paid to the Company's shareholders		(63,535)	(25,080)
Dividends paid to minority interests		(2,793)	(1,458)
Net cash (outflow)/inflow from financing activities		(16,484)	259,662
NET DECREASE IN CASH		(3,260)	(63,685)
Cash at the beginning of the financial year		63,976	16,950
Cash balances in controlled entities acquired, net of overdraft		8,110	102,830
Effects of exchange rate changes on cash		1,457	7,881
CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR	10	70,283	63,976

The above cash flow statement should be read in conjunction with the accompanying notes

CORPORATE INFORMATION

WorleyParsons Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange (ASX:WOR).

The nature of the operations and principal activities of the Group are described in note 11.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF ACCOUNTING

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001.*

The financial report has been prepared on a historical costs basis, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report and financial statements. Amounts have been rounded off to the nearest thousand dollars in accordance with that Class Order.

(B) STATEMENT OF COMPLIANCE

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with the International Financial Reporting Standards.

This is the first financial report prepared based on AIFRS and comparatives for the financial year ended 30 June 2005 have been restated accordingly. A summary of the significant accounting policies of the Group under AIFRS is disclosed below.

In the application of AIFRS management is required to make judgements, estimates, and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making judgements. Actual results may differ from estimate.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of AIFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable in the relevant notes to the financial statements.

Certain standards and amendments for early adoption have not been applied by the consolidated entity in these financial statements. The impact is minor as they largely relate to disclosure. The more significant of these are:

(i) AASB 7 "Financial instruments: Disclosure" (August 2005) replacing the presentation requirements of AASB 132 "Financial Instruments: Disclosures and Presentation". AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007;

(ii) AASB 2005-9 "Amendments to Australian Accounting Standards (September 2005)" requires that liabilities arising from the issue of financial guarantee contracts are recognised in the balance sheet. AASB 2005-9 is applicable for annual reporting periods on or after 1 January 2006.

(iii) AASB 2005-10 "Amendments to Australian Accounting Standards (September 2005)" makes consequential amendments to AASB 132 "Financial Instruments: Disclosures and Presentation", AASB 101 "Presentation of Financial Statements", AASB 114 "Segment Reporting", AASB 117 "Leases", AASB 133 "Earnings per Share", AASB 139 "Financial Instruments: Recognition and Measurement", AASB 1 "First-time adoption of Australian Equivalents to International Financial Reporting Standards", AASB 4 "Insurance Contracts", AASB 1023 "General Insurance Contracts" and AASB 1038 "Life Insurance Contracts", arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The consolidated entity plans to adopt AASB 7 and AASB 2005-10 in the 2008 financial year. The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the consolidated entity as the standard and amendment are concerned only with disclosures.

The initial application of AASB 2005-9 could have an impact on the financial results of the consolidated entity as the amendment could result in liabilities being recognised for financial guarantee contracts that have been provided by the consolidated entity. However the quantification of the financial impact is not known or cannot be reasonably estimated in the current financial year as an exercise to quantify the financial impact has not been undertaken by the consolidated entity to date.

(C) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements incorporate assets and liabilities of all entities controlled by WorleyParsons Limited as at 30 June 2006 and the results of all controlled entities for the financial year then ended. WorleyParsons Limited and its controlled entities together are referred to in this financial report as the "consolidated entity" or the "Group".

The effects of all transactions between entities in the consolidated entity are eliminated in full. Minority interests in the results and equity of controlled entities are shown separately in the consolidated income statement and consolidated balance sheet respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

(D) EMPLOYEE BENEFITS

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within 12 months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefits liabilities are measured at the present value of the estimated future cash outflows to be made in respect of services provided by the employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, is used.

Employee benefits expenses and revenues arising in respect of wages and salaries, non-monetary benefits, leave entitlements and other types of entitlements are charged against profits on a net basis in their respective categories.

Equity based compensation scheme – performance rights

Performance rights ("rights") over the ordinary shares of WorleyParsons Limited are granted to executive directors and other executives of the consolidated entity for nil consideration in accordance with performance guidelines approved by the Board. The fair values of the rights are being amortised on a straight line basis over their three year vesting period. For share settled rights, the fair values of the rights are the share price at grant date adjusted for the impact of performance hurdles and other vesting or exercise criteria attached to the right. For cash settled rights, the fair values of the rights are recalculated at the end of each reporting period and amortised on a straight line basis over their three year vesting period.

(E) TAXES

(i) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statement, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantially enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probably that future taxable amounts will be available to utilise those temporary differences. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probably that the differences will not reverse in the foreseeable future.

Current and deferred tax balances relating to items recognised directly in equity are also recognised in equity and not in the income statement.

(ii) Goods and services tax ("GST")

Revenues, expenses and assets are recognised net of the amount of GST except:

(a) where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

(b) receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet. Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(F) FOREIGN CURRENCY TRANSLATION

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("functional currency"). The consolidated financial statements are presented in Australian Dollars, which is WorleyParsons Limited's functional and presentation currency.

(ii) Translation of foreign currency transactions

Transactions denominated in a foreign currency are converted at the exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates at balance date. Exchange gains and losses are brought to account in determining the profit and loss for the financial year.

(iii) Specific hedges

Hedging is undertaken to avoid or minimise potential adverse financial effects of movements in foreign currency exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions, are deferred up to the date of the purchase or sale and included in the measurement of the purchase or sale. The accounting policy note (AC) provides specific details on the calculation of these gains or costs.

(G) ACQUISITION OF ASSETS

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition.

Where equity instruments are issued in an acquisition, the value of the instruments is their market price as determined by market valuation at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

(H) REVENUE RECOGNITION

Amounts disclosed as revenue are net of returns, trade allowances, duties and taxes paid. Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must be met before revenue is recognised:

(i) Engineering design and project services

Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised as an expense.

Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred. Incentive payments on contracts are recognised as part of total contract revenue where it is probable that specified performance standards are met or exceeded and the amount of the incentive payment can be reliably measured.

For fixed price contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours for each contract.

Revenue from cost plus contracts is recognised by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned.

(ii) Sale of goods

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Risks and rewards of ownership are considered passed to the buyer at the time of delivery of the goods to the customer.

(iii) Interest

Interest income is recognised as it accrues.

(iv) Dividends

Control of a right to receive consideration for the investment in assets is attained, usually evidenced by approval of the dividend.

(I) TRADE AND OTHER RECEIVABLES

All trade receivables are recognised at the original amounts less an allowance for any uncollectible debts. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect debts. The recoverable amount of trade receivables is reviewed on an ongoing basis.

Accrued receivables are stated at the aggregate of contract costs incurred to date plus recognised profits less recognised losses and progress billings. Contract costs include all costs directly related to specific contracts, costs that are specifically chargeable to the customer under the terms of the contract and an allocation of overhead expenses incurred in connection with the consolidated entity's activities in general.

(J) INVENTORIES

(i) Raw materials and finished goods

Raw materials and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the first-in, first-out basis. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(ii) Consumables and stores

Consumables and stores are stated at the lower of cost and net realisable value and charged to specific contracts when used.

(iii) Work in progress

Work in progress is valued at the lower of cost and net realisable value. Cost comprises staff salary costs and direct expenses together with an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less further costs expected to be incurred to completion

(K) RECOVERABLE AMOUNT

Where the carrying amount of a non current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. In determining the recoverable amount, the expected cash flows have been discounted to their present value using a market determined risk adjusted discount rate.

(L) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. The expected useful lives for plant and equipment range from three to 10 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

(M) IMPAIRMENT OF ASSETS

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell, and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows ("cash generating units").

(N) LEASEHOLD IMPROVEMENTS

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter.

(O) LEASES

(i) Finance leases

Where property, plant and equipment are acquired by means of finance leases, the present value of the minimum lease payments is recognised as an asset at the beginning of the lease term and amortised on a straight line basis over the expected useful life of the leased asset. A corresponding liability is also established and each lease payment is allocated between the liability and finance charge.

(ii) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

(P) INTANGIBLE ASSETS

(i) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity or an associate. Goodwill on acquisition of subsidiaries is included in intangible assets and goodwill on acquisitions of associates is included in investments in associates. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is not amortised, instead it is tested annually for any impairment in the carrying amount or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is carried at cost less accumulated impairment losses. Goodwill is allocated to cash generating units for the purpose of impairment testing. Where the recoverable amount of the cash generating unit is less than the carrying amount, an impairment loss is recognised.

(ii) Trade name

The WorleyParsons trade name in Australia is recognised at its cost of acquisition and amortised over its expected useful life being 20 years. The estimated useful life and amortisation method are reviewed at the end of each annual reporting period.

(Q) TRADE AND OTHER PAYABLES

Liabilities for trade payables and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Company.

Payables to related parties are carried at principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(R) INTEREST BEARING LOANS AND BORROWINGS

Loans and debentures are initially recognised at fair value, net of transaction costs incurred. Loans and debentures are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the loan and debenture using the effective interest method.

(S) PROVISIONS

Provisions are recognised when the consolidated entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

(i) Dividends payable

Provision is made for the amount of any dividends declared, determined or publicly recommended by the directors at or before the end of the financial year but not distributed at balance date.

(ii) Insurance provision

Provision for insurance liabilities is recognised in line with actuarial calculations of unsettled professional indemnity claims, net of insurance recoveries. The provision is based on the aggregate amount of individual claims incurred but not reported that are lower in value than the insurance deductible of the consolidated entity. It is based on the ultimate cost of settling claims and consideration is given to the ultimate claim size, future inflation as well as the levels of compensation awarded through the courts.

(iii) Insurance claim on acquisition

Provision for insurance claims on acquisition are recognised based on the estimated liability at the date of acquisition.

(iv) Warranty provision

Provision is made for the estimated liability on all products and services still under warranty at balance date. This provision is estimated having regard to prior service warranty experience. In calculating the liability at balance date, amounts were not discounted to their present value as the effect of discounting was not material.

(T) JOINT VENTURES

(i) Jointly controlled operations and assets

The proportionate interests in the assets, liabilities and expenses of unincorporated joint ventures and jointly controlled assets have been incorporated in the financial statements under the appropriate headings.

(ii) Jointly controlled entities

The interest in jointly controlled entities is carried at the lower of the equity accounted amount and the recoverable amount in the financial statements. The share of profits or losses of the entities is recognised in the income statement and the share of movements in reserves is recognised in the balance sheet.

Profits or losses on transactions establishing joint venture partnerships and transactions with the joint ventures are eliminated to the extent of the consolidated entity's ownership interest until such time as they are realised by the joint venture entities on consumption or sale.

(U) REPAIRS AND MAINTENANCE

Repairs, minor renewals and improvements, and the purchase of minor items of tools and equipment are charged to expense as incurred. Major renewals and improvements are capitalised to the respective asset and depreciated.

(V) BORROWING COSTS

Borrowing costs are recognised as expenses in the period in which they are incurred, except when they are included in the costs of qualifying assets. Borrowing costs include:

(i) interest on bank overdrafts and short term and long term borrowings;

(ii) amortisation of discounts or premiums relating to borrowings; and

(iii) finance lease charges.

(W) CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Bank overdrafts are carried at their principal amount.

(X) INVESTMENTS

Investments in associates are accounted for in the financial statements using the equity method of accounting. Under this method, the entity's share of the post acquisition profits or losses of associates is recognised in the income statement, and its share of post acquisition movements in reserves is recognised in reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence, but not control.

All other non current investments are carried at the lower of cost or recoverable amount.

(Y) ISSUED CAPITAL

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transactions costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(Z) EARNINGS PER SHARE

(i) Basic earnings per share

Basic earnings per share is determined by dividing the profit attributable to members of WorleyParsons Limited by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share are calculated as profit attributable to members of WorleyParsons Limited adjusted for:

(a) costs of servicing equity (other than dividends);

(b) the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been *recognised as expenses; and*

(c) other non discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares, divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(AA) RESTRUCTURING PROVISIONS

Provisions for restructurings are recognised when the consolidated entity has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by:

(i) starting to implement the plan; or

(ii) announcing its main features to those affected by it.

(AB) SEGMENT REPORTING

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(AC) DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments such as forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations. Such derivative financial instruments are stated at fair value.

For the purposes of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability, or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs.

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

(i) Forward exchange contracts

Forward exchange contracts are recognised at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognised in the income statement except those relating to hedges of specific commitments that are deferred and included in the measurement of the sale or purchase.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value for interest rate swaps contracts is determined by reference to market values for similar instruments.

(ii) Fair value hedges

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement.

Any gain or loss attributable to the hedged risk on remeasurement of the hedged item is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity.

(iii) Cash flow hedges

In relation to cash flow hedges to hedge firm commitments which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement at balance date in which the hedged firm commitment affects the profit attributable to members of WorleyParsons Limited (e.g. when the future sale actually occurs).

(AD) AASB 1 TRANSITIONAL EXEMPTIONS

The Group has made its election in relation to the transitional exemptions allowed by AASB 1 "First-time Adoption of Australian Equivalents to International Reporting Standards" as follows:

(i) Business combinations

AASB 3 "Business Combinations" was not applied retrospectively to past business combinations (ie business combinations that occurred before the date of transition to AIFRS); and

(ii) Designation of previously recognised financial instruments

Financial instruments were designated as financial assets or liabilities at fair value through profit or loss or as available-for-sale at the date of transition to AIFRS;

(iii) Share based payment transactions

AASB 2 "Share-based Payment" is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005; and

(iv) Exemption from the requirement to restate comparative information for AASB 132 and AASB 139

The Group has not elected to adopt this exemption and has applied AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement" to its comparative information.

(AE) *IMPACTS OF ADOPTION OF AIFRS*

The impacts of adopting AIFRS on the total equity and profit attributable to members of WorleyParsons Limited as reported under Australian Accounting Standards applicable before 1 July 2005 ("AGAAP") are illustrated below:

		CONSOLIDATED	
RECONCILIATION OF TOTAL EQUITY AS PRESENTED UNDER AGAAP TO THAT UNDER AIFRS	NOTES	30 JUNE 2005 $'000	1 JULY 2004 $'000
Total equity under AGAAP		384,254	140,458
Adjustments to equity			
Write-back of goodwill amortisation excluding impairment	(a)	12,162	-
Write-back of goodwill amortisation in associates	(a)	910	-
Foreign exchange effect of write-back of amortisation	(a)	52	-
Tax effect of deductible goodwill amortisation	(b)	(3,519)	-
Tax effect of capital raising costs ("IPO")	(c)	776	1,176
Tax effect of capital raising costs ("PEC acquisition")	(d)	2,029	-
Tax effect of trade name amortisation	(e)	(8,575)	(9,100)
Recognition of fair value of interest rate hedge derivatives	(f)	(360)	-
Recognition of fair value of foreign exchange hedge derivatives	(f)	209	-
Performance rights	(g)	2,495	689
Total equity under AIFRS		390,433	133,223

		CONSOLIDATED
RECONCILIATION OF NET PROFIT ATTRIBUTABLE TO MEMBERS UNDER AGAAP TO THAT UNDER AIFRS	NOTES	2005 $'000
Net profit as previously reported		57,659
Adjustments to net profit		
Write-back of goodwill amortisation excluding impairment	(a)	12,162
Write-back of goodwill amortisation in associates	(a)	910
Impact of tax effect of deductible goodwill amortisation	(b)	(3,519)
Impact of tax effect of IPO recognised directly in equity	(c)	(400)
Tax effect of PEC acquisition recognised directly in equity	(d)	(885)
Tax effect of trade name amortisation	(e)	525
Net profit under AIFRS		66,452

(a) Goodwill

Under AASB 3 "Business Combinations", goodwill is no longer amortised but is instead subject to annual impairment testing. This has resulted in a change in the Group's previous accounting policy where goodwill was amortised over its useful life but not exceeding 20 years. Under the new policy, amortisation is no longer charged, but goodwill is written down to the extent it is impaired. Total goodwill amortisation for the 12 months to 30 June 2005 was $13.1 million before income tax.

(b) Tax effect – US goodwill amortisation

Under AGAAP the tax benefit arising from goodwill amortisation that was tax deductible in the US was booked to income tax expense. Under AIFRS, the income tax benefit arising from tax deductible goodwill amortisation is accrued to a deferred income tax liability account that will reverse and be booked to income tax expense to the extent that an impairment charge is booked.

(c) Tax effect – IPO costs

Under AGAAP, the Group recognised a tax benefit from IPO costs incurred in 2002 that are tax deductible, directly in the consolidated income statement. These amounts are accounted for directly in equity under AIFRS. A deferred tax asset has been recognised for IPO capital raising costs incurred in 2002 that are deductible in future periods.

(d) Tax effect – PEC acquisition capital raising costs

Under AGAAP, the Group recognised a tax benefit from capital raising costs that were tax deductible in the income statement. These amounts are accounted for directly in equity under AIFRS. A deferred tax asset has been recognised for PEC acquisition capital raising costs incurred in 2004 that are deductible in future periods.

(e) Tax effect – trade name amortisation

Under AIFRS, the Group is required to use a balance sheet liability method to calculate the income tax expense which focuses on the tax effects of transactions and other events that affect amounts recognised in either the balance sheet or a tax based balance sheet. Under AGAAP, the tax effect of the WorleyParsons trade name was not recognised. Based on a carrying value of $28.6 million as at 30 June 2005, a deferred tax liability of $8.6 million is recognised under AIFRS.

The trade name amortisation for the financial year ended 30 June 2005 booked to expense was $1.8 million. As the WorleyParsons trade name amortisation is not tax deductible, under AGAAP the amortisation was not tax effected. Under AIFRS, amortisation of the trade name is tax effected increasing profit after tax by $0.5 million per annum at an effective tax rate of 30%.

(f) Fair value of hedge contracts

Under AIFRS, the effective portion of changes to fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedge reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Previously under AGAAP, the fair value of hedge contracts was recognised in the consolidated balance sheet as an unrealised gain or loss but recognised in equity.

(g) Performance rights

Under AGAAP, the Group recognised an expense for those performance rights that were granted to executive directors and other executives. The fair value of the rights was amortised on a straight line basis over their three year vesting period with a corresponding liability created. Under AIFRS, the liability is shown as an increase in reserves.

(h) Tax effect – tax consolidation

Under AGAAP, the Company as the head of the tax consolidated group, recognised current and deferred tax balances for all members of the tax consolidated group. Under UIG 1052, "Tax Consolidation Accounting", members of the tax consolidated group recognise their own current and deferred tax balances.

(AF) EXPLANATION OF MATERIAL ADJUSTMENTS TO THE CASH FLOW STATEMENT

There are no material differences between the cash flow statement presented under AIFRS and that presented under AGAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
1 EARNINGS PER SHARE		
Basic earnings per share (cents per share)	68.0	36.0
Net profit used as the numerator in calculating basic earnings per share ($'000)	139,106	66,452
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	204,558,651	184,492,081
Diluted earnings per share (cents per share)	67.9	35.9
Net profit used as the numerator in calculating diluted earnings per share ($'000)	139,106	66,452
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	204,950,598	184,884,058

2 REVENUE FROM CONTINUING OPERATIONS

REVENUE FROM SERVICES AND SALE OF GOODS		
Services	2,394,316	1,244,978
Sale of goods	2,634	2,737
	2,396,950	1,247,715
OTHER REVENUE		
Interest	5,311	3,411
Other	2,251	894
	7,562	4,305
Total revenue from continuing operations	2,404,512	1,252,020

	CONSOLIDATED 12 MONTHS TO 30 JUNE 2006 $'000	CONSOLIDATED 12 MONTHS TO 30 JUNE 2005 $'000

3 EXPENSES AND LOSSES/(GAINS)

Profit from continuing operations before income tax expense includes the following specific net gains and expenses:

	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
(A) NET LOSSES/(GAINS)		
Foreign exchange loss/(gain)	279	(403)
(B) NET EXPENSES AND LOSSES		
Depreciation of property, plant and equipment	12,676	8,387
Amortisation		
Leasehold improvements	3,461	3,237
Plant and equipment under finance leases	89	266
Trade name	1,750	1,750
Deferred expenditure	471	104
Goodwill impairment	-	982
Total amortisation	5,771	6,339
Total depreciation and amortisation	18,447	14,726
Impairment of assets	1,915	-
Other charges against assets		
Bad and doubtful debts – trade receivables	4,905	4,473
Borrowing costs		
Interest and finance charges paid/payable	7,923	7,139
Finance charges on capitalised leases	46	33
Total borrowing costs	7,969	7,172
Other expenses and losses		
Operating lease rentals – minimum lease payments	44,096	24,065
Net loss on disposal of property, plant and equipment	41	101
Provisions		
Support of associate	-	(3,373)
Deferred revenue	21,131	(2,905)
Expected losses on contracts	372	(2,064)
Warranties	(26)	3,896
Other	429	-

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
4 DIVIDENDS		
(A) ORDINARY SHARES		
Final ordinary dividend for the financial year ended 30 June 2004 of 6.5 cents per ordinary share paid on 30 September 2004 *	-	9,708
Interim ordinary dividend for the financial year ended 30 June 2005 of 7.5 cents per ordinary share paid on 6 April 2005 *	-	15,372
Final ordinary dividend for the financial year ended 30 June 2005 of 12.5 cents per ordinary share paid on 30 September 2005 *	25,619	-
Interim ordinary dividend for the financial year ended 30 June 2006 of 18.5 cents per ordinary share paid on 7 April 2006 #	37,916	-
Total dividends paid	63,535	25,080

* Fully franked dividend

\# Partly franked dividend

Since the end of the financial year, the directors have declared a final dividend of 22.5 cents per fully paid ordinary share, partly franked based on tax paid at 30%. In accordance with Accounting Standard AASB 137 "Provisions, Contingent Liabilities and Contingent Assets", the aggregate amount of the proposed final dividend of $46.1 million is not recognised as a liability as at 30 June 2006.

(B) FRANKING CREDIT BALANCE

Franking credits available for subsequent financial years based on a tax rate of 30%	6,721	14,644

The above amounts represent the balance of the franking account at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(d) franking credits that may be prevented from being distributed in subsequent financial years.

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of controlled entities were paid as dividends.

5 INVESTMENTS IN ASSOCIATES

	OWNERSHIP INTEREST		CONTRIBUTION TO NET PROFIT	
DETAILS OF MATERIAL INTERESTS IN ASSOCIATE ENTITIES ARE AS FOLLOWS	2006 %	2005 %	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
Ranhill WorleyParsons Sdn Bhd	49	49	2,398	1,905
Petrocon Arabia Co Limited	50	50	1,434	1,306
Transfield Worley Limited	50	50	1,397	1,230
PFD International LLC	50	50	2,351	2,576
Beijing MaisonWorleyParsons Engineering & Technology Co Limited	50	50	1,463	452
WorleyParsons MEG Limited	50	50	430	1,354
Other interests in associated entities			3,393	3,440
			12,866	12,263

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
6 INCOME TAX		
(A) INCOME TAX EXPENSE		
Current tax	69,731	28,707
Deferred tax	(12,707)	1,031
(Over)/under provision in previous financial periods	(1,881)	105
Income tax expense	55,143	29,843
Income tax expense is attributable to:		
Profit from continuing operations	55,143	29,843
Income tax expense	55,143	29,843
Deferred income tax (revenue)/expense included in income tax expense comprises:		
Increase in deferred tax assets	(16,070)	(1,884)
Increase in deferred tax liabilities	3,363	2,915
Deferred tax	(12,707)	1,031
(B) NUMERICAL RECONCILIATION OF INCOME TAX EXPENSE TO PRIMA FACIE TAX PAYABLE		
Profit before tax from continuing operations	196,885	98,548
At the Group's statutory income tax rate of 30% (2005: 30%)	59,066	29,564
Tax effect of amounts which are not (taxable)/deductible in calculating taxable income:		
Net profits attributable to associates	(3,860)	(3,679)
Impairment of assets	575	-
Legal and professional fees non deductible	191	246
Restructuring costs	-	1,841
Other	2,475	2,389
Research and development concession	(9,941)	(900)
US machinery rebate	(363)	-
	48,143	29,461
Tax clearance received for items previously not treated as deductible	(1,318)	-
Benefit from tax losses not previously recognised	(735)	-
Unrecognised tax losses	3,231	-
(Over)/under provision in previous financial periods	(1,881)	105
Difference in overseas tax rates *	7,703	277
Income tax expense	55,143	29,843

* Represents tax expense for foreign tax rate differential and international withholding taxes.

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
(C) AMOUNTS RECOGNISED DIRECTLY IN EQUITY		
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity:		
Current tax - credited directly to equity	1,231	-
Deferred tax - credited directly to equity	-	2,914
	1,231	2,914
(D) TAX LOSSES		
Unused tax losses for which no deferred tax asset has been recognised	6,527	838
Potential tax benefit at 30%	1,958	251

The benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised; or

(ii) the losses are transferred to an eligible entity in the consolidated entity; and

(iii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iv) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

(E) TAX CONSOLIDATION

WorleyParsons Limited and its wholly-owned Australian entities elected to form a tax consolidated group from 1 July 2003. The accounting policy in relation to this legislation is set out in note E. On formation of the tax consolidated group, the entities in the tax consolidated group entered into a tax sharing agreement which, in the opinion of the directors, limits the joint and several liability of the wholly-owned entities in the case of a default by the head entity, WorleyParsons Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate WorleyParsons Limited for any current tax payable assumed and are compensated by WorleyParsons Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to WorleyParsons Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities' financial statements. The amounts receivable or payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables or payables.

In WorleyParsons Limited, there were no amounts recognised as tax consolidation contributions during the financial year (2005: $nil).

7 CONTROLLED ENTITIES

Effective 1 August 2005, a wholly owned subsidiary of WorleyParsons Limited, acquired the remaining 50% interest of WorleyParsons MEG Limited ("MEG") for a total consideration of $17.8 million and gained effective control at that date. From the date of acquisition to 30 June 2006, the incremental profit after tax to the Group resulting from the increase in ownership percentage was $1.6 million. The deferred consideration of $7.7 million is payable in two equal cash instalments due on the first and second anniversaries of the acquisition.

Effective 1 September 2005, wholly owned subsidiaries of WorleyParsons Limited, acquired 100% of Canadian minerals and metals company HG Engineering Limited ("HGE") for a total consideration of $16.2 million. HGE is an engineering and project management business with operations in Toronto, Canada and Dallas, Texas. HGE reported revenues of approximately C$14.2 million in the previous year and has around 140 employees. From the date of acquisition to 30 June 2006, HGE contributed $2.3 million to the profit after tax of the Group. The deferred consideration of $6.1 million is payable in two equal cash instalments due on the first and second anniversaries of the acquisition.

On 1 January 2006, WorleyParsons (Canada) Holding Limited, a wholly owned subsidiary of WorleyParsons Limited, acquired 100% of Komex Environmental Limited ("Komex") for a total consideration of $35.2 million. Komex is a Calgary based group that provides a range of services including water resource engineering and specialist geotechnical and environmental consulting and engineering to the resources and energy sector. From the date of acquisition to 30 June 2006, Komex has contributed $2.7 million to the net profit after tax of the Group. Komex employs approximately 420 staff and has operations in Canada, the USA and Europe.

During the year, wholly owned subsidiaries of WorleyParsons Limited increased their ownership in PT Ceria Worley from 85% to 100%, in Parsons E&C United Limited from 50% to 100% and in Jones & Jones Engineering Design Pty Limited from 51% to 100%. The total amount of cash paid in relation to the acquisition of controlled entities during the year was $61.5 million.

If these business combinations had taken place at 1 July 2005, the profit after tax for the Group would have been $144.4 million and the revenue from continuing operations would have been $2,441 million.

The fair value of the identifiable net assets acquired is as follows:

	MEG ACQUISITION $'000	HGE ACQUISITION $'000	KOMEX ACQUISITION $'000
ASSETS			
Cash and cash equivalents	1,194	955	4,351
Trade and other receivables	11,626	6,889	16,436
Inventories	642	-	3,068
Prepayments	319	92	585
Other financial assets	286	3	66
Property, plant and equipment	1,810	550	3,615
Total assets	15,877	8,489	28,121
LIABILITIES			
Trade and other payables	9,650	5,388	11,631
Income tax payable	575	430	1,365
Interest bearing loans and borrowings	-	-	344
Provisions	-	243	325
Total liabilities	10,225	6,061	13,665
Net assets	5,652	2,428	14,456
Existing investment accounted for using the equity method	(5,143)	-	-
Goodwill arising on acquisition	17,249	13,732	20,750
Total consideration paid	17,758	16,160	35,206
Consideration:			
Cash consideration	9,987	9,894	35,177
Deferred consideration	7,682	6,108	-
Costs associated with the acquisition	89	158	29
Total consideration paid	17,758	16,160	35,206
Net cash effect:			
Cash consideration (including costs) paid	(10,076)	(10,052)	(35,206)
Cash included in net assets acquired	1,194	955	4,351
Net cash outflow	(8,882)	(9,097)	(30,855)

8 ISSUED CAPITAL

	2006		2005	
	NUMBER OF SHARES	$'000	NUMBER OF SHARES	$'000
Ordinary shares, fully paid	204,950,598	327,103	204,950,598	332,517
MOVEMENTS IN ORDINARY SHARES				
Balance at the beginning of the financial year	204,950,598	332,517	149,356,711	110,938
Issued during the financial year	-	-	55,593,887	227,935
Transaction costs, net of tax	-	-	-	(6,356)
Purchase of shares to satisfy performance rights	-	(7,622)	-	-
Tax effect of purchase of shares to satisfy performance rights	-	1,231	-	-
Transfer from rights reserve on purchase of shares	-	977	-	-
Balance at the end of the financial year	204,950,598	327,103	204,950,598	332,517

	CONSOLIDATED	
	2006 $'000	2005 $'000
9 RESERVES AND RETAINED PROFITS		
Foreign currency translation reserve	(2,703)	(15,489)
Hedge reserve	572	(151)
Performance rights reserve	5,822	2,495
Reserves	3,691	(13,145)
Retained profits	142,993	67,422
	146,684	54,277

(A) FOREIGN CURRENCY TRANSLATION RESERVE

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations.

Balance at the beginning of the financial year	(15,489)	(6,079)
Gain/(loss) on translation of foreign controlled entities and associates	12,786	(9,410)
Balance at the end of the financial year	(2,703)	(15,489)

(B) HEDGE RESERVE

The reserve is used to record gains or losses on hedging instruments in the cash flow hedges that are recognised directly in equity, as described in note (AC). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.

Balance at the beginning of the financial year	(151)	-
(Loss)/gain on foreign exchange hedges, net of tax	(758)	209
Gain/(loss) on interest rate hedges, net of tax	753	(360)
Share of interest rate hedges recognised in associates	728	-
Balance at the end of the financial year	572	(151)

	CONSOLIDATED	
	2006 $'000	2005 $'000
(C) PERFORMANCE RIGHTS RESERVE		
The reserve is used to recognise the fair value of performance rights issued but not satisfied.		
Balance at the beginning of the financial year	2,495	689
Performance rights expense	4,304	1,806
Transfer to issued capital on purchase of shares to satisfy performance rights	(977)	-
Balance at the end of the financial year	5,822	2,495
(D) RETAINED PROFITS		
Balance at the beginning of the financial year	67,422	26,050
Profit attributable to members of WorleyParsons Limited	139,106	66,452
Dividends provided for or paid	(63,535)	(25,080)
Balance at the end of the financial year	142,993	67,422

10 NOTES TO THE CASH FLOW STATEMENT

Cash and cash equivalents	78,212	66,527
The above figures are reconciled to cash at the end of the financial year as shown in the cash flow statement as follows:		
Cash at bank and on hand	78,212	66,527
Cash and cash equivalents	78,212	66,527
Less: bank overdraft	(7,929)	(2,551)
Balance per cash flow statement	70,283	63,976

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
Reconciliation of profit after tax to net cash inflow from continuing operations:		
Profit after tax from continuing operations	141,742	68,705
NON CASH ITEMS		
Depreciation of non current assets	12,676	8,387
Amortisation of non current assets	5,300	6,235
Amortisation of deferred expenditure	471	104
Performance rights expense	7,109	2,915
Dividends received from associates	3,210	6,455
Net loss on disposal of property, plant and equipment	41	101
Net loss on sale of investments	197	-
Net loss on write-down of investments	3,150	-
Provisions for losses in controlled entities	(552)	-
Provisions for loans to controlled entities	620	-
Net profits attributable to associates	(12,866)	(12,263)
Impairment of assets	1,915	-
Finance charges on capitalised leases	46	33
Cash flow adjusted for non cash items	163,059	80,672
CHANGES IN ASSETS AND LIABILITIES ADJUSTED FOR EFFECTS OF PURCHASE OF CONTROLLED ENTITIES DURING THE FINANCIAL YEAR		
Increase in trade and other receivables	(64,642)	(34,177)
Increase in prepayments	(8,643)	(3,741)
(Increase)/decrease in other non current assets	(4,087)	158
Increase in inventories	(80,364)	(9,578)
Increase in deferred tax assets	(16,627)	(1,802)
Increase in trade and other payables	73,714	54,155
(Decrease)/increase in billings in advance	(28,558)	6,772
Increase/(decrease) in income tax payable	6,047	(5,124)
Increase in other provisions	65,127	27,093
Increase/(decrease) in other creditors and accruals	3,001	(35,020)
Increase in deferred tax liabilities	13,577	3,165
Exchange rate movement on opening balances	1,675	5,641
(Decrease)/increase in issued capital	(7,622)	2,914
Net cash inflow from operating activities	115,657	91,128

11 SEGMENT INFORMATION

The Group operates in four primary business segments: Hydrocarbons, Power, Minerals & Metals and Infrastructure. The Hydrocarbons segment incorporates the Oil and Gas, and Refining, Petrochemicals and Chemicals business units.

PRIMARY REPORTING – BUSINESS SEGMENTS

12 MONTHS TO 30 JUNE 2006	HYDRO-CARBONS $'000	POWER $'000	MINERALS & METALS $'000	INFRA-STRUCTURE $'000	OTHER $'000	ELIMINATIONS $'000	CONSOLIDATED $'000
Sales to external customers	1,302,046	320,518	184,655	101,461	-	(4,607)	1,904,073
Procurement services revenue	490,694	-	-	2,183	-	-	492,877
Inter-segment sales	4,113	-	1,387	5,244	-	(10,744)	-
Total sales revenue	1,796,853	320,518	186,042	108,888	-	(15,351)	2,396,950
Other revenue	-	-	141	2,110	5,311	-	7,562
Total segment revenue	1,796,853	320,518	186,183	110,998	5,311	(15,351)	2,404,512
Segment result	149,048	46,080	26,362	9,532	-	-	231,022
Share of net profit of associates	9,639	1,737	1,319	171	-	-	12,866
Amortisation expense							(1,750)
Unallocated corporate expenses							(45,253)
Profit from continuing operations before income tax expense	158,687	47,817	27,681	9,703			196,885
Income tax expense							(55,143)
Profit from continuing operations after income tax expense							141,742
Segment assets	356,843	93,729	49,305	55,870	8,451	-	564,198
Goodwill and trade name	240,907	90,300	23,300	22,700	26,833	-	404,040
Unallocated corporate assets							194,151
Consolidated total assets							1,162,389
Segment liabilities	296,311	80,926	27,844	26,516	36,262	-	467,859
Unallocated corporate liabilities							219,267
Consolidated total liabilities							687,126
Investments in associates included in segment assets	32,436	13,900	-	-	-	-	46,336
Acquisition of property, plant and equipment, intangible and other non current assets	12,321	24,306	1,563	2,535	507	-	41,232
Depreciation and amortisation expense	11,727	1,782	1,161	1,550	477	-	16,697
Unallocated depreciation and amortisation expense							1,750
Total depreciation and amortisation							18,447
Non cash expenses other than depreciation and amortisation	-	-	-	-	-	-	-

Total segment revenue	1,796,853	320,518	186,183	110,998	5,311	(15,351)	2,404,512
Share of associates' revenue	705,145	47,248	15,993	17,942	-	-	786,328
Procurement revenue - controlled	(297,674)	-	-	(2,183)	-	-	(299,857)
Procurement revenue - associates	(426,601)	-	-	-	-	-	(426,601)
Aggregated revenue	1,777,723	367,766	202,176	126,757	5,311	(15,351)	2,464,382

PRIMARY REPORTING – BUSINESS SEGMENTS

12 MONTHS TO 30 JUNE 2005	HYDRO-CARBONS $'000	POWER $'000	MINERALS & METALS $'000	INFRA-STRUCTURE $'000	OTHER $'000	ELIMINATIONS $'000	CONSOLIDATED $'000
Sales to external customers	779,518	139,998	159,819	54,541	-	-	1,133,876
Procurement revenue	62,417	51,422	-	-	-	-	113,839
Inter-segment sales	-	-	-	4,644	-	(4,644)	-
Total sales revenue	841,935	191,420	159,819	59,185	-	(4,644)	1,247,715
Other revenue	-	-	-	-	4,305	-	4,305
Total segment revenue	841,935	191,420	159,819	59,185	4,305	(4,644)	1,252,020
Segment result	69,640	21,213	22,664	6,750	-	-	120,267
Share of net profit of associates	11,663	600	-	-	-	-	12,263
Amortisation expense							(1,750)
Unallocated corporate expenses							(32,232)
Profit from continuing operations before income tax expense	81,303	21,813	22,664	6,750			98,548
Income tax expense							(29,843)
Profit from continuing operations after income tax expense							68,705
Segment assets	284,630	76,179	39,949	15,570	-	-	416,328
Goodwill and trade name	218,388	87,676	6,057	1,028	28,583		341,732
Unallocated corporate assets							81,273
Consolidated total assets							839,333
Segment liabilities	233,351	53,054	44,295	15,117	-	-	345,817
Unallocated corporate liabilities							103,083
Consolidated total liabilities							448,900
Investments in associates included in segment assets	29,070	13,723	-	-	-	-	42,793
Acquisition of property, plant and equipment, intangible and other non current assets	14,236	13,832	971	543	-	-	29,582
Depreciation and amortisation expense	8,253	1,317	1,185	597	-	-	11,352
Unallocated depreciation and amortisation expense							3,374
Total depreciation and amortisation							14,726
Non cash expenses other than depreciation and amortisation	134	-	-	-	-	-	134

Total segment revenue	841,935	191,420	159,819	59,185	4,305	(4,644)	1,252,020
Share of associates' revenue	675,662	32,433	-	-	-	-	708,095
Procurement revenue - controlled	(62,417)	(51,422)	-	-	-	-	(113,839)
Procurement revenue - associates	(466,745)	-	-	-	-	-	(466,745)
Aggregated revenue	988,435	172,431	159,819	59,185	4,305	(4,644)	1,379,531

SECONDARY REPORTING – GEOGRAPHICAL SEGMENTS

12 MONTHS TO 30 JUNE 2006	EUROPE $'000	AUSTRALIA AND NEW ZEALAND $'000	ASIA AND MIDDLE EAST $'000	AMERICAS $'000	TOTAL $'000
Sales to external customers	367,985	582,032	467,181	979,752	2,396,950
Aggregated revenue	447,381	655,783	534,920	826,298	2,464,382
Segment assets	160,252	303,979	146,305	551,853	1,162,389

12 MONTHS TO 30 JUNE 2005	EUROPE $'000	AUSTRALIA AND NEW ZEALAND $'000	ASIA AND MIDDLE EAST $'000	AMERICAS $'000	TOTAL $'000
Sales to external customers	240,715	392,447	220,682	393,871	1,247,715
Aggregated revenue	262,350	477,308	226,457	413,416	1,379,531
Segment assets	106,975	310,352	43,595	378,411	839,333

The 2006 segment results include the allocation of overhead that can be directly attributable to an individual business segment. Those expenses that cannot be attributed to a business segment are recorded as unallocated corporate expenses

The 2005 comparatives have been prepared on a similar basis.

The consolidated entity provides engineering design, project services, and maintenance and reliability support services to a number of markets. The consolidated entity's activities also include infrastructure developments within the Power sector.

The consolidated entity's operations are organised and managed separately according to the nature of the services they provide, with each segment serving different markets.

Geographically, the consolidated entity operates in four predominant segments, Australia and New Zealand, Asia and the Middle East, America and Europe. Outside of Australia, activities are predominantly in the Hydrocarbons and Power segments.

SEGMENT ACCOUNTING POLICIES

Segment accounting policies are the same as the consolidated entity's significant accounting policies described above. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of receivables and plant and equipment. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm's length basis and are eliminated on consolidation.

12 CONTINGENT LIABILITIES

	CONSOLIDATED	
	2006 $'000	2005 $'000
(A) GUARANTEES		
The consolidated entity is, in the normal course of business, required to provide guarantees and letters of credit on behalf of controlled entities, associates and related parties in respect of their contractual performance related obligations. These guarantees and indemnities only give rise to a liability where the entity concerned fails to perform its contractual obligations.		
Bank guarantees outstanding at balance date in respect of financing facilities	1,600	5,349
Bank guarantees outstanding at balance date in respect of contractual performance	99,688	71,214
	101,288	76,563

The consolidated entity is subject to various actual and pending claims arising in the normal course of business. The directors are of the view that the consolidated entity is adequately provided in respect of these claims.

(B) ASBESTOS

Certain members of Parsons E&C Group and other subsidiaries of Parsons Corporation, have been, and continue to be, the subject of litigation relating to the handling of, or exposure to, asbestos.

Based on its due diligence investigations during the acquisition of Parsons E&C Corporation from Parsons Corporation, including an analysis of available insurance coverage, and in light of the continuation and extension of the existing indemnity and asbestos claims administration arrangements between Parsons Corporation and Parsons E&C Corporation, WorleyParsons is not aware of any circumstance that is likely to lead to a material residual contingent exposure for WorleyParsons in respect of asbestos liabilities.

WorleyParsons

resources & energy

ANNEXURE A

WORLEYPARSONS LIMITED DISCLOSURE UPDATES
17 June 2006 to 3 September 2006

No.	Item	Date	Entity Requiring	Source of Obligation
1.	Presentation to UBS 4th Annual Aust. Resources Conference	20 Jun 2006	ASX	ASX Listing Rule 3.1
2.	Appendix 3Y: Change of Director's Interest Notice x 5	21 Jun 2006	ASX	ASX Listing Rule 3.19A
3.	Appendix 3Y: Change of Director's Interest Notice	27 Jul 2006	ASX	ASX Listing Rule 3.19A
4.	Foster Wheeler Press Release	8 Aug 2006	ASX	ASX Listing Rule 3.1
5.	Change in Contract Structure for Yuzhnoye-Khylchuyu Proejct	14 Aug 2006	ASX	ASX Listing Rule 3.1
6.	Award for 600-Megawatt Supercritical Coal-fired Facility	16 Aug 2006	ASX	ASX Listing Rule 3.1
7.	Award of key Onshore and Offshore FEED Contracts	28 Aug 2006	ASX	ASX Listing Rule 3.1
8.	Preliminary Final Report – Financial Year ended 30 June 2006	29 Aug 2006	ASX	ASX Listing Rule 3.1
9.	Media Release – WorleyParsons Announces Record Project	29 Aug 2006	ASX	ASX Listing Rule 3.1
10.	Full Year Results 30 June 2006 Presentation	29 Aug 2006	ASX	ASX Listing Rule 3.1
11.	Financial Report – Full Year ended 30 June 2006	29 Aug 2006	ASX	ASX Listing Rule 3.1

ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
2006 SEP 11 P 12:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/06/2006

TIME: 16:07:21

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation to UBS 4th Annual Aust. Resources Conference

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

resources & energy

UBS Fourth Annual
Australian Resources Conference

WorleyParsons

John Grill – Managing Director / Chief Executive Officer


20 June 2006
when experience counts

WorleyParsons
resources & energy

Global reach


CANADA
Grand Prairie
Fort McMurray
Edmonton
Vancouver
Victoria
Calgary
UNITED STATES
Chicago
Toronto
Denver
Reading
Arcadia
Orange County
Dallas
Chattanooga
Jacksonville
Houston
Deer Park
Trinidad Port of Spain
Venezuela Caracas
Ireland Dublin
UK London, Leeds, Bristol
Spain Madrid
Russia Moscow
Kazakhstan Atyrau
Bulgaria Sophia
Iraq
Iran Tehran
Kuwait Ahmadi
Saudi Arabia Al Khobar
Qatar Doha
UAE Abu Dhabi
India New Delhi
Egypt Cairo
Saudi Arabia Yanbu
Oman Muscat
Sudan Khartoum
Yemen Aden
Nigeria Lagos
China Beijing
China Shanghai
Thailand Bangkok, Sriracha
Malaysia Kerteh
Malaysia Kuala Lumpur
Brunei Kuala Belait
Malaysia Miri
Singapore
Indonesia Jakarta
Darwin
Townsville
Mackay
Gladstone
Brisbane
AUSTRALIA
Karratha
Kalgoorlie
Perth
Kwinana
Rockingham
Bunbury
Adelaide
Singleton
Newcastle
Sydney
Melbourne
Geelong
Spotswood
Whangarei
Auckland
New Plymouth
NEW ZEALAND

33 countries | 73 offices | 13,500 project services personnel

when experience counts

- ExxonMobil Chemicals Beaumont Texas
  - Asset Services
- NCP Petrochemical Complex
  - ChevronPhillips and Saudi Industrial Investments
  - US$35m
- CNOOC Refinery Scope Reduction
- KOC Program Management Services Contract
  - US$220m (US$166m procurement)
- FMG FEED
- GASCO / ADGAS
  - Onshore and Offshore Project Management Services

Hydrocarbons within WorleyParsons

- Approximately 70% of business
- Heritage Worley Operations
  - Offshore
  - Australia, South East Asia, Middle East
  - Mid size projects (100%) JV for Mega Projects
  - Brownfields, Asset Services
- Heritage Parsons E&C
  - Onshore, Gas Plants, Sulphur Recovery
  - USA, Europe, Middle East
  - Mega projects (JVs)
  - Greenfields, PMC

Differentiators

2005	2006
1. Industry leadership in health, safety and environmental performance	1. Committed, empowered and technically capable people
2. Outstanding operational and corporate performance	2. Industry leadership in health, safety and environmental performance
3. Focus on long-term contracts, integrated services contracts and alliances	3. Outstanding operational and corporate performance
4. Success in project delivery – large and small	4. Focus on long-term contracts and asset services
5. Comprehensive geographic presence and industry capability	5. Success in project delivery – large and small
6. Identification, integration and growth of value-adding acquisitions	6. Comprehensive geographic presence and industry capability

Meeting the global resource challenge

- New entrants to industry
  - Graduates
  - Attract back into industry
- Utilise HVE centres
  - Traditionally China / India
  - Non traditional Asia, FSU, other
- Workshare and increased global utilisation
- Retention of existing staff
- Acquisition of new staff

Source of energy supplies in 2004


Hydro electric 6%
Nuclear Energy 6%
Oil 37%
Coal 27%
Natural Gas 24%

Source: BP Resources 2004

Hydrocarbons - oil reserves

- >75% of oil reserves held by NOCs


Saudi Aramco
Iraq NOC
Kuwait Petroleum
ADNOC
National Iran Oil Co
PDV
Libyan Nat Oil Co
Pemex
Nigerian NPC
Qatar PC
Lukoil
ExxonMobil
Petrochina
Yukos
Shell
National Oil Company
Other
0
50
100
150
200
250
300
Liquids Reserves (bn bbl)

Source: Oil and Gas journal

- Major shift in industry dynamics towards NOCs

Hydrocarbons - gas reserves

- >87% of gas reserves held by NOCs


2003 New Production
Regional Major – 21%
NOC – 8%
IOC's – 71%
Prospective Production 2004-12
Regional Major – 24%
NOC – 40%
IOC's – 36%
• IOCs focused on key areas – SE Asia, West Africa FSU
• Regional Majors and NOC's usually single region / country focus – expect change

Source: Douglas Westwood Co.

- Relationships with IOCs remain important as facilities are debottlenecked and an increased focus on asset integrity develops
- NOCs will move to multi country / region

Worldwide Refining Capacity by Region


40
30
20
10
0
Million Barrels per Day
2003
2025
North America
Central & South America
Europe
Middle East
Asia/ Pacific
Rest of World

- Relationship with IOCs (Independent Oil Companies)
  - Design and build new projects
  - De-bottleneck existing facilities, asset integrity
  - Projects are larger, complex, difficult, remote and in joint venture

- Relationship with NOCs (National Oil Companies)
  - NOCs agenda is around 'Nation Building'
  - Major shift in industry dynamics
  - NOCs want technology and know how
  - In country solution with local employees

What has changed:

- NOCs of increasing importance
  - Local content and technical knowledge
- Brownfields faster than greenfields
- Requirement to mobilise resources globally
  - Increasing importance of joint ventures
- Downstream and petrochemicals up
- Oil Sands up
- Australian LNG opportunities
- Number of major capable firms in engineering, program management stable / decreasing
- Alternatives to Hydrocarbons

Hydrocarbons – challenges

- Global resources challenge
- Cost and schedule issues
  - Procurement & Fabrication capability
- Political stability in developing regions
- Potential for over investment
  - Downstream issue
- Best guess on prices

Outlook

At the release of the 2006 first half net profit after tax result the company indicated that:

> "We expect the markets for WorleyParsons' services will continue to be strong. Our key markets and sectors continue to experience positive conditions, in particular hydrocarbons and power.
>
> Based on the strong results achieved so far and subject to reasonable conditions in the markets in which we operate for the remainder of this financial year we would expect to report a modest improvement on the first half's very good result."

Following a review of trading result and subject to a continuation of positive trading conditions across all markets for the remainder of this year it is likely that the 2nd half result will be stronger than previously advised and will be around the top end of analysts' current forecasts which is approximately 20% higher than the 1st half.

resources & energy

UBS Fourth Annual
Australian Resources Conference

WorleyParsons

John Grill – Managing Director / Chief Executive Officer


20 June 2006
when experience counts

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/06/2006

TIME: 08:34:34

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x 5

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Grahame Campbell**
Date of last notice	**24 April 2006**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.**
Date of change	**16 June 2006**
No. of securities held prior to change	**Grahame Campbell: 15,709** **Grandamico Pty Ltd: 437,739**
Class	**Ordinary**
Number acquired	**190**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$3,750.00**
No. of securities held after change	**Grahame Campbell : 15,899** **Grandamico Pty Ltd : 437,739**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Erich Fraunschiel**
Date of last notice	**24 April 2006**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.**
Date of change	**16 June 2006**
No. of securities held prior to change	**Erich Fraunschiel: 17,108 Erich Fraunschiel atf Fraunschiel Family Trust: 30,556 Montrose Investments (WA) Pty Ltd atf Fraunschiel Family Trust: 100,000**
Class	**Ordinary**
Number acquired	**199**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$3,917.00**
No. of securities held after change	**Erich Fraunschiel : 17,307 Erich Fraunschiel atf The Fraunschiel Family Trust : 30,556 Montrose Investments (WA) Pty Ltd atf The Fraunschiel Family Trust : 100,000**

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald John McNeilly
Date of last notice	24 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.
Date of change	16 June 2006
No. of securities held prior to change	Ronald John McNeilly: 22,455 Ronald John McNeilly: 305,556 Laargo Investments Pty Ltd: 12,222
Class	Ordinary
Number acquired	317
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,250.00
No. of securities held after change	Ronald John McNeilly: 22,772 Ronald John McNeilly: 305,556 Laargo Investments Pty Ltd: 12,222

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**John Green**
Date of last notice	**24 April 2006**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.**
Date of change	**16 June 2006**
No. of securities held prior to change	**John Green: 37,030** **John M Green: 853,755**
Class	**Ordinary**
Number acquired	**190**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$3,750.00**
No. of securities held after change	**John Green: 37,220** **John Green: 853,755**

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Eric Gwee Teck Hai**
Date of last notice	**24 April 2006**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.**
Date of change	**16 June 2006**
No. of securities held prior to change	**2,390**
Class	**Ordinary**
Number acquired	**165**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$3,250.00**
No. of securities held after change	**2,555**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/07/2006

TIME: 14:09:52

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WorleyParsons
resources & energy

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

27 July 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WORLEYPARSONS LIMITED (WOR)
APPENDIX 3Y

We attach a revised Appendix 3Y that supersedes the notice submitted on 27 March 2006.

Yours faithfully
WorleyParsons

Sharon Sills
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**John Grill**
Date of last notice	**27 March 2006**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Director and Member of Wilaci Pty Ltd**
Date of change	**1. 20 March 2006** **2. 22 March 2006**
No. of securities held prior to change	**Ordinary shares =** **3,154,946 – John Grill** **28,329,483 – Wilaci Pty Ltd** **1,053,136 – Evenrose Pty Ltd** **Performance Rights = 308,325**
Class	**Ordinary shares**
Number acquired	**Nil**
Number disposed	**1. 17,501** **2. 5,000**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**1. $342,569.60** **2. $ 98,900.00**

+ See chapter 19 for defined terms.

No. of securities held after change	**Ordinary shares =** **3,154,946 – John Grill** **28,306,982 – Wilaci Pty Ltd** **1,053,136 – Evenrose Pty Ltd** **Performance Rights = 308,325**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**On market sale of shares.** **Sale by Chief Executive Officer Mr John Grill of 22,501 shares ("sale shares") raising total proceeds of $441,469.60. The shares were sold at prices between $19.55 and $19.78 per share. Mr Grill retains an interest in 32,515,064 million WorleyParsons shares after the conclusion of the above sales.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/08/2006

TIME: 13:03:13

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Foster Wheeler Press Release

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WorleyParsons
resources & energy

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

8 August 2006

Ref:
File:

Ms Roberts
Adviser, Issuers (Sydney)
Australian Stock Exchange
Exchange Centre
20 Bridge St
Sydney NSW 2000

Dear Ms Roberts

RE: FOSTER WHEELER PRESS RELEASE

Please find attached a press release issued by Foster Wheeler in relation to a contract for Exxon Mobil Asia Pacific Pte Ltd. WorleyParsons (WOR) is in a 50/50 joint venture with Foster Wheeler for the performance of this contract. Work on the contract referenced in the announcement by Foster Wheeler has commenced but at this stage is not material to WorleyParsons.

Yours faithfully
WorleyParsons

David Housego
Chief Financial Officer

enc

NEWS

FOSTER WHEELER LTD

CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON, HM CX, BERMUDA
MAILING ADDRESS: PERRYVILLE CORPORATE PARK, CLINTON, NJ 08809-4000

FOSTER WHEELER TO BEGIN FEED FOR POSSIBLE NEW EXXONMOBIL CHEMICAL COMPLEX IN SINGAPORE

HAMILTON, BERMUDA, August 7, 2006--Foster Wheeler Ltd. (Nasdaq: FWLT) announced that it has been authorized by ExxonMobil Asia Pacific Pte. Ltd. to proceed with the early phase of the front-end engineering design (FEED) for certain downstream units and associated plant infrastructure of the Singapore Parallel Train (SPT) project. In January 2006, Foster Wheeler announced the award of a project coordination and services contract by ExxonMobil Asia Pacific Pte. Ltd. to a team of Foster Wheeler and WorleyParsons for the study phase of the SPT project, a potential new world-scale steam-cracking complex at ExxonMobil's Singapore refining and chemical plant site. The possible new complex now under study includes an ethylene cracker and downstream plants for the production of ethylene and propylene derivatives.

The Foster Wheeler team has been authorized, under its contract, to undertake the FEED of selected process units and the overall SPT project infrastructure.

The Foster Wheeler contract value for this phase of the FEED was not disclosed and will be included in the company's second- and third-quarter 2006 bookings.

"We are pleased that this project has now progressed to the next stage," said Steve Davies, chairman and chief executive officer of Foster Wheeler Energy Limited. "We have built an excellent working relationship with the ExxonMobil team and are committed to leveraging our in-depth technical expertise to deliver a high-quality FEED to assist ExxonMobil in realizing its plans for a world-scale steam-cracking complex in Singapore."

# # #

06-152

Notes to Editors:

1. Foster Wheeler Ltd. is a global company offering, through its subsidiaries, a broad range of engineering, procurement, construction, manufacturing, project development and management, research and plant operation services. Foster Wheeler serves the refining, upstream oil and gas,

LNG and gas-to-liquids, petrochemical, chemicals, power, pharmaceuticals, biotechnology and healthcare industries. The corporation is based in Hamilton, Bermuda, and its operational headquarters are in Clinton, New Jersey, USA. For more information about Foster Wheeler, visit our Web site at www.fwc.com.

2. Safe Harbor Statement
This news release contains forward-looking statements that are based on management's assumptions, expectations and projections about the Company and the various industries within which the Company operates. These include statements regarding the Company's expectations regarding revenues (including as expressed by its backlog), liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims, and the costs of current and future asbestos claims, and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that a variety of factors, including but not limited to the factors described under the heading "Business--Risk Factors of the Business" in the Company's most recent annual report on Form 10-K and the following, could cause the Company's business conditions and results to differ materially from what is contained in forward-looking statements: changes in the rate of economic growth in the United States and other major international economies, changes in investment by the power, oil and gas, pharmaceutical, chemical/petrochemical and environmental industries, changes in the financial condition of customers, changes in regulatory environment, changes in project design or schedules, contract cancellations, changes in estimates made by the Company of costs to complete projects, changes in trade, monetary and fiscal policies worldwide, currency fluctuations, war and/or terrorist attacks on facilities either owned or where equipment or services are or may be provided, outcomes of pending and future litigation, including litigation regarding the company's liability for damages and insurance coverage for asbestos exposure, protection and validity of patents and other intellectual property rights, increasing competition by foreign and domestic companies, compliance with debt covenants, recoverability of claims against customers and others, changes in estimates used in critical accounting policies. Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond the Company's control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission.

# # #

Media Contacts:

United States	Maureen Bingert	908 730 4444	maureen_bingert@fwc.com
United Kingdom	Anne Chong	+44 (0)118 913 2106	anne_chong@fwuk.fwc.com
Other Inquiries		908 730 4000	fw@fwc.com

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/08/2006

TIME: 10:44:31

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in Contract Structure for Yuzhnoye-Khylchuyu Project

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WorleyParsons

resources & energy

14 August 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

Change in Contract Structure for the Yuzhnoye-Khylchuyu Project

The Company has previously advised the market (10 November 2005) of the award of a contract to provide EPCM services to NaryanMarNefteGaz, a joint venture between LUKOil, Russia's largest oil company, and the American oil major ConocoPhillips.

As a result of a change in NaryanMarNefteGaz's contracting strategy for the project, the above contract has been terminated by mutual consent and replaced by an agreement between WorleyParsons and NaryanMarNefteGaz which is unlikely to make a material contribution to the company's financial result.

For further information please contact:

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/08/2006

TIME: 10:20:31

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Award for 600-Megawatt Supercritical Coal-fired Facility

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WorleyParsons

resources & energy

16 August 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

WorleyParsons Awarded Contract for 600-Megawatt Supercritical Coal-fired Generation Facility

WorleyParsons has been awarded a US $64 million professional services contract for Santee Cooper's 600-megawatt coal-fired generation facility near Kingsburg in Florence County, South Carolina. This power facility is scheduled to be operational in early 2012. The project has a total estimated constructed cost of US $998 million.

With the award of this contract, WorleyParsons continues its very successful relationship with Santee Cooper, South Carolina's state-owned electric and water utility. WorleyParsons is currently providing the same type of services at Santee Cooper's Units 3 and 4 and designed and engineered Unit 1, all located in Cross, South Carolina.

WorleyParsons is a leading provider of professional services to the energy, resource, and complex process industries. The company's services cover the full asset spectrum both in size and lifecycle from the creation of new assets to services that sustain and enhance the value of operating assets. WorleyParsons' global strategy, supported by 13,500 personnel in 73 offices across 33 countries, is one of developing fully functional operations at a local level wherever our customers need us. It provides our company with insight into their requirements and the local knowledge to deliver tailored, high-quality solutions. Major hub operations in the Americas, Asia, Europe, and Australasia are used for added technical expertise and for larger project delivery capability. www.worleyparsons.com

Santee Cooper is South Carolina's state-owned electric and water utility and serves more than 150,000 residential and commercial customers, 32 industrial customers, and one military customer. The utility also generates the power distributed by the state's 20 electric cooperatives to more than 665,000 customers in all 46 counties. Santee Cooper is the largest provider of electricity to South Carolinians. In total, more than two million South Carolinians receive their power directly or indirectly from Santee Cooper. For more information, visit www.santeecooper.com

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/08/2006

TIME: 09:25:55

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Award of key Onshore and Offshore FEED Contracts

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WorleyParsons

resources & energy

28 August 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

Award of key Onshore and Offshore FEED Contracts for Woodside's Pluto LNG Development

WorleyParsons announces that FWWP (a joint venture of WorleyParsons and Foster Wheeler) and Eos (a joint venture of WorleyParsons and KBR) have been awarded key Front-End Engineering Design (FEED) contracts for Woodside Energy Ltd's Pluto Liquefied Natural Gas (LNG) Development.

This project is to develop the Pluto gas field (located offshore Western Australia, in water depths of up to 1,000 metres, approximately 190 km north-west of Karratha) for export as LNG.

Woodside has recently announced that it has approved $192 million for FEED work (commencing 1st September 2006) for the Pluto LNG Development.

FWWP, a joint venture of WorleyParsons (40%) and Foster Wheeler (60%) has been awarded the FEED contract for the onshore LNG production plant (which will have a capacity of between five and six million tonnes a year) and associated infrastructure (including storage facilities, loading jetty, shipping channel and a turning basin).

Eos, a joint venture of WorleyParsons (50%) and KBR (50%) has been awarded the FEED contract for the offshore platform and systems engineering for all the sub-sea facilities.

Woodside is expected to consider final approval of the Pluto development by mid 2007 and a decision will be taken at that time regarding the extension of the respective contracts with FWWP and Eos into Engineering, Procurement and Construction Management (EPCM) contracts. It is expected that each of these contracts would be material for WorleyParsons.

WorleyParsons Chief Executive Officer, Mr John Grill, said:

"We are delighted to be involved in another project in the rapidly growing global LNG business.

Having key roles in both the offshore and onshore aspects of this development demonstrates the breadth of WorleyParsons' capability and is also a testament to our strong relationship with Woodside.

This is the third project that has involved our joint venture with Foster Wheeler, and our joint venture with KBR has also had two previous major project awards. These are further indications of the strength of the partnership approach we employ."

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: +61(0) 413 746 949

WorleyParsons

resources & energy

29 August 2006

ASX/Media Release

WORLEYPARSONS LIMITED

(ASX: WOR)

WORLEYPARSONS ANNOUNCES RECORD PROFIT

Highlights:

- Full year net profit up 109.3% to $139.1m
- 2nd half net profit increases 25.1% over 1st half result
- Full year EBIT growth of 95% to $199.5m
- International operations contribute 64% of earnings
- Final dividend increased to 22.5 cents (2005: 12.5 cents)
- Positive outlook for 2007

Professional services company WorleyParsons Limited today announced a full year result for 2006 of $139.1m, an increase of 109.3% over the $66.5m net profit reported in 2005. This is a 25.1% increase in net profit for the second half of the year compared with the first half of this financial year.

The result was earned on aggregated revenue of $2,464.4m, an increase of 78.6% on the $1,379.5m reported in 2005. EBIT for the year was $199.5m, an increase of 95.0% from the $102.3m reported in 2005.

The EBIT margin for the group increased to 8.1% compared to 7.4% in 2005. After tax the company earned a net margin on aggregated revenue of 5.6%, compared to the 2005 net margin of 4.8%. The corporate tax rate was 28.0% compared with 30.3% in 2005.

Basic earnings per share were 68.0 cents per share, an increase of 88.9% above the 36.0 cents per share for 2005.

Included in the full year result is a contribution to pre tax earnings of US $4.1m relating to settlement of outstanding claims in the US power business that were outstanding at the time of the Parsons E&C acquisition.

All reported numbers and comparatives are on an AIFRS basis. The preliminary Final Report and Appendix 4E include full reconciliations of the impact of adoption of AIFRS on profit after tax and equity.

Dividend policy and declaration

The company's current policy is to make half yearly dividend payments to shareholders subject to available profits, working capital requirements and the level of borrowings.

Under normal circumstances around 60% - 70% of the company's full year net profit after tax is made available for distribution with the balance being retained for funding ongoing growth. Dividends will be franked to the extent imputation credits are available.

In line with this policy the Directors have declared a final dividend of 22.5 cents per share, franked at 30% (7.65 cents per share) bringing the total for 2006 to 41.0 cents per share (13.05 cents per share franked) or 60.4% of reported net profit. Last year's final dividend was 12.5 cents per share, fully franked.

The dividend will be payable on 29 September 2006 for shareholders on the register as at midnight (Eastern Standard Time) on 19 September 2006.

	%	CONSOLIDATED 12 MONTHS TO 30 JUNE 2006 $'000	CONSOLIDATED 12 MONTHS TO 30 JUNE 2005 $'000
Revenue from continuing operations		2,404,512	1,252,020
Earnings before interest and tax ("EBIT")	UP 95.0	199,543	102,309
Profit before income tax expense	UP 99.8	196,885	98,548
Profit after income tax expense	UP 106.3	141,742	68,705
Profit attributable to members of WorleyParsons Limited	UP 109.3	139,106	66,452
Basic earnings per share (cents per share)	UP 88.9	68.0	36.0
Diluted earnings per share (cents per share)	UP 89.1	67.9	35.9
Net tangible assets per share ($ per share)	UP 8.3	0.26	0.24

Revenue from continuing operations	2,404,512	1,252,020
Less: procurement services revenue	(299,857)	(113,839)
Revenue from continuing operations excluding procurement services revenue	2,104,655	1,138,181
Add: share of revenue from associates	786,328	708,095
Less: procurement services revenue of associates	(426,601)	(466,745)
Net revenue from associates	359,727	241,350
Aggregated revenue [1]	2,464,382	1,379,531

1 Aggregated revenue is defined as statutory revenue plus share of revenue from associates less procurement services revenue at nil margin. The directors believe the disclosure of revenue attributable to associates provides additional information in relation to the financial performance of WorleyParsons

Finance

The company retains a strong cash position and low level of gearing with Net debt to Net debt + Equity at year end of 10.2%. Cash as at 30 June 2006 was $78.2m. EBITDA Interest cover for 2006 was 27.6 times.

Operating cash flow for the period was $115.7m, compared to $91.1m in 2005. During the year the first tranche of the company's Long Term Incentive (LTI) plan vested. The performance rights exercisable under the plan were purchased on market by the company at a cost of $7.6m, which is included in operating cash flow.

Cash outflow from investing activities was $102.4m. This includes $35.2m paid for the acquisition of Komex Environmental and $26.3m paid for the acquisition of the remaining 50% of WorleyParsons MEG Ltd, the remaining 49% of Jones & Jones, 100% of HGE Ltd and others.

The company also committed $20.9m in 2006 on the development of the Exmouth Energy Project in Western Australia as part of its infrastructure development strategy.

The company continues to benefit from concessions for expenditure for R&D activities in a number of jurisdictions. Assessments for eligible expenditure in jurisdictions new to the group commenced in the year. The effective tax rate for the group was 28.0% (2005: 30.3%).

Chief Executive Comment on 2006

Commenting on 2006 performance the Chief Executive Officer of WorleyParsons, Mr John Grill, said:

"The most impressive aspect of 2006 was the performance of the now 14,300 people engaged in the WorleyParsons business and the effect that their performance in the year has done to strengthen our client relationships.

"Our international operations now contribute 64% of our earnings before tax. The record number of contract awards in the year has helped us to lengthen our contracted revenue profile for both asset services and for major projects.

"We are pleased that the expected benefits from the Parsons E&C acquisition and the other smaller acquisitions we have made continue to be realised as evidenced by the strong operating result and size and scope of recent project awards. We continue to evaluate opportunities to further extend the capability and reach of the company through acquisitions as well as continuing to develop joint ventures where appropriate. The 2006 result reflects good operational performance at a time of buoyant conditions across our markets. We are looking forward to similar conditions in 2007.

"Our focus remains on operating safely, controlling our costs in such a buoyant market and ensuring that we are able to deliver on our clients' expectations."

Safety Performance

WorleyParsons has offices in 30 countries, many of which have different requirements for classification and reporting safety performance. The company believes that the most appropriate system for classification and reporting consolidated safety performance for the group is the use of the US OSHA (Occupational Safety and Health Act) reporting requirements.

WorleyParsons safety performance as reported under OSHA showed a total injury case rate of 0.16 for the 2006 financial year which compares favourably with international best practice performance within our industry sectors.

Commenting, Mr John Grill said:

"WorleyParsons has experienced significant growth in recent years that has included the integration of a number of acquisitions and the expansion of the company's operations into new territories. In that context our safety performance is paramount and we still have more to do in achieving our objective of 'Zero Harm'.

"We have committed additional resources to our management process and practices in 2006 and will build on this in 2007."

Segment Performance

The 2006 segment results include the allocation of overhead that can be directly attributable to an individual business segment. Those expenses that cannot be attributed to a business segment are recorded as unallocated / corporate expenses.

The 2005 comparatives have been prepared on a similar basis.

Hydrocarbons

Aggregated revenue for the **Hydrocarbons** group in the year was $1,777.7m representing approximately 72% of WorleyParsons revenue and an increase of 79.9% from the prior year. Segment EBIT was $158.7m with a reported segment margin of 8.9%. (2005: EBIT $81.3m margin 8.2 %.)

Operational highlights include significant improvement in operational performance in the Middle East, a strong performance in the second half from the US operations and a continuation of historically high level of activity across WorleyParsons' global hydrocarbons operations.

Major activities in the period for the Australasian region included the successful conclusion of the front end study for Woodside Energy's Angel gas development and subsequent award of the EPCM contract to Eos, a joint venture of Worley Parsons and KBR. Eos also completed the front end design for the PNG Gas project (PNG facilities and pipeline) during the year.

Other major projects include the commencement of the design and project services for the new LNG V train for the North West Shelf venture being undertaken by a joint venture between WorleyParsons and Foster Wheeler (FWWP) and the award by Woodside Energy of a $700m integrated services contract to the Transfield Worley joint venture.

Subsequent to year end Woodside has awarded key onshore and offshore FEED contracts for the Pluto LNG development in Western Australia to the Eos and FWWP joint ventures. The company remains optimistic about the development of its ability to participate in the expanding Australian LNG market.

The FEED and EPCM for Alinta/Alcoa/DUET's Dampier to Bunbury natural gas pipeline stage 4 and stage 5 expansions, the FEED for BHP Billiton's Pyrenees Floating Production Storage and Offloading (FPSO) development and services for the Pohokura plant and offshore platform for Shell Todd Oil Services in New Zealand were also undertaken in 2006.

WorleyParsons continues to deliver projects through long term services contracts for a number of Australian refineries.

Highlights in the Asian operations of WorleyParsons include strong performance in Indonesia on a series of projects for ConocoPhillips, the retention of the contract to support operations for Brunei Shell Petroleum and the expansion of the company's operations in Thailand to service the downsteam market. WorleyParsons' Malaysian venture, Ranhill WorleyParsons, performed projects for a range of regional clients including Petronas, Sarawak Shell, BG India, BP Vietnam, and NIOC/Petropars.

The Middle East region has delivered its strongest operating performance with improved results across the region, particularly in Oman and Saudi Arabia. Work has commenced on the Al-Khafji joint operations engineering services contract. Activity levels in Saudi Arabia are at their highest level in recent years. The growth of the Abu Dhabi hub continues with several Engineering and PMC projects being awarded in the period by the ADNOC group of companies.

The company was also awarded an EPCM contract for the Kuwait Oil company for a pipeline project at the Al Ahmadi refinery.

The African operations continue to grow with a focus on supporting local operations in Nigeria and the recent opening of an office in Angola to provide in country project and asset support to the hydrocarbons industry.

Activity levels in the Americas remain high with a strong second half performance from the US operations. The US operations executed major projects for ExxonMobil in Venezuela, for ExxonMobil and ChevronTexaco in Nigeria and for Unocal in Bangladesh.

The downstream market in the United States continues to expand with WorleyParsons' operations awarded a major FEED contract for the clean fuels upgrade for the New Zealand Refining Company (NZRC), a three year services contract for ExxonMobil Chemical Company at Beaumont, Texas, and the FEED for the NCP petrochemical complex in Saudi Arabia.

The Canadian operating result has benefited from the continuing high level of activity in the development of oil sands projects. The company is currently executing projects for ConocoPhillips, Canadian Natural Resources Ltd, North American Oil Sands, Nexen, Husky and others while providing environmental services and asset services support to the existing facilities for Suncor, Imperial Oil (ExxonMobil), Shell and Petro-Canada.

A substantial effort is being undertaken in the integration of the Canadian operations to ensure that the benefits from the company's acquisition of Komex Environmental, the remaining 50% of WorleyParsons MEG and HGE are realised so that the Canadian operations can service all of WorleyParsons customer segments.

An early indication of the opportunities available in the Canadian market can be seen in the recent award by Shell's Albian oil sands operation which involves WorleyParsons Komex providing environmental services, WorleyParsons HGE providing materials handling and primary material process expertise and WorleyParsons MEG providing oil process and facilities support services.

The European operations continue to support major project activity in Kazakhstan and Russia. Progress was made in the year in the development of local operations in Kazakhstan, enhancing WorleyParsons ability to perform additional services in country. In addition the London office is providing major project support in conjunction with other WorleyParsons offices to projects in the Middle East and Africa and is developing a regional asset services capability to provide asset support for global and regional customers.

PIJV, a joint venture of WorleyParsons (85%) and Parsons Corporation (15%), the entity executing the contract to restore Iraqi oil infrastructure, continues its strong operating and financial performance with activity levels during the year the highest experienced.

Commenting on the strong performance of the Hydrocarbons segment, Mr John Grill said:

"The global hydrocarbons industry has experienced historically high levels of activity in 2006. We have responded well to the increased demand for our services and are pleased with our ability to support major projects and asset services in both the upstream and downstream markets."

Outlook for Hydrocarbons

The outlook for the Hydrocarbons business remains positive. Historically high oil prices, increasing demand for gas, the upturn in downstream refining and petrochemical activity together with the expected continued development of major FEED and EPCM projects and the ongoing capital expenditure associated with maintaining and upgrading major hydrocarbon facilities provide a strong basis for further growth. WorleyParsons' geographic coverage, together with its established client relationships and partnering strategies position it well for this market sector.

Power

WorleyParsons **Power** business experienced strong growth in 2006. Aggregated revenue grew 113.3% to $367.8m. Segment EBIT was $47.8m with a reported segment margin of 13.0 %. (2005: EBIT $21.8m margin 12.7%.)

Included in the Power result is a contribution to pre tax earnings of US $4.1m relating to settlement of outstanding claims in the US power business that were outstanding at the time of the Parsons E&C acquisition.

Major activity in the Power sector in the year included significant project activity in Bulgaria on the Belene nuclear facility and the Maritza coal station. The US market saw a continuation of high levels of activity particularly for flue gas desulphurisation projects, support of the Tennessee Valley Authority contract and feasibility and siting studies for new coal and nuclear facilities.

Subsequent to year end the company was awarded a services contract for Santee Cooper's 600-megawatt coal-fired generation facility near Kingsburg in Florence County, South Carolina. This power facility is scheduled to be operational in early 2012. The project has a total estimated constructed cost of US $998m and continues the successful relationship between WorleyParsons and Santee Cooper, South Carolina's state-owned electric and water utility.

The expansion of the Singapore power business acquired in 2004 continues to develop its operations in Singapore and across the region including support for a supercritical coal plant study in China.

The performance of the company's Australian power joint venture was disappointing with operational difficulties on a number of contracts contributing to a small loss in the year.

Mr John Grill said:

"The Power business has established itself as a major contributor to WorleyParsons, in particular our operations in the US and Bulgaria, which both delivered outstanding results in 2006.

"We continue to make good progress in the international markets in which we are operating and are starting to see some early benefits from the integration of the Power business across our operations."

Outlook for Power

The outlook for the Power business in 2007 remains positive. Continued demand for new coal and nuclear facilities, greenfield gas plants, air quality control systems on existing coal plants and an increase in demand for power delivery services provides a solid base for continued growth in 2007.

Minerals & Metals

The **Minerals & Metals** group performed ahead of expectations with aggregated revenue for the year of $202.2m, an increase of 26.5% from the $159.8m reported in 2005. EBIT for the year was $27.7m with a margin of 13.7% (2005: EBIT $22.7m margin 14.2%.)

Major project activity in the period included work for the BHP Billiton Worsley facility, projects for BeMax and the Yarwun facility for Orica. The recently acquired HGE Limited continues to perform well and will assist in the international expansion of the Minerals & Metals business.

In 2006 the company was awarded a contract to provide program management services for the Ma'aden phosphate project in Saudi Arabia. When completed the phosphate project will be the largest integrated fertilizer plant in the world and represents the largest contract secured by WorleyParsons in its Minerals & Metals and Infrastructure businesses to date.

Zinifex awarded WorleyParsons a three year Projects Alliance to manage sustaining capital projects for the Port Pirie Smelter. This award further extended the already broad base of project alliances that the Minerals & Metals group have in the industry.

Reflecting the increasing depth and breadth of technical capability within the Minerals and Metals business, feasibility studies are being performed for clients in the alumina, aluminium and base metals sectors including the recent award by BHP Billiton to a WorleyParsons and SNC Lavalin joint venture for involvement in studies for the expansion of the Olympic Dam facility.

Commenting on the performance of the Minerals & Metals business, Mr John Grill said:

"Our Minerals & Metals business performed well in 2006 in a challenging project delivery environment. Demand and competition for project resources remains very high with our clients facing many challenges in the development of projects, particularly in Australia. Despite these challenges we were pleased with our operational and delivery performance."

Outlook for Minerals & Metals

The outlook for the Minerals & Metals sector remains positive with the continued pressure and competition for resources being the major constraining factor in the sector.

The focus for 2007 will be on the transition of current feasibility studies to project sanction, continued development of WorleyParsons' EPCM contracting capability, expansion of project alliances and the development of the company's international operations.

Infrastructure

The **Infrastructure** business reported Aggregated Revenue of $126.8m, an increase of 114.2% on the prior year. EBIT of $9.7m was 42.6% ahead of the 2005 result of $6.7m. Margins in Infrastructure in 2006 were 7.7%, lower than the 11.4% margin achieved in 2005 reflecting additional costs in developing the international operations and costs associated with the exit of an underperforming business unit.

In addition to providing services to private and public infrastructure projects, the Infrastructure business continues to support other parts of the WorleyParsons' operations by undertaking the siting and feasibility studies for the infrastructure component of resource and energy developments.

2006 has seen the group commence work on two world scale resource infrastructure projects; the Ma'aden phosphate project and the Pilbara Infrastructure project.

The acquisition of the Calgary based Komex Environmental business in January 2006 has provided a significant increase in the scale and capability of the infrastructure business and good progress has been made in a limited time in the integration of the Komex operations.

Mr John Grill commented:

"The Infrastructure business performed well during the year and it continues to support the WorleyParsons business as well as increase its participation on major projects.

WorleyParsons

resources & energy

"We have strengthened our management team in the year with some promising early results. I am very positive about the expansion of our services in the environmental area through WorleyParsons Komex. We have been impressed by its capability and approach in the short time they have been with us. Increasingly, our clients are demanding more support in assisting them with their environmental responsibilities."

Outlook for Infrastructure

Underlying demand in the Infrastructure market remains strong in most markets in which the company operates. The increased size and capability of the Infrastructure group leaves it well positioned to respond to this demand.

Developments

The company continued the expansion of its development activities in 2006. The operating results on the Esperance Energy Project were in line with expectations with the project now in its second year of operation.

The second development project the company is undertaking, the $31.4m Exmouth Energy Project, has been affected by project cost overruns resulting in an impairment charge of $1.9m being recorded against the carrying value of the project. It is expected that the project will be operational in the 1st quarter of the 2007 financial year with the company contributing approximately $6.3m in equity to the project with the balance being project financed.

The company has also entered into a relationship with United Utilities Australia Pty Ltd for the pursuit of development projects in the industrial water market in Australia. The company has also further developed its ability to service the municipal solid waste market in Australia.

Outlook for WorleyParsons Group

Commenting on the outlook for the WorleyParsons Group, Mr John Grill said:

"We expect the markets for WorleyParsons' services will continue to be strong. Our key markets and sectors are experiencing positive conditions and we are well positioned to respond to these opportunities. Subject to conditions remaining favourable in these markets we expect to achieve increased earnings in 2007.

"The company continues to evaluate opportunities for new business growth that will add to our existing capabilities and provide value for our shareholders."

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: +61(0) 413 746 949